

# 2025 Proxy Statement

And Notice of Annual General
Meeting of Shareholders

# 2024 Highlights

## Financial

$36.29 billion
revenue

$4.46 billion
net income attributable to SLB

$6.60 billion
cash flow from operations

$3.27 billion
returned to shareholders through dividends and share repurchases

$9.07 billion
adjusted EBITDA+

$3.99 billion
free cash flow+

## Sustainability

11% Scope 1 and 2
year-on-year reduction in emissions intensity

30% Scope 1 and 2
absolute emission reduction from 2019 baseline

18% Scope 3
year-on-year reduction in emissions intensity

26% Scope 3
absolute emission reduction from 2019 baseline

## Inclusivity

40%
of Board committees chaired by women

25%
women in our global salaried workforce

Expanded Parental Leave Policy

+ See Appendix A for non-GAAP reconciliations





# A Message from the Board of Directors

February 20, 2025

## Dear SLB Shareholder,

2024 was a strong year for SLB, with the Company delivering revenue and EBITDA growth, margin expansion and solid free cash flow despite macroeconomic headwinds.

During the year, SLB returned $3.27 billion to shareholders through dividends and share repurchases. Additionally, in January 2025, we increased the quarterly dividend to $0.285 per share, the fourth increase in three years, reflecting a 128% increase since the beginning of 2022. And we recently initiated accelerated share repurchase transactions, which will support our ambition to return a minimum of $4.0 billion to shareholders in 2025.

In SLB's Core business, we are making unmatched contributions to the discovery, development and production of oil and gas reserves, fueling global energy supply. SLB has the lead offering in Digital and we are pursuing meaningful opportunities in New Energy and decarbonization, where SLB has established a differentiated market position. Together, this is laying a strong foundation for SLB's business, and the Company is poised to create enduring value for customers and shareholders.

During 2024, SLB announced an agreement to acquire ChampionX Corporation. This transaction will further strengthen SLB's production and recovery capabilities, enabling us to deliver even greater value to our customers. This strategic acquisition will also enhance the resilience of the SLB portfolio, providing some stability against industry cycles in the years to come.

Overall, SLB's 2024 results underscore the strength of our diverse portfolio to navigate evolving market dynamics. The Company's achievements during the year are a testament to the performance of our global teams, the support of our partners, and the loyalty of our customers.

We thank you for your investment in SLB and for the opportunity to serve you and our Company as directors.

Sincerely,

## Your Board of Directors

*All references in this proxy statement to "SLB," "the Company," "we," or "our" are to Schlumberger Limited (Schlumberger N.V.) and its subsidiaries.*

*Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.*

*This proxy statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts made in this document are forward-looking. We use words such as anticipates, believes, expects, future, intends, goal, target, ambition, commitment, will, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain, and actual results or outcomes could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations include, but are not limited to, changing global economic and geopolitical conditions; changes in exploration and production spending by SLB's customers and changes in the level of oil and natural gas exploration and development; the results of operations and financial condition of SLB's customers and suppliers; SLB's inability to achieve its financial and performance targets and other forecasts and expectations; SLB's inability to achieve net-zero carbon emissions goals or interim emissions reduction goals; general economic, geopolitical, and business conditions in key regions of the world; the ongoing conflict in Ukraine; foreign currency risk; inflation; changes in monetary policy by governments; tariffs; pricing pressure; weather and seasonal factors; unfavorable effects of health pandemics; availability and cost of raw materials; operational modifications, delays, or cancellations; challenges in SLB's supply chain; production declines; the extent of future charges; SLB's inability to recognize efficiencies and other intended benefits from its business strategies and initiatives, such as digital or new energy, as well as its cost reduction strategies; changes in government regulations and regulatory requirements, including those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, and climate-related initiatives; the inability of technology to meet new challenges in exploration; the competitiveness of alternative energy sources or product substitutes; and other risks and uncertainties detailed in SLB's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (**2024 Annual Report**), and other filings that we make with the SEC.*

*This proxy statement also includes forward-looking statements relating to the proposed transaction between SLB and ChampionX Corporation (ChampionX or CHX), including statements regarding the benefits of the transaction and the anticipated timing of the transaction. Factors and risks that may impact future results and performance include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction, as well as the risk factors discussed in SLB's and ChampionX's most recent Forms 10-K, 10-Q, and 8-K filed with or furnished to the SEC.*

*If one or more of these or other risks or uncertainties materialize (or the consequences of any such development changes), or should our underlying assumptions prove incorrect, actual results or outcomes may vary materially from those reflected in our forward-looking statements. Forward-looking and other statements in this proxy statement regarding our environmental, social, governance (**ESG**) and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking ESG and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.*

*It is SLB's policy to not make employment decisions, including decisions regarding hiring, promotion, and compensation, on the basis of any legally protected characteristic, including gender; instead, SLB is focused on making opportunities to excel accessible to all. We implement this goal by our efforts and initiatives to adhere to employment laws in each of the countries in which we operate.*

*For definitions of adjusted EBITDA, free cash flow, free cash flow margin, and adjusted EBITDA margin, as well as reconciliations of these non-GAAP measures to their most comparable GAAP measures, see Appendix A.*



# Notice of 2025 Annual General Meeting of Shareholders

## Items of Business

1. Election of nine director nominees.
2. Advisory "say-on-pay" approval of our executive compensation.
3. Approval of annual financial statements for the year ended December 31, 2024.
4. Ratification of the appointment of our independent auditor, PricewaterhouseCoopers LLP.
5. Approval of an amendment and restatement of the SLB Discounted Stock Purchase Plan.

Such other matters as may properly be brought before the meeting.

By order of the Board of Directors,

*Dianne B. Ralston*

**Dianne B. Ralston**
*Chief Legal Officer and Secretary*

*February 20, 2025*

## Wednesday, April 2, 2025
## 9:00 a.m. Curaçao time

*Renaissance Wind Creek Curaçao Resort*
*1 Baden Powellweg*
*Willemstad, Curaçao*

### Record Date
February 5, 2025

### How to Cast Your Vote

Please refer to the enclosed proxy materials or to the information forwarded by your bank, broker, or other nominee to determine which voting methods are available to you. Shareholders with shares registered in their names with SLB's transfer agent may authorize a proxy:

 **By Internet**
*www.proxypush.com/SLB*

 **By Telephone**
(866) 240-5191

 **By Mail**
Sign, date, and mail your proxy card

If you are a beneficial holder of SLB common stock, you should follow any instructions provided by your bank, broker, or other nominee. See "Information About the Meeting" in this proxy statement.

## Proxy Voting

Your vote is very important. Whether or not you plan to attend the annual general meeting in person, please sign, date, and promptly return your proxy card by mail, or alternatively please grant a proxy and give voting instructions by telephone or internet, so that you may be represented at the meeting. Voting instructions are provided on your proxy card or on the voting instruction form provided by your broker. Brokers are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting.

## Important Notice of Internet Availability of Proxy Materials
## for the Annual General Meeting of Shareholders to be Held on April 2, 2025

This Notice, the Proxy Statement, the Notice of Internet Availability of Proxy Materials (**Notice of Internet Availability**), and our 2024 Annual Report are each available free of charge at *https://investorcenter.slb.com* and *www.proxydocs.com/SLB*.

# Table of Contents



# Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should carefully review this entire proxy statement and our 2024 Annual Report before voting.

## Voting at the 2025 Annual General Meeting

The 2025 Annual General Meeting of Shareholders (the **2025 AGM**) will be held at:

| | |
|---|---|
| **Meeting Date:** | **Wednesday, April 2, 2025** |
| **Place:** | Renaissance Wind Creek Curaçao Resort<br>1 Baden Powellweg<br>Willemstad, Curaçao |
| **Time:** | 9:00 a.m. Curaçao time |
| **Record Date:** | February 5, 2025 |

Each shareholder of record at the close of business on February 5, 2025 (the **record date**) is entitled to one vote for each share registered in that shareholder's name. If your shares are registered in your name with SLB's transfer agent, you may vote in person at the 2025 AGM, or you may authorize a proxy to vote your shares by one of the following methods:

 **By Internet**
*www.proxypush.com/SLB*

 **By Telephone**
(866) 240-5191

 **By Mail**
Sign, date, and mail your proxy card

If you are a "beneficial" owner of SLB common stock—which means you held your shares on the record date through a broker, bank, or other nominee—you should follow the voting instructions provided by your broker, bank, or nominee.

If you plan to attend the 2025 AGM in person, see "Information About the Meeting" beginning on page 68 for the requirements for admission to the meeting. Whether or not you plan to attend the 2025 AGM in person, please sign, date, and promptly return your proxy card by mail, or alternatively please grant a proxy and give voting instructions by telephone or internet, so that you may be represented at the meeting.

## Voting Matters

| Item | | Our Board's Recommendation | Vote Required for Election / Approval | Refer to Page |
|---|---|---|---|---|
| **1** | Election of nine director nominees to our Board of Directors (the **Board**). | **FOR each nominee** | Majority of votes cast for nominee | 10 |
| **2** | Advisory "say-on-pay" approval of our executive compensation. | **FOR** | Majority of votes cast | 29 |
| **3** | Approval of our consolidated balance sheet at December 31, 2024, our consolidated statement of income for the year ended December 31, 2024, and the declarations of dividends by our Board in 2024. | **FOR** | Majority of votes cast | 61 |
| **4** | Ratification of the appointment of PricewaterhouseCoopers LLP (**PwC**) as our independent auditor for 2025. | **FOR** | Majority of votes cast | 62 |
| **5** | Approval of an amendment and restatement of the SLB Discounted Stock Purchase Plan. | **FOR** | Majority of votes cast | 64 |

*This proxy statement is first being made available to our shareholders on or about February 20, 2025.*



## 2024 Performance Highlights

2024 was a strong year for SLB as we successfully navigated evolving market conditions to deliver revenue and EBITDA growth, margin expansion and solid free cash flow.

### 2024 Financial Performance Highlights

$36.29 billion
revenue
+10% year on year

$3.27 billion
returned to shareholders through dividends and share repurchases

$4.46 billion
net income attributable to SLB
+6% year on year

$6.60 billion
cash flow from operations

$9.07 billion
adjusted EBITDA[+]
+12% year on year

$3.99 billion
free cash flow[+]

Year on year, revenue increased by 10% and adjusted EBITDA grew by 12%. We achieved our full-year adjusted EBITDA margin target and generated $3.99 billion in free cash flow, enabling us to return $3.27 billion to shareholders and continue reducing net debt. These results demonstrate SLB's ability to deliver consistent financial performance despite moderating upstream investment growth, driven by our global scale, unmatched digital offerings and ongoing focus on cost optimization.

In 2024, our **Core** business grew 9% led by Production Systems and Reservoir Performance as operators across the industry increasingly prioritize production and recovery to maximize their producing assets. Across our Core divisions, SLB's technology leadership, domain expertise, and global scale enable us to continue innovating tailored solutions for our customers in every region. Overall, the fundamentals for oil and gas remain strong and we expect accelerating energy consumption from AI and data centers together with global economic growth and the ever-growing imperative for energy security to drive increased demand for both oil and gas throughout the rest of the decade.

**Digital** revenue grew 20% to $2.44 billion in 2024 as customers continue to embrace the power of cloud computing, AI, and digital operations to shorten cycle times and improve operating efficiencies. In a milestone year for Digital, we expanded our strategic partnerships with industry leaders to include NVIDIA, Amazon Web Services, and Palo Alto Networks, launched our Lumi™ data and AI platform, and made significant strides in enabling remote operations and the achievement of fully autonomous drilling operations.

In **New Energy**, we continue to expand our exposure beyond oil and gas with significant growth momentum in the low-carbon markets, where SLB will continue building businesses and forging partnerships across three key areas: industrial decarbonization, with a focus on carbon capture and sequestration and low-carbon hydrogen for hard-to-abate industries; renewables and energy efficiency, with a focus on geothermal, geoenergy, and energy storage; and critical minerals, such as lithium from brine deposits, which will be required to support the energy transition.

We also continued to make strides on our emissions reduction journey—reducing our Scope 1 and 2 emissions intensity by 11% and our Scope 3 emissions intensity by 18% year on year. In addition, at year-end women represented 25% of our global salaried workforce—a key milestone in achieving our 2030 gender balance target and in our long-term talent management strategy.

Finally, we continued to demonstrate our commitment to **superior shareholder returns**. We exceeded our targeted returns to shareholders for 2024, and we recently initiated accelerated share repurchase transactions, which will support our ambition to return a minimum of $4.0 billion to shareholders in 2025.

Moving forward, we will continue to harness our unique market exposure and performance advantage to further our margin expansion journey, deliver strong cash flows and increase returns to shareholders. We remain focused on expanding the value we create for our customers through our technology leadership, integration capabilities, offshore exposure, and an expanded production and recovery portfolio through the announced acquisition of ChampionX. We are confident in our strategy and in our ability to continue creating value for our customers, partners and shareholders.

+    See Appendix A for definitions of adjusted EBITDA and free cash flow, as well as reconciliations to their most comparable GAAP measures.

 

# Our Director Nominees



**Peter Coleman**
Former CEO and
Managing Director
Woodside Petroleum



**Patrick de La Chevardière**
Former Chief Financial Officer
TotalEnergies



**Miguel Galuccio**
Chairman and CEO
Vista



**Jim Hackett**
President
Tessellation Services



**Olivier Le Peuch**
Chief Executive Officer
SLB



**Samuel Leupold**
Chief Executive Officer
Corio Generation



**Maria Moræus Hanssen**
Former Deputy CEO
and COO
Wintershall Dea



**Vanitha Narayanan**
Former Chairman and
Managing Director
IBM India



**Jeff Sheets**
Former EVP and CFO
ConocoPhillips

# Governance Highlights

- ✓ Independent Board Chair
- ✓ No staggered board; all directors are elected annually
- ✓ Fully independent Audit, Compensation, and Nominating and Governance committees
- ✓ Regular executive sessions of non-employee directors
- ✓ Majority votes cast standard for uncontested director elections
- ✓ Annual performance evaluations of Board, its committees, and individual directors
- ✓ 98% average Board attendance in 2024

- ✓ Women chair 40% of Board committees
- ✓ No director nominee serves on more than two other listed company boards
- ✓ Non-employee director tenure limits of 75 years of age or 10 years of service—whichever comes first
- ✓ No hedging or pledging of our stock by SLB executives or directors
- ✓ Robust stock ownership guidelines for SLB executives and directors
- ✓ We do not lobby or offer financial support to politicians or campaigns
- ✓ Proactive shareholder engagement



# 2024 Executive Compensation Highlights

Our 2024 executive compensation program remained largely unchanged from the 2023 design. Below is a summary of key elements of our 2024 program, as further detailed under "Compensation Discussion and Analysis" (the **CD&A**) beginning on page 30 of this proxy statement.



## LTI Program Structure



## STI Program Structure

For 2024, our named executive officers (**NEOs**) continued to receive a mix of long-term incentive (**LTI**) grants, with 75% of their target LTI opportunity awarded in the form of performance share units (**PSUs**), and 25% awarded in the form of three-year, time-based restricted stock units (**RSUs**). As in 2023, payout under the 2024 PSUs will be contingent on achieving rigorous absolute free cash flow margin (**FCF margin**), relative return on capital employed (**ROCE**), and relative total shareholder return (**TSR**) performance goals over a three-year period.

We continued to tie 70% of our NEOs' target short-term cash incentive (**STI**) opportunity to Company financial goals—full-year adjusted EBITDA and free cash flow—to ensure our executives remained focused on profitable, sustainable growth. In addition, we continued to include in our 2024 STI plan an additional 10% quantitative component (at target) focused on reducing SLB's emissions intensity and improving gender balance in our global workforce.

## Performance-Aligned LTI and STI Payouts

Our NEOs' LTI award payouts for the 2022-2024 performance period were based on SLB's strong multi-year ROCE performance and near-target FCF margin results, partially offset by below-target relative TSR results. Our NEOs also earned performance-aligned 2024 STI payouts based on SLB's near-target adjusted EBITDA and free cash flow results, partially offset by other strategic non-financial and personal objectives.

| Long-Term Equity Incentive Results |
| --- |

**Total LTI Award Payout — 114%** — Our NEOs earned total LTI payouts of 114% of target with respect to the three-year LTI awards (including RSUs vested at 100%) that were granted in 2022 and vested in January 2025.

**Strong ROCE Results** — Our NEOs earned 230% of the target shares of SLB stock under the three-year ROCE PSUs, based on SLB's three-year relative ROCE performance as compared to the comparator group, as well as SLB's double-digit absolute ROCE results in 2024.

**Near-Target FCF Margin PSU Payout** — Our NEOs earned 85% of the target shares of SLB stock under the three-year FCF margin PSUs, based on SLB's three-year, cumulative FCF margin[+] of 9.7%.

**Below-Target TSR Payout** — Our NEOs earned 42% of the target shares of SLB stock under the three-year TSR PSUs, based on SLB's three-year relative TSR percentile rank compared to the comparator group.

| Short-Term Cash Incentive Results |
| --- |

**Average STI Payout — 84%** — Our NEOs earned an average 2024 cash incentive payout of 84% of target, largely as a result of SLB's ambitious target setting across all STI metrics, together with our consistent financial performance despite macro headwinds.

**Adjusted EBITDA[+] — $9.07 billion** — SLB's 2024 adjusted EBITDA represented a 12% year-on-year increase, resulting in our NEOs earning 84% of the target payout.

**Free Cash Flow[+] — $3.99 billion** — SLB's 2024 free cash flow of $3.99 billion resulted in our NEOs earning 95% of the target payout.

**Non-Financial Achievements** — We reduced our Scope 1 and 2 emissions intensity by 11% year on year—a key step on our progress toward our emissions reduction target. In addition, in 2024 women became one-fourth of our salaried population, a key step in achieving our 2030 gender balance target. As a result, our NEOs earned 66% of the target payout for the quantitative non-financial component of our STI plan.

+   See Appendix A

 

# ITEM 1. Election of Directors

All of SLB's directors are elected annually at our AGM. The Board recommends that you vote FOR the election of each of our nine director nominees to serve until our 2026 AGM (or until their earlier death, resignation, or removal). Each of our director nominees is currently an SLB director and was previously elected by our shareholders at our 2024 AGM.

Dr. Tatiana Mitrova and Dr. Ulrich Spiesshofer are not standing for re-election at our 2025 AGM. Our Board extends gratitude to Dr. Mitrova and Dr. Spiesshofer for their service as members of the SLB Board.

At the 2025 AGM, shares represented by properly executed proxies and not revoked will be voted in accordance with the instructions indicated on those proxy cards. If you have properly executed your proxy card and you have not given specific voting instructions, your shares will be voted in accordance with our Board's recommendations.

Each of the director nominees has consented to stand for election and the Board knows of no reason why any nominee would be unable or unwilling to serve if elected. If any director nominee is unable or unwilling to serve, the Board may decrease the size of the Board or designate a substitute nominee. If the Board designates a substitute nominee, proxies may be voted for that substitute nominee.

 **The Board of Directors recommends a vote FOR each director nominee.**

## Qualifications of Director Nominees

Our Board believes our nine director nominees provide a well-rounded set of expertise to assist in effective and independent oversight of SLB management, as reflected in the summary chart on page 11. Moreover, the Nominating and Governance Committee believes all SLB director nominees should have the following personal characteristics and general qualifications:

✓ Integrity and honesty

✓ Ability to exercise sound, mature, and independent business judgment

✓ Recognized leaders in business or professional activity

✓ Background and experience that will complement the experience and talents of the other Board members

✓ Willingness and availability to actively participate in Board and committee meetings and related activities

✓ Ability to work professionally and effectively with other Board members and SLB management

✓ Availability to remain on the Board and its committees long enough to make an effective contribution

✓ No material relationship with competitors or other third parties that could present realistic possibilities of conflicts of interest or legal issues

In addition, a key component to the Board's effective governance is its commitment to provide oversight and perspectives reflecting a diversity of independent views. Our director nominees represent seven nationalities spanning four continents, and two of whom are women who also chair two of our Board's committees. Our directors have an average age of 63 and have served on our Board for an average of five years.

In the judgment of the Board, all director nominees are able to execute their duties as members of the Board and to devote the necessary time and attention to SLB, as required by our Corporate Governance Guidelines. In addition, there are no family relationships among any SLB executive officers and directors.

For additional information, see "Corporate Governance—Board Composition and Process for Selecting New Directors" beginning on page 20.



# Summary of Director Nominee Skills, Experience, and Characteristics

The following chart summarizes key qualifications of our director nominees—including knowledge, skills, experiences and other attributes that the Board believes are relevant to their Board and committee service. Each director nominee possesses numerous other skills and experience not identified in the following chart, as further detailed in their biographies below.

| | Coleman | de La Chevardière | Galuccio | Hackett | Le Peuch | Leupold | Moræus Hanssen | Narayanan | Sheets |
|---|---|---|---|---|---|---|---|---|---|
| **Substantial Knowledge, Skills and Experience** | | | | | | | | | |
| Current or former chief executive officer | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | |
| Energy industry and operations | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ |
| Finance and accounting | ✓ | ✓ | ✓ | ✓ | ✓ | | | | ✓ |
| Science, technology and engineering | ✓ | | ✓ | ✓ | ✓ | | ✓ | ✓ | |
| Energy transition and sustainability | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ | |
| Digital innovation | ✓ | | ✓ | | | | ✓ | ✓ | |
| Digital transformation | ✓ | | | | | | ✓ | ✓ | |
| Information security | | | | | | | | ✓ | |
| Strategy development & implementation | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| International business | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Risk management | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Health, safety and environmental | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Mergers and acquisitions | ✓ | ✓ | ✓ | ✓ | ✓ | | | | ✓ |
| Academic relations | ✓ | | ✓ | | ✓ | | | | ✓ |
| Government, regulatory & public policy | ✓ | | ✓ | ✓ | | | ✓ | ✓ | |
| **Demographics** | | | | | | | | | |
| **Nationality** | | | | | | | | | |
| Argentina | | | ✓ | | | | | | |
| Australia | ✓ | | | | | | | | |
| France | | ✓ | | | ✓ | | | | |
| Norway | | | | | | | ✓ | | |
| Switzerland | | | | | | ✓ | | | |
| United Kingdom | | | | ✓ | | | | | |
| United States | | | | ✓ | | | | ✓ | ✓ |
| **Racial and Ethnicity Characteristics for U.S. Directors**[1] | | | | | | | | | |
| East Asian or South Asian | | | | | | | | ✓ | |
| White or Caucasian | | | | | | | | | ✓ |
| Declined to Respond | | | | ✓ | | | | | |
| **Non-U.S. Directors Electing to Self-Identify Racial or Ethnicity Characteristics**[1] | | | | | | | | | |
| White or Caucasian | ✓ | ✓ | | | | | ✓ | | |
| **Other Demographic Information** | | | | | | | | | |
| Gender | M | M | M | M | M | M | F | F | M |
| Age | 64 | 67 | 56 | 71 | 61 | 54 | 60 | 65 | 67 |
| **Other Attributes** | | | | | | | | | |
| Independent | ✓ | ✓ | | ✓ | | ✓ | ✓ | ✓ | ✓ |
| SLB board chair or committee chair | | ✓ | ✓ | ✓ | | | ✓ | | ✓ |
| Number of other listed company boards | 1 | 1 | 1 | 2 | 0 | 0 | 2 | 2 | 2 |
| Tenure | 4 | 6 | 8 | 2 | 6 | 4 | 5 | 4 | 6 |

(1) Given SLB's multinational footprint and culture, we endeavor to have a global perspective on diversity. This perspective includes respecting local legal requirements regarding the tracking and use of personal data pertaining to under-represented populations. Certain countries have data privacy laws prohibiting the collection or disclosure of race and ethnicity classification data, reflecting historical concerns that such data could be used to foster, rather than eliminate, discrimination. In addition, local definitions of race and ethnicity and related classifications, as well as the definition of under-represented groups, vary from country to country. As a result, U.S.-centric racial and ethnic classifications as used for EEO-1 data collection purposes are applicable only to our three director nominees who are U.S. citizens. For our U.S. director nominees, the above race and ethnicity disclosures are based on classifications commonly used in the United States. For all other director nominees, we asked if they wished to voluntarily disclose their ethnic or racial background and, if so, how they self-identify based on the classifications most relevant to their home countries. We provide self-identifications for non-U.S. director nominees in the chart above. In keeping with international data privacy laws, we have not included racial or ethnic information for director nominees who did not authorize disclosure.



# Our Director Nominees

The nominees for election to the Board, together with information regarding each nominee's qualifications, are set forth below.

## Peter Coleman,
## Independent Director



**Former CEO and Managing Director, Woodside Petroleum**

Director since **2021**

**Other Current Public Boards**
- Arcadium Lithium plc

**Former Public Director Roles During the Past Five Years**
- Woodside Petroleum
- Allkem Limited

**SLB Board Committees**
- Nominating and Governance
- Finance

**Other Experience and Education**
- MBA, Deakin University
- Bachelor of Engineering, Monash University
- Former Chair of the Australia-Korea Foundation

PETER COLEMAN is the former Chief Executive Officer, Executive Director and Managing Director of Woodside Petroleum, Australia's largest independent gas producer, having served in that role from 2011 until his retirement in June 2021. Prior to joining Woodside, Mr. Coleman spent 27 years with the ExxonMobil group in a variety of roles, including Vice President Asia Pacific from 2010 to 2011 and Vice President Americas from 2008 to 2010. Since 2012, he has been an adjunct professor of corporate strategy at the University of Western Australia Business School. He has served as chair of Arcadium Lithium plc, a leading global lithium chemicals producer, since January 2024, following the merger of Livent Corp. with Allkem Limited, where he had served as a director from October 2022 and as chair from November 2022 through January 2024. He has also served as chair of H2EX, an Australian hydrogen exploration start-up, since April 2022, as chair of DIRECT Infrastructure, an Australian-based offshore wind developer, since June 2022, and previously served as chair of Infinite Green Energy, an Australian green hydrogen renewable energy company.

**Reason for Nomination**

Mr. Coleman brings to the Board decades of experience in the energy industry, including as the former CEO and Managing Director of Australia's largest independent gas producer. The Board benefits from his expertise in strategic planning, as well as his extensive business experience in Australia and Asia regions that are strategically important to SLB's operations.



## Patrick de La Chevardière,
## Independent Director



**Former Chief Financial Officer, TotalEnergies**

Director since **2019**

**Other Current Public Boards**
- Michelin (Compagnie Générale des Établissements Michelin SCA)

**Former Public Director Roles During the Past Five Years**
- None

**SLB Board Committees**
- Audit, Chair
- Finance

**Other Experience and Education**
- Experienced director of several French-based public companies
- Diplôme d'Ingénieur, an engineering degree, École Centrale de Paris

PATRICK DE LA CHEVARDIÈRE is the former Chief Financial Officer of TotalEnergies, a French multinational integrated oil and gas company. He served as TotalEnergies' CFO and as a member of its executive committee from 2008 until his retirement in 2019. Prior to that, he served in a variety of finance and operational roles with TotalEnergies over his 37-year career, including as Deputy Chief Financial Officer from 2003 to 2008, Vice President, Asia for Refining & Marketing from 2000 to 2003, and Vice President, Operations and Subsidiaries from 1995 to 2000. Since June 2020, Mr. de La Chevardière has also served as a member and chairman of the audit committee of the supervisory board of Michelin, a French multinational tire manufacturer. He also previously served on the boards of directors of two other French-based public companies, Sanofi-Aventis and Compagnie Générale de Géophysique.

**Reason for Nomination**

Mr. de La Chevardière brings to the Board financial and industry experience as a former CFO of a large multinational energy company. The Board benefits from his customer-focused perspective on the oilfield services industry, and from his experience across the entire energy value chain, from exploration, operations, production, trading, and marketing to refining and new energies.

## Miguel Galuccio,
## Non-Executive Director



**Chairman and Chief Executive Officer, Vista**

Director since **2017**

**Other Current Public Boards**
- Vista

**Former Public Director Roles During the Past Five Years**
- None

**SLB Board Committees**
- Finance, Chair

**Other Experience and Education**
- Bachelor of Science in Petroleum Engineering, Instituto Tecnológico de Buenos Aires
- SLB training and expertise
- Latin America energy policy expertise

MIGUEL GALUCCIO founded and is the Chairman and Chief Executive Officer of Vista Energy, S.A.B. de C.V. (Vista), the first listed independent energy company to operate and produce in the Vaca Muerta formation in Argentina, having held that position since 2017. In 2016, he co-founded GRIDX, a science-based incubation fund that creates and invests in biotech startups in Latin America, where he currently acts as chairman. Prior to that, from 2012 to 2016, he served as Chairman and Chief Executive Officer of YPF, Argentina's largest energy company. From 1999 to 2012, he was an employee of SLB and held several international positions, his last being President, Schlumberger Production Management. Prior to his employment at SLB, he served in various executive positions at YPF and its subsidiaries from 1994 to 1999, including YPF International. Mr. Galuccio is also a director of Nilus, a start-up company that develops technologies to lower the cost of living for low-income individuals.

**Reason for Nomination**

Mr. Galuccio brings to the Board leadership and operational expertise from his experience as former chairman and chief executive officer of Argentina's largest energy company, which under his leadership became the world's largest producer of shale oil outside of North America. He has valuable insight into the domestic and international energy policies of Argentina, Mexico, Venezuela, and Ecuador, and he brings a unique perspective of customer and company operations. He also remains active in the oil and gas exploration and production industry as a chief executive officer of an energy company.



## Jim Hackett,
## Independent Chair of the SLB Board of Directors



**President,**
**Tessellation Services**

Director since **2023**

**Other Current Public Boards**
- Enterprise Products Holdings
- Fluor Corporation

**Former Public Director Roles During the Past Five Years**
- Alta Mesa Resources
- NOV
- NuScale Power Corporation

**SLB Board Committees**
- None

**Other Experience and Education**
- MBA, Harvard University Business School
- Master of Theological Studies, Harvard Divinity School
- Former Chairman of Board of the Federal Reserve Bank of Dallas
- Former Chairman of National Petroleum Council (US)
- Board service for multiple public companies in the energy services industry, including NOV, Halliburton, and Cameron International

JIM HACKETT has been the president of Tessellation Services, a privately held consulting services firm, since 2013. He was previously the executive chairman of Alta Mesa Resources, an onshore exploration and production company, from 2018 to March 2020, and was a partner and senior advisor at Riverstone Holdings, a private energy investment firm, from 2013 to March 2020. Prior to that, Mr. Hackett served as executive chairman and CEO of Anadarko Petroleum Corporation from 2003 to 2013. Since 2014, he has been a director of Enterprise Products Holdings, where he serves as chair of the governance committee and as a member of the capital projects committee. He has served as lead independent director of Fluor Corporation since January 2025, where he has been a member of the board since 2016, with prior service from 2001 to 2015, and where he serves as chair of the organization and compensation committee and as a member of the executive and commercial strategies and operational risk committees. From December 2021 through January 2025, he served as non-executive chair of NuScale Power Corporation, and from 2016 through April 2023, he served as a director of NOV Inc. He has also been a faculty member at Rice University and The University of Texas at Austin since 2017, and he serves on the board of trustees at Baylor College of Medicine.

**Reason for Nomination**

Mr. Hackett brings to the board extensive knowledge of the global energy industry, as the former Chairman and CEO of a global energy production and midstream company, as well as board chair and director service at numerous public companies serving the energy industry, and financial acumen as the former Chairman of the Board of the Federal Reserve Bank of Dallas. The Board benefits from his operational and financial leadership on business strategy as well as his insights into international energy markets.

## Olivier Le Peuch,
## SLB Chief Executive Officer



**Chief Executive Officer, SLB**

Director since **2019**

**Other Current Public Boards**
- None

**Former Public Director Roles During the Past Five Years**
- None

**SLB Board Committees**
- None

**Other Experience and Education**
- Master's Degree in Microelectronics, Bordeaux University of Science
- SLB training and expertise

OLIVIER LE PEUCH has been SLB's Chief Executive Officer and a member of the Board since 2019. Prior to that, he served in a variety of global management positions, including as Chief Operating Officer in 2019, Executive Vice President, Reservoir and Infrastructure from 2018 to 2019, President of the Cameron Group from 2017 to 2018, President of SLB Completions from 2014 to 2017, and Vice President of Engineering, Manufacturing, and Sustaining from 2010 to 2014. Earlier in his career, Mr. Le Peuch was GeoMarket Manager for the North Sea and President of Schlumberger Information Solutions. He has been with SLB since 1987 and began his career as an electrical engineer.

**Reason for Nomination**

Mr. Le Peuch brings to the Board unparalleled knowledge of SLB's operational activities worldwide and its technology differentiation as a result of his service in various global leadership positions at SLB. The Board believes that Mr. Le Peuch's service as our CEO is an important link between management and the Board, enabling the Board to perform its oversight function with the benefit of his perspectives on SLB's business and operations.



## Samuel Leupold,
## Independent Director



**Chief Executive Officer,
Corio Generation**

Director since **2021**

**Other Current Public Boards**
- None

**Former Public Director Roles
During the Past Five Years**
- Enel SpA

**SLB Board Committees**
- Audit
- Finance
- New Energy and Innovation

**Other Experience and Education**
- Master's Degree in Mechanical Engineering, Swiss Federal Institute of Technology (Zurich)
- MBA, INSEAD (Fontainebleau)
- Energy transition and sustainability expertise

SAMUEL LEUPOLD is the chief executive officer of Corio Generation, a specialist offshore wind business and portfolio company of Macquarie Asset Management, having held that position since January 2025. Mr. Leupold previously served as Corio's chair from the company's launch in April 2022 to January 2025. Prior to joining Corio, Mr. Leupold served as CEO of Ørsted Wind Power A/S, the principal subsidiary of Ørsted AS, a Danish renewable energy company, from 2013 to 2018. Since 2019, Mr. Leupold has served as an independent senior advisor supporting international clients in the energy and infrastructure sectors through his consultancy firm, Leupold Advisory. Since January 2024, he has served as a non-executive director of Axpo Holding AG, a Switzerland-based utility, power generator and energy commodity trader, where he serves as chair of the strategy committee. Mr. Leupold previously served as a director of Enel SpA.

### Reason for Nomination

Mr. Leupold brings to the Board operational experience as the CEO of a renewable energy company, as well as significant energy transition experience focused on the relationship between new energy generation and infrastructure capabilities. The Board benefits from his expertise on these issues as SLB seeks to implement our net-zero ambition and our strategy to deploy sustainable technologies to provide access to energy for the benefit of all.

## Maria Moræus Hanssen,
## Independent Director



**Former Deputy CEO and COO,
Wintershall Dea**

Director since **2020**

**Other Current Public Boards**
- Kosmos Energy
- Scatec

**Former Public Director Roles
During the Past Five Years**
- Alfa Laval

**SLB Board Committees**
- New Energy and Innovation, Chair
- Compensation
- Nominating and Governance

**Other Experience and Education**
- Former CEO of multiple E&P companies
- Master's Degrees in Petroleum Engineering, Norwegian University of Science and Technology, and Petroleum Economics and Management, IFP School
- Corporate director certificate from Harvard Business School (2021)

MARIA MORÆUS HANSSEN is the former Deputy CEO and Chief Operating Officer of Wintershall Dea, a German-based energy producer, having served in that role in 2019 following the merger between DEA Deutsche Erdoel (DEA) and Wintershall Holding. Prior to that, she served as CEO of DEA and chair of its management board from 2018 to 2019. Before joining DEA, she served as CEO of ENGIE E&P International and head of the E&P business unit for the ENGIE Group in Paris from 2015 to 2017. Ms. Moræus Hanssen served in various management and operations roles at Aker from 2008 to 2013, Statoil (now Equinor) from 2007 to 2008, and Norsk Hydro from 1992 to 2007. She has served as non-executive chair of Å Energi since June 2023, as a director of Scatec since April 2020, where she serves on the audit committee, and as a director of Kosmos Energy since May 2023, where she serves on the audit and HSE and sustainability committees. She previously served as deputy chair of Yara International and as a director of Alfa Laval.

### Reason for Nomination

Ms. Moræus Hanssen brings to the Board leadership and operational expertise as the former CEO of several European energy companies. The Board values her insight into the domestic and international energy policies of Norway, Germany, France, and other countries that are strategically important to SLB, as well as her experience addressing risks related to the energy transition.



## Vanitha Narayanan,
## Independent Director



**Former Chairman and Managing Director, IBM India**

Director since **2021**

**Other Current Public Boards**
- HCL Technologies
- ReNew Energy Global

**Former Public Director Roles During the Past Five Years**
- None

**SLB Board Committees**
- Nominating and Governance, Chair
- Compensation

**Other Experience and Education**
- MBA, University of Houston
- First woman chairperson of American Chamber of Commerce in India (AMCHAM India)

VANITHA NARAYANAN is the former Chairman and Managing Director of IBM India, a subsidiary of IBM, a multinational information technology corporation. Over her career spanning three decades at IBM, she held senior executive positions with responsibility for digital businesses in the United States, Asia-Pacific, and India regions, including as Chairman of IBM India from 2017 to 2018 and Managing Director from 2013 to 2016. During her tenure, IBM India was one of IBM's fastest-growing markets. Most recently, Ms. Narayanan led a strategic 5G partnership as Managing Director for one of IBM's telecommunications clients from 2018 until her retirement in 2020. Since August 2020, she has served as a director of ReNew Energy Global, one of the largest renewable power companies in India, where she chairs the remuneration committee and serves as a member of the audit and finance committees. She has also been a director of HCL Technologies since July 2021, where she chairs the nomination and remuneration committee.

**Reason for Nomination**

Ms. Narayanan brings to the Board a wealth of global leadership and technology experience, particularly in India and other Asian markets. The Board values Ms. Narayanan's digital expertise leading global technology businesses as SLB continues to implement its digital and AI strategies.

## Jeff Sheets,
## Independent Director



**Former EVP and Chief Financial Officer, ConocoPhillips**

Director since **2019**

**Other Current Public Boards**
- Chord Energy
- Westlake Corporation

**Former Public Director Roles During the Past Five Years**
- Enerplus Corporation

**SLB Board Committees**
- Compensation, Chair
- Audit

**Other Experience and Education**
- MBA, University of Houston
- Bachelor of Science in Chemical Engineering, Missouri University of Science and Technology

JEFF SHEETS is the former EVP and Chief Financial Officer of ConocoPhillips Company, a public international energy company, having served in that role from 2010 until his retirement in 2016. Prior to that, Mr. Sheets served at ConocoPhillips and its predecessor companies for more than 36 years in a variety of finance, engineering, and strategic planning roles. Since May 2024, Mr. Sheets has served on the board of directors of Chord Energy, a U.S. oil producer, where he chairs the audit and reserves committee and is a member of the nominating and governance committee. Mr. Sheets previously served on the board of directors of Enerplus Corporation from 2017 until its merger with Chord Energy in 2024. He also has served since 2018 as a director of Westlake Corporation, an international manufacturer and supplier of petrochemicals and related products, where he chairs the nominating and governance committee and is a member of the audit, compensation, and corporate risk committees. Mr. Sheets is a member of the Board of Trustees at the Missouri University of Science and Technology.

**Reason for Nomination**

Mr. Sheets brings to the Board financial and operational expertise as a former chief financial officer of a major energy company. The Board benefits from Mr. Sheets' expertise in developing and implementing corporate strategy in the energy industry, as well as his significant finance, capital management and allocation, and mergers and acquisitions experience.



# Corporate Governance

At SLB, we believe strong corporate governance is critical to achieving our performance goals and to retaining the trust of our stakeholders. This section describes SLB's corporate governance policies and practices that foster the Board's effective oversight of our business strategies and operations, in order to promote our shareholders' and other stakeholders' interests in SLB's long-term resilience, financial strength, and overall success.

## Effective Board Oversight of Risk Management

The Board and its committees are actively involved in overseeing SLB's risk management by the CEO and our senior management team. We believe that our Board composition provides SLB with robust and well-rounded experience to assist in effective oversight of SLB management, as reflected on the chart on page 11 of this proxy statement.

The full Board oversees the assessment of major risks facing SLB, including determinations of the extent to which such risks are applicable, the potential impact of a risk, and the organization's maturity in mitigating or managing the risk. For example, the full Board oversees risk management by the CEO and our senior management team, by reviewing major financial objectives, critical strategies, and long-term plans, including allocation of capital, significant proposed business acquisitions and divestitures, operating performance, and shareholder returns. In addition, the Board delegates to its committees responsibility for overseeing certain types of risk, as reflected in the chart below, and the committees in turn report regularly to the Board on activities in their respective areas of oversight.

### Board of Directors

Routinely assesses SLB's major risks and mitigation measures, such as financial, geopolitical, strategic, regulatory, competitive, governance, reputational, climate-related, and operational risks.

| Audit Committee | Compensation Committee | Nominating and Governance Committee | Finance Committee | New Energy and Innovation Committee |
|---|---|---|---|---|
| • Financial reporting and internal controls<br>• Major financial risk exposures<br>• Cybersecurity risks<br>• Finance-related compliance allegations<br>• Independent audit and internal audit | • Compensation philosophy and policy, including addressing:<br> ○ Pay-for-performance linkage and alignment to shareholder interests<br> ○ Retention risk<br> ○ Management succession | • Board refreshment and Board and CEO succession<br>• Ethics and compliance risks, including trade compliance and anti-bribery, and significant allegations<br>• Related person transactions<br>• Effectiveness of sustainability program, including short- and long-term climate risks and progress toward our net zero ambition<br>• Effectiveness of human rights program | • Appropriate leverage and related commitments<br>• Currency management, including non-U.S. currency fluctuation<br>• Financial risks related to M&A and strategic transactions<br>• Pension liabilities | • Critical opportunities and risks of:<br> ○ Targeted new energy sectors<br> ○ Critical innovation initiatives |

### SLB Senior Management

*Day-to-day responsibility for:*

- Identifying, assessing, monitoring, and managing the major risks to SLB through our risk management process
- Implementing effective risk mitigation measures, response plans, and controls
- Integrating risk analysis into business decisions and performance objectives



## Enterprise Risk Management Process

Our senior management team has developed a comprehensive strategic planning and enterprise risk management process for identifying, assessing, and managing risk.

This process begins with risk identification by our business lines and GeoUnits through an operational risk management exercise. Risks with impacts at this initial level are addressed with risk management or mitigation plans. Risks that have a wider potential impact are elevated for consideration at our Basin and Division levels, where the risks are either addressed or elevated for consideration at our executive leadership team level.

In addition, SLB has a team of functional experts and leaders that review inputs from the bottoms-up operational risk management exercise, while also considering key trends and developments in their fields, to ensure that the broadest set of potential risks are identified and assessed for potential impacts to the Company. The analysis of the impact of a potential risk includes assessing the potential financial or reputational impact, the potential impact to SLB's ability to implement its strategy, the velocity of the risk (how quickly a risk could manifest), and the level of SLB's existing response preparedness.

Our executive leadership team has established the Enterprise Risk Management and Disclosure Committee to oversee this risk identification process and to monitor the implementation of mitigation or management processes. This process also includes third-party assessments, external risk surveys, and facilitated workshops with SLB executives to provide opportunities for the Company to adjust with the evolving risk landscape.

Based on these comprehensive risk identification and assessment processes, SLB's executive leadership team recommends to the Board those enterprise-level risks that should be overseen by the Board. Based on the experience of the Board members, the Board itself may identify additional risks to be included among the Company's enterprise-level risks. The Board then reviews management's risk response or mitigation plans. For certain risks, the Board or its committees will have primary risk response or mitigation responsibility. Our executive leadership team updates the Board on the enterprise risk management process at least annually, as risks that could impact the implementation of the Company's strategy are identified or evolve.

## Environmental and Sustainability Oversight

Today, the world faces the challenge of providing secure and affordable energy to meet growing demand, while decarbonizing for a more sustainable future. With nearly a century of market and technology leadership, SLB is well positioned and committed to being a leader in providing solutions to address this trilemma. As part of this commitment, the Board and its committees oversee the performance and management of various environmental, social, nature, and other sustainability issues, including our energy transition strategy, emissions reduction targets, climate change impact, sustainability reporting, workforce health and safety, human rights, global workforce diversity, biodiversity, water resource management, and ethics and compliance programs.

The Board oversees SLB's long- and short-term strategy, including our roadmap to achieve our 2050 net-zero commitment, and delegates to its Nominating and Governance Committee oversight of our sustainability programs, initiatives, and activities. The Board's other committees oversee sustainability-related topics within their respective areas of responsibility, such as the incorporation of non-financial metrics into our incentive compensation programs (Compensation); the growth potential, maturity, and viability of our targeted New Energy business sectors (New Energy and Innovation); the conduct of sustainability-related reviews by our internal audit team (Audit); operational risks such as cybersecurity (Audit); and the disclosure of sustainability-related risks (Audit and Nominating and Governance, jointly). For details about our sustainability programs and initiatives, see our most recent Sustainability Report, available on SLB's website at ***https://www.slb.com/sustainability/.***

## Oversight of Global Operations Risks

SLB has a global footprint in more than 100 countries, including in regions with elevated geopolitical tensions. The Board and its committees oversee the Company's assessment of geopolitical, financial, reputational, regulatory, human rights, and other risks associated with operating in these regions, along with mitigation actions.

An example of this oversight is the risk assessment related to SLB's continued operations in Russia. When Russia invaded Ukraine in early 2022, SLB assessed that – because of our size and the number of employees in the region – an accelerated exit would have exposed our people, our technology, and our business to significant risk. However, SLB immediately took measures to curtail our Russian activity beginning with a ban on new investments in the country, segregation of our Russian operations to comply with management

consulting services sanctions, and, in July of 2023, voluntarily halting all shipments of SLB or any third-party products and technology into Russia from any SLB facilities worldwide, including from countries not participating in multi-lateral sanctions. SLB has consistently used the international sanctions as well as feedback from our shareholders and other stakeholders to guide our actions. SLB has also carefully monitored Russian countersanctions and the impact that prior exits have had on activity in Russia to evaluate its response to this complex geopolitical landscape. SLB management and Board strongly condemn the Russian invasion of Ukraine and will continue to monitor the situation, including evolving sanctions, reputational impacts, and other risks, to determine whether or when to modify the measures it has taken to constrain its Russian business.

## Cybersecurity Oversight

The Audit Committee oversees SLB's cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The cybersecurity team briefs the Audit Committee on the effectiveness of SLB's cyber risk management program, typically on a quarterly basis. In addition, cybersecurity risks are reviewed by the Board as part of the Company's enterprise risk management process. For additional information about our cybersecurity program, see Item 1C. Cybersecurity in our 2024 Annual Report.



### Oversight of AI

The Board is responsible for overseeing SLB management's AI governance strategy. SLB's cross-functional data and AI governance steering committee produces AI-related guidelines and standards in alignment with our core principles, and works to maintain compliance with applicable regulations. Our senior management team validates the strategic development, testing, and deployment of AI solutions as well as the use of AI in our internal operations, and regularly updates the Board for review of the implementation of SLB's AI platforms and associated risks, including provenance and traceability of insights.

## Leadership Structure

One of the Board's key responsibilities is to evaluate and determine an appropriate board leadership structure to provide independent oversight of SLB management. The Board believes that there is no single, generally accepted board leadership structure that is appropriate for all companies, and that the right structure may even vary for a single company as circumstances change. As a result, our independent directors, upon the recommendation of the Nominating and Governance Committee, consider the Board's leadership structure at least annually. The Board welcomes and takes under consideration any input received from our shareholders regarding the Board's leadership structure. The Board informs shareholders of any change in the Board's leadership structure in our current Corporate Governance Guidelines that we publish on our website and describe in our annual proxy statements.

Since 2019, our Board has separated the roles of CEO and Board Chair, to allow our CEO to focus on leading SLB's complex international business operations, while the Chair provides the Board with experienced and independent leadership. Mr. Hackett currently serves as independent Board Chair, and in that role, sets the agenda for and leads all Board meetings and all executive sessions of the non-executive directors.

In considering its leadership structure, the Board took into account that SLB's current governance practices provide for strong independent leadership, active participation by our independent directors, and independent evaluation of, and communication with, many members of senior management. The Board believes that its risk oversight programs would be effective under a variety of board leadership frameworks and therefore do not materially affect the Board's choice of leadership structure.

## Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that our Board believes are consistent with our values, and that promote the effective functioning of our Board, its committees, and the Company. At least annually, our Board reviews and, if appropriate, revises our Corporate Governance Guidelines to reflect the Board's corporate governance objectives and commitments. Our Corporate Governance Guidelines are available on SLB's website at *https://www.slb.com/about/leadership-and-governance/corporate-governance/guidelines*.

## Code of Conduct

We have adopted a code of conduct titled "Together with Integrity — Our Code of Conduct," aligned to the Company's cultural framework and organized according to SLB's values and behaviors. The Code of Conduct sets out SLB's core expectations for our officers, directors, employees, and suppliers to act with integrity in an evolving world. The Code of Conduct is available on SLB's website at *https://www.slb.com/about/who-we-are/our-code-of-conduct.*

## Proactive Shareholder Engagement

Our relationship and on-going dialogue with our shareholders are important parts of our Board's corporate governance commitment. Our investor relations, sustainability, legal, and human resources teams engage with shareholders throughout the year to seek their views on key matters, and then inform our Board and management about the issues and emerging governance trends that our shareholders tell us matter most to them. The chairs of our Compensation and Nominating and Governance committees have also participated in our engagement efforts when requested. These engagements routinely cover executive compensation, corporate governance, company strategy and performance, sustainability, human rights, and other current and emerging issues.

We typically reach out to our largest institutional shareholders at least annually. We then report the feedback we receive to our Board and its relevant committees, allowing the Board to better understand our shareholders' priorities and perspectives. In addition, we may engage with our large institutional shareholders at other times in the year when we believe that there are appropriate topics to discuss. For details about our recent shareholder outreach, see "Compensation Discussion and Analysis—Framework for Setting 2024 Executive Compensation—Responsiveness to Shareholder Feedback" beginning on page 33 of this proxy statement.



# Board Composition and Process for Selecting New Directors

The Nominating and Governance Committee recommends the number and names of persons to be proposed by the Board for election as directors at our AGMs.

In 2025, following the Committee's review of peer company governance data, as well as the Board's annual self-evaluation feedback, the Committee recommended, and the Board determined, that it operates most effectively with ten members. As a result, the Committee is currently undergoing a search process to identify and select one additional candidate to join the Board in 2025—a process that is expected to conclude after the 2025 AGM.

The Board has the ambition to reach 30% female representation among its members, but is committed to ultimately nominating the most qualified candidate as discussed in this section.

The Committee assists the Board in identifying qualified individuals to join as new Board members. In evaluating potential nominees, the Committee takes into consideration, among other factors:

- the Board's current composition, including the skills, experience, and backgrounds of our incumbent directors,
- SLB's existing and anticipated business needs aligned to our strategic goals and initiatives—for example, a potential nominee with technical skills may further support the Board's oversight responsibilities in areas like digital strategy, cybersecurity and AI,
- a potential nominee's ability to contribute to the Board's diversity of independent views, with a goal of reflecting the nationality diversity and gender representation goals of our global workforce, and
- the personal characteristics and general qualifications that the Committee believes all nominees should possess, as discussed above under "Election of Directors—Qualifications of Director Nominees".

The general methodology for identifying candidates for nomination to the Board is outlined in the diagram below.



Conduct Candidate Search
Committee Evaluation & Recommendation
Full Board Review and Nomination
Board Composition Review

First, the Nominating and Governance Committee reviews the Board's current composition, identifying key skills, experience, and backgrounds of potential candidates that would complement those of our other Board members.

Next, the Committee initiates a candidate search, making its own inquiries while also collecting suggestions from other directors and SLB management. From time to time, the Committee retains executive search and board advisory consulting firms to assist in identifying and evaluating potential nominees. Upon retaining these firms, we request that they include candidates from a variety of demographic backgrounds in the proposals they present to us, in recognition of the importance of assessing the broadest pool of available talent.

The Nominating and Governance Committee then conducts a thorough evaluation of proposed new Board candidates, typically involving a series of internal discussions, interviews with selected candidates, and reviews of information about the candidates. Following this evaluation, the Committee summarizes its findings and provides to the full Board its recommendations for nomination to the Board. The Board, upon the recommendation of the Nominating and Governance Committee, selects the director nominees to be elected at our next AGM.

## Demonstrated Commitment to Board Refreshment

The Board is committed to thoughtful board refreshment and ongoing board succession planning. Half of SLB's non-executive directors joined the Board since 2021, and all directors joined within the last eight years, bringing diverse and evolving experience and leadership skills in areas that are strategically important to SLB. Our directors have an average age of 63 and have served on our Board for an average of five years. Our non-executive directors are eligible to serve on the Board until age 75 or for a maximum ten-year term—whichever occurs first—under our Corporate Governance Guidelines.







1 Director
0-2 Years
4 Directors
3-5 Years
4 Directors
6-8 Years
Average Tenure
5 Years

2 Directors
50-59 Years
3 Directors
60-64 Years
1 Director
70+ Years
3 Directors
65-69 Years
Average Age
63

## Nominees Recommended by Shareholders

The Nominating and Governance Committee will also consider nominees recommended by shareholders who meet the eligibility requirements for submitting shareholder proposals for inclusion in SLB's next proxy statement and who submit their recommendations in writing to:

Nominating and Governance Committee Chair
c/o SLB Chief Legal Officer and Secretary
5599 San Felipe
Houston, Texas 77056

All recommendations must be submitted by the deadline for shareholder proposals referred to under "Information About the Meeting—Shareholder Proposals at 2026 AGM" beginning on page 69 of this proxy statement. Unsolicited recommendations must contain all of the information that would be required in a proxy statement soliciting proxies for the election of the candidate as a director, a description of all direct or indirect arrangements or understandings between the recommending security holder and the candidate, all other companies to which the candidate is being recommended as a nominee for director, and a signed consent of the candidate to cooperate with reasonable background checks and personal interviews, and to serve as a member of our Board, if elected.

# Overboarding Policy

Under our Corporate Governance Guidelines, SLB directors are limited to serving on the boards of no more than three other listed companies (in addition to the SLB Board). SLB directors currently serving as the chief executive officer of any public company (including our CEO) are further limited to serving on the board of only one other listed company. Additionally, members of our Audit Committee may not serve on the audit committees of more than two other listed companies. Our Nominating and Governance Committee also considers the other time commitments of directors and director candidates to ensure they can dedicate appropriate time to our Board and its respective committees.

Our Nominating and Governance Committee annually reviews SLB's overboarding policy as part of its review of our Corporate Governance Guidelines. The Committee also annually reviews each of our directors' outside board commitments, as well as their availability for informal discussions and attendance at scheduled Board and committee meetings. For 2025, the Committee has determined that the outside commitments of our director nominees are consistent with our Corporate Governance Guidelines and would not detract from their ability to devote the necessary time and attention to SLB. None of our director nominees serves on more than two other listed company boards.

# Comprehensive Director Orientation and Education

Our director orientation and continuing education programs are designed to support our directors in fulfilling their responsibilities as members of the Board. First, all new directors participate in SLB's director orientation program, to familiarize themselves with our business and operations, financial and performance strategies, controls and compliance systems, sustainability, and health, safety, and environmental (**HSE**) commitments, industry dynamics, and corporate governance standards. New directors also attend trainings with members of senior management focused on financial, industry- and committee-specific topics, as well as facility and well-site visits.

For both new and incumbent directors, regular continuing education programs help our Board stay current on industry, corporate governance, risk management, geopolitics, cybersecurity, and other developments relevant to their work as directors. These programs may include presentations from SLB management or in-depth trainings developed by outside experts, as appropriate. SLB also encourages directors to attend external trainings related to their Board responsibilities, and provides resources for director education opportunities across a wide range of topics. For example, during 2024, members of the Board met with sector specialists and participated in both external and SLB-hosted trainings relating to emerging cybersecurity and AI risks.



*From left to right: Vanitha Narayanan, Ulrich Spiesshofer, Peter Coleman, Patrick de La Chevardière, Jim Hackett, Olivier Le Peuch, Samuel Leupold, Jeff Sheets, Maria Moræus Hanssen, Tatiana Mitrova, and Miguel Galuccio. In 2024, our Board visited SLB's OneSubsea™ facility in Port Klang, Malaysia.*



# Rigorous Evaluation Processes

Each year, the Board and its committees conduct rigorous evaluations in order to assess the overall functioning, performance, and effectiveness of the Board, its committees, and the individual directors. The Nominating and Governance Committee oversees this annual evaluation process. From time to time, these evaluations may be conducted using a third-party facilitator. The methodology for conducting Board and Committee evaluations is outlined in the chart below.

| Initiate Evaluation Process | Collect Evaluation Data | Discuss Findings | Implement Feedback |
|---|---|---|---|
| Upon the instruction of the Nominating and Governance Committee, written self-assessment questionnaires are distributed to each member of the Board.<br><br>These questionnaires seek anonymous, candid feedback from our directors on a variety of topics, including board composition and culture, committee effectiveness, strategic planning, risk management, peer evaluation, and succession planning. | Directors' responses to the questionnaires are then aggregated into summary reports for the Board, each of its committees, and the chair of the Nominating and Governance Committee.<br><br>In 2024, all questionnaires were distributed and responses collected through a third-party platform. Periodically, the Nominating and Governance Committee has also used a third-party facilitator to conduct one-on-one interviews with Board members as part of this annual evaluation process. | Each October, findings from the evaluation process are reviewed and discussed in executive session at each committee meeting and the full Board meeting. Based on these discussions, the directors may recommend improvements to the Board's structure, processes, policies, or composition, or other changes.<br><br>The Board Chair also conducts one-on-one interviews with each director to seek additional insights and provide feedback.<br><br>The chair of the Nominating and Governance Committee reviews the Board Chair's peer evaluation and provides feedback if appropriate. | Finally, the Board, its committees, and (where appropriate) management work to implement the feedback from this evaluation process to improve Board performance and effectiveness.<br><br>Following this process, the Nominating and Governance Committee annually reviews—and makes recommendations to the Board regarding—its process for evaluating the effectiveness of the Board, its committees, and individual directors. |

# Board Committees

The Board has five standing committees: Audit, Compensation, Nominating and Governance, Finance, and New Energy and Innovation. Each member of the Audit, Compensation, and Nominating and Governance committees meets the independence and other requirements of the New York Stock Exchange (**NYSE**) listing standards and SEC rules (including the heightened requirements that apply to audit or compensation committee members, as applicable).

In addition, each member of the Audit Committee is financially literate, and each of Mr. de La Chevardière, Mr. Sheets, and Dr. Spiesshofer qualifies as an "audit committee financial expert" under applicable SEC rules.

The Nominating and Governance Committee nominates directors to serve on and chair the Board's committees, for final approval by the full Board. The following table reflects the current membership of the Board's standing committees.

| Name of Director | Audit Committee | Compensation Committee | Nominating and Governance Committee | Finance Committee | New Energy and Innovation Committee |
|---|---|---|---|---|---|
| Peter Coleman | | | ● | ● | |
| Patrick de La Chevardière | Chair | | | ● | |
| Miguel Galuccio | | | | Chair | |
| Jim Hackett[1] | | | | | |
| Samuel Leupold | ● | | | ● | ● |
| Tatiana Mitrova[2] | | | ● | ● | ● |
| Maria Moræus Hanssen | | ● | ● | | Chair |
| Vanitha Narayanan | | ● | Chair | | |
| Jeff Sheets | ● | Chair | | | |
| Ulrich Spiesshofer[2] | ● | ● | | | ● |

(1) Independent Board Chair

(2) Dr. Mitrova and Dr. Spiesshofer are not standing for re-election at our 2025 AGM.



Each standing committee operates under a written charter that sets forth the purposes, responsibilities, and membership requirements of that committee. Each committee reviews the adequacy of its charter at least annually and recommends changes to the Board for approval.

All committees also report regularly to the Board with respect to their activities. Committee charters are available on SLB's website at **https://www.slb.com/about/leadership-and-governance/corporate-governance.**

# Meeting Attendance

In 2024, our directors attended an average of **98%** of the meetings of the Board and its committees on which they served, and no director attended fewer than 75% of the total number of meetings of the Board and its committees on which they served. Meetings of the Board and its committees were held in 2024 as follows:

| | # of Meetings [1] |
|---|---|
| Board of Directors | 8 |
| Audit Committee | 6 |
| Compensation Committee | 4 |
| Finance Committee | 4 |
| New Energy and Innovation Committee | 3 |
| Nominating and Governance Committee | 4 |

(1) Included four special meetings of the Board of Directors.

At each 2024 Board meeting, the Board's independent Chair led one or more executive sessions of our non-employee directors. In addition, SLB officers regularly attend Board meetings to present information on our business and strategy, and directors have worldwide access to our employees outside of Board meetings. From time to time between meetings, Board and committee members confer with each other, with management, and with independent consultants, and representatives of management may meet with these consultants on behalf of the relevant committee.

No director attended our 2024 AGM, in line with our Articles of Incorporation and with the Board's policy that directors are welcome, but not required, to attend our AGMs.

# Director Independence

Our Corporate Governance Guidelines provide that at least a majority of the Board must consist of independent directors, in accordance with the NYSE listing standards. In addition, our Board has adopted director independence standards that meet or exceed the independence requirements in the NYSE listing standards, and which can be found in our Corporate Governance Guidelines.

Based on the review and recommendation by the Nominating and Governance Committee, the Board has determined that each director nominee listed above under "Election of Directors—Our Director Nominees" is "independent" under NYSE listing standards and our director independence standards, except for our CEO and Mr. Galuccio. In addition, the Board determined that each member of the Audit, Compensation, and Nominating and Governance committees meets the independence and other requirements of the NYSE listing standards and SEC rules (including the heightened requirements that apply to audit or compensation committee members, as applicable). Lastly, Dr. Mitrova and Dr. Spiesshofer, who are not standing for reelection, are independent.

Our Board's confirmation of the independence of our independent directors includes a review of transactions that occurred since the beginning of 2022 with entities associated with our directors or members of their immediate family.

In making its independence determinations, the Board considered that our independent directors serve as directors, trustees, outside consultants, or advisory board members at companies and universities that have had commercial business relationships with SLB. These relationships all involved **commercial transactions in the ordinary course** with SLB, which were less than the greater of $1 million or 1% of the other entity's annual revenues during 2024, 2023, and 2022; except for transactions with Kosmos Energy (Kosmos), where Ms. Moræus Hanssen serves as a director, which involved commercial transactions in the ordinary course with SLB that were less than 5% of Kosmos' 2024 and 2023 revenues.

As part of SLB's ongoing support of STEM research and educational initiatives, for many years SLB has provided **charitable contributions** to, and has funded research collaborations with, universities and other non-profit organizations around the world. Our Board has voluntarily adopted an additional independence factor assessing charitable relationships in SLB's Corporate Governance Guidelines. As a result, the Board reviews SLB's charitable contributions to academic and other non-profit institutions with which our directors are affiliated. Since the beginning of 2022, these contributions involved less than $120,000 per year, except for contributions to two universities where Mr. Hackett teaches or lectures—the University of Texas at Austin (contributions were less than $700,000 per year) and Rice University (contributions were less than $200,000 per year). Mr. Hackett had no involvement in any contributions made to these universities. No director received any personal benefit from any SLB charitable contributions.



# Certain Relationships and Related Person Transactions

The Board has a written policy governing the review, approval, and ratification of "related person transactions." Under SEC rules, as applied by the Board, "related persons" include any director, executive officer, director nominee, or greater than 5% shareholder of SLB since the beginning of the previous fiscal year, and their immediate family members. The policy applies to any transaction in which SLB is a participant and any related person has a direct or indirect material interest, where the amount involved exceeds $120,000, unless excluded under Item 404(a) of SEC Regulation S-K.

The Nominating and Governance Committee is responsible for reviewing and, where appropriate, approving or ratifying, any related

person transaction involving SLB and any related persons. The Nominating and Governance Committee approves only those related person transactions that are in, or are not inconsistent with, the best interests of SLB and its shareholders.

SLB has an ongoing commercial relationship with Vista, where Mr. Galuccio serves as chairman of the board and chief executive officer. In 2024, SLB contracted in an arms' length manner with Vista to deliver oilfield services and products in the ordinary course, for which Vista paid SLB approximately $421 million. These transactions between SLB and Vista render Mr. Galuccio non-independent under the NYSE listing rules and our Corporate Governance Guidelines.

# Compensation Committee Interlocks and Insider Participation

Mr. Sheets (Chair), Ms. Moræus Hanssen, Ms. Narayanan, and Dr. Spiesshofer each served on the Compensation Committee during 2024. None of the members of the Compensation Committee who served during 2024 is or has been an SLB officer or employee or had any relationship that is required to be disclosed as a transaction

with a related person. In addition, during 2024, none of our executive officers served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of an entity that has one or more executive officers serving as members of our Board or our Compensation Committee.

# Securities Transaction Policy

We have a securities transactions policy governing the purchase, sale and other dispositions of our securities by directors, officers, and employees. We believe that our securities transactions policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of this policy is included as Exhibit 19 to our 2024 Annual Report.

# How to Communicate with Our Board

We maintain a process for shareholders and others to direct communications to the Board, our independent Board Chair, or any Board member or committee by writing to our Chief Legal Officer and Secretary. This process assists the Board in reviewing and responding to communications by shareholders and other interested parties. The Board has instructed our Chief Legal Officer and Secretary to review correspondence directed to the Board (including to the Chair and any Board committee) and, at the Secretary's discretion, to forward those items that she deems appropriate for the Board's consideration. Communications can be sent to the following address:

SLB Board of Directors
c/o SLB Chief Legal Officer and Secretary
5599 San Felipe
Houston, Texas 77056



# Director Compensation

Our director compensation philosophy is to appropriately compensate our non-employee directors for the time, expertise, and effort required to serve as a director of a large and complex global company, and to align the interests of our directors with those of our shareholders. Directors who are SLB employees do not receive compensation for serving on the Board.

## Director Pay Components

### Cash Compensation

Non-employee directors receive the following cash compensation:
- an annual cash retainer of $115,000;
- an annual fee of $10,000 for each committee membership;
- if the director is the chair of a committee, an annual fee of $20,000 in lieu of the fee for committee membership; and
- if the director is the independent Board Chair, an additional $100,000 annual cash fee.

The following table provides information on the compensation paid to our non-employee directors in 2024.

### Equity Compensation

We annually grant shares of SLB common stock valued at approximately $190,000 for each non-employee director, or $290,000 for our independent Board Chair.

For 2024, our non-employee directors received the following grants of SLB common stock on May 1, 2024:
- 6,107 shares to Mr. Hackett, our independent Board Chair, and
- 4,001 shares to each other non-employee director.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | Total ($) |
|---|---|---|---|
| Peter Coleman | 135,000 | 188,688 | 323,688 |
| Patrick de La Chevardière | 145,000 | 188,688 | 333,688 |
| Miguel Galuccio | 135,000 | 188,688 | 323,688 |
| Jim Hackett | 215,000 | 288,006 | 503,006 |
| Samuel Leupold | 145,000 | 188,688 | 333,688 |
| Tatiana Mitrova | 145,000 | 188,688 | 333,688 |
| Maria Moræus Hanssen | 155,000 | 188,688 | 343,688 |
| Vanitha Narayanan | 145,000 | 188,688 | 333,688 |
| Jeff Sheets | 145,000 | 188,688 | 333,688 |
| Ulrich Spiesshofer | 142,500 | 188,688 | 331,188 |

(1) Amounts reported reflect the aggregate grant date fair value of the stock awards computed in accordance with applicable accounting standards, based on the closing stock price on May 1, 2024, the grant date.

Non-employee directors who begin their Board, Board Chair, committee, or committee chair service after the AGM receive a prorated amount of annual compensation. SLB also reimburses non-employee directors for travel, external board education opportunities, and other business expenses incurred in the performance of their services for us.



# Annual Director Pay Review

Our Compensation Committee annually reviews our non-employee director compensation, and periodically recommends that the Board approve updates to director pay. In 2024, the Committee's director pay review took into account multiple factors including our director compensation philosophy, changes in market practices, the continued expansion of director and committee chair responsibilities, consultations with the Committee's independent compensation consultant, Pay Governance, and feedback received during our shareholder engagements. Based on that review, the Committee determined that no changes in non-employee director compensation were necessary for 2024. The Committee has not increased the directors' annual cash retainer, committee chair or membership fees, or annual stock grant value since 2017 (except in connection with separating the Chair and CEO roles in 2019).

While our Compensation Committee is aware that other jurisdictions may have differing director compensation practices, the Committee believes it is in the best interests of SLB and our shareholders as a whole to align to market practice among NYSE-listed companies and companies like SLB with a large U.S. shareholder base. The Committee also believes that the interests of our non-employee directors are most aligned with the interests of our shareholders when a significant portion of director compensation is paid through stock grants.

# Director Stock Ownership Guidelines

The Board believes that ownership of SLB stock by our directors aligns their interests with the interests of our shareholders. Accordingly, the Board has established a guideline that each non-employee director must, within five years of joining the Board, own a minimum dollar value of shares of SLB common stock equal to five times (5x) that director's annual cash retainer. Each of our non-employee directors who has been a Board member for at least five years is in compliance with these stock ownership guidelines.

# Director Deferral Plan

Non-employee directors may elect to defer all or a portion of their annual stock or cash awards through the SLB 2004 Stock and Deferral Plan for Non-Employee Directors (the **Directors Stock Plan**). When directors elect to defer their stock award, their deferred compensation account is credited with a number of "stock units." Each stock unit is equal in value to a share of our common stock, but because it is not an actual share of our common stock it does not have any voting rights. When directors elect to defer their cash award, they may choose to invest such deferred cash compensation into SLB common stock, or money market equivalents, or an S&P 500 equivalent. Deferrals into a stock account are credited with dividend equivalents in the form of cash to be paid at the time of vesting and deferrals into the cash account are credited with gains or losses based on the monthly performance of the various investment options described above. Following retirement from our Board and depending on the director's election, a non-employee director may receive the deferred compensation on the date of the director's retirement or a date that is one year following the date of the director's retirement.



# Stock Ownership Information

## Security Ownership by Management and Our Board

The following table sets forth information as of January 31, 2025 regarding the beneficial ownership of SLB common stock by each director and director nominee, each named executive officer, and all SLB directors and executive officers as a group.

| Name | Beneficial Ownership of SLB Common Stock | |
|---|---|---|
| | Number of Shares[1] | Percentage of Class[2] |
| Khaled Al Mogharbel (NEO) | 298,626[3] | <1% |
| Stephane Biguet (NEO) | 234,586[4] | <1% |
| Peter Coleman | 18,457 | <1% |
| Patrick de La Chevardière | 22,811 | <1% |
| Miguel Galuccio | 42,511 | <1% |
| Jim Hackett | 12,245 | <1% |
| Olivier Le Peuch (NEO) | 1,386,579[5] | <1% |
| Samuel Leupold | 19,994 | <1% |
| Abdellah Merad (NEO) | 250,502[6] | <1% |
| Tatiana Mitrova | 36,995 | <1% |
| Maria Moræus Hanssen | 25,874 | <1% |
| Vanitha Narayanan | 11,546 | <1% |
| Dianne Ralston (NEO) | 235,024 | <1% |
| Jeff Sheets | 33,311 | <1% |
| Ulrich Spiesshofer | 16,417 | <1% |
| All directors and executive officers as a group (23 persons) | 3,483,234[7] | <1% |

(1) Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the below footnotes and subject to applicable community property laws, to our knowledge the persons named in this table have sole voting and investment power with respect to the securities listed. None of the shares are subject to any pledge.

The number of shares beneficially owned includes shares of SLB common stock that the individual or group has the right to acquire within 60 days of January 31, 2025, including exercisable options to purchase SLB common stock, as well as RSUs and PSUs that will vest within 60 days. This column does not reflect (x) shares of SLB common stock deferred under the Directors Stock Plan, or (y) the number of shares earned but not yet issued under our 2022 ROCE PSUs, because SLB will finally determine the number of shares earned after the applicable comparator companies disclose their full-year audited 2024 results, as described under "Compensation Discussion and Analysis—Elements of 2024 Total Compensation—Long-Term Equity Incentive Awards—Payouts Under Prior LTI Awards—PSUs and RSUs Vesting in 2025" on page 44 of this proxy statement.

(2) Percentage ownership is calculated based on the 1,359,855,277 shares of our common stock outstanding on January 31, 2025.

(3) Includes options to purchase 114,000 SLB shares.

(4) Includes options to purchase 28,000 SLB shares.

(5) Includes options to purchase 69,000 SLB shares.

(6) Includes options to purchase 40,000 SLB shares.

(7) Includes options to purchase 672,434 SLB shares, all of which are held by our executive officers. Unless otherwise indicated, the address of each person listed on the table above is c/o SLB, 5599 San Felipe, Houston, Texas 77056.



# Security Ownership by Certain Beneficial Owners

The following table sets forth information for the persons known by us to be the beneficial owners of more than 5% of our common stock, based solely on the information reported by such persons in their most recent Schedule 13D and 13G filings with the SEC.

For each entity included in the table below, percentage ownership is calculated by dividing the number of shares reported as beneficially owned by such entity by the 1,359,855,277 shares of our common stock outstanding on January 31, 2025.

| Name and Address | Beneficial Ownership of SLB Common Stock | |
| --- | --- | --- |
| | Number of Shares | Percentage of Class |
| The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355 | 132,254,196 | 9.7% |
| BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055 | 108,344,912 | 8.0% |
| State Street Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111 | 84,804,647 | 6.2% |
| Capital World Investors[4] 333 South Hope Street, 55th Floor Los Angeles, CA 90071 | 75,232,571 | 5.5% |
| T. Rowe Price Associates, Inc.[5] 100 E. Pratt Street Baltimore, MD 21202 | 70,847,175 | 5.2% |

(1) Based solely on a Statement on Schedule 13G/A filed on February 13, 2024. This filing indicates that The Vanguard Group has shared voting power with respect to 1,731,905 shares, sole investment power with respect to 126,446,801 shares and shared investment power with respect to 5,807,395 shares.

(2) Based solely on a Statement on Schedule 13G/A filed on February 6, 2024. This filing indicates that BlackRock, Inc. has sole voting power with respect to 98,480,988 shares and sole investment power with respect to 108,344,912 shares.

(3) Based solely on a Statement on Schedule 13G/A filed on January 30, 2024. This filing indicates that State Street Corporation has shared voting power with respect to 60,557,091 shares and shared investment power with respect to 84,755,731 shares.

(4) Based solely on a Statement on Schedule 13G filed on November 13, 2024. This filing indicates that Capital World Investors has sole voting power with respect to 75,093,302 shares and sole investment power with respect to 75,232,571 shares.

(5) Based solely on a Statement on Schedule 13G/A filed on November 14, 2024. This filing indicates that T. Rowe Price Associates, Inc. has sole voting power with respect to 68,065,698 shares and sole investment power with respect to 70,736,771 shares.

# Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the **Exchange Act**), requires our executive officers and directors to file an initial report of ownership of SLB common stock on Form 3, and to file reports of changes in ownership on Form 4 or Form 5. Based solely on a review of the Forms 3, 4 and 5 filed electronically with the SEC during 2024 with respect to SLB, and on written representations from our executive officers and directors, we believe that two transactions required to be reported under Section 16(a) were not timely reported during 2024. Two Forms 4 required to be filed by Mr. de La Chevardière relating to shares sold in May 2024 and September 2024 were not timely filed, but a Form 4 reporting these sales was subsequently filed on December 20, 2024.



# ITEM 2. Advisory Approval of Our Executive Compensation

Our Board is asking you to approve, on an advisory basis, the compensation of our NEOs as disclosed in this proxy statement. This item, which is provided pursuant to Section 14A of the Exchange Act, is commonly referred to as a "say-on-pay" resolution.

The Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- to attract, motivate, and retain talented executive officers,
- to motivate the achievement of companywide financial objectives, as well as other strategic objectives, while balancing rewards for short-term and long-term performance, and
- to align the interests of our executive officers with those of our shareholders,

each as described in the "Compensation Discussion and Analysis" section of this proxy statement.

Our Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals, and that the compensation of our NEOs, as reported in this proxy statement, has contributed to SLB's short-term and long-term success. Therefore, we are asking our shareholders to approve the compensation of our NEOs by voting "FOR" the following resolution on an advisory basis:

> RESOLVED, that the compensation paid to Schlumberger Limited's named executive officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED on an advisory basis.

This vote is non-binding, but our Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

At our 2023 AGM, our shareholders supported, on an advisory basis, the Board's proposal that the say-on-pay advisory vote occur on an annual basis. Although annual say-on-pay advisory votes are not required by our bylaws, the Board currently believes that having our shareholders provide annual feedback on our compensation practices supports effective governance. As a result, our proxy statement for our 2026 AGM will include a say-on-pay advisory proposal.

 **The Board of Directors recommends a vote FOR this Item 2.**

## Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with SLB's management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

**Submitted by the Compensation Committee of the SLB Board of Directors**

   

| Jeff Sheets, Chair | Maria Moræus Hanssen | Vanitha Narayanan | Ulrich Spiesshofer |



# Compensation Discussion and Analysis

This Compensation Discussion and Analysis (**CD&A**) describes our compensation policies and practices as they relate to our five named executive officers (**NEOs**) identified below. The purpose of the CD&A is to explain the elements of our NEOs' 2024 compensation, the criteria for selecting these elements, the decisions our Compensation Committee made with respect to the 2024 compensation of our NEOs, and the reasons for those decisions.



**Olivier Le Peuch**
Chief Executive
Officer



**Stephane Biguet**
EVP and Chief
Financial Officer



**Khaled Al Mogharbel**
EVP,
Geographies



**Abdellah Merad**
EVP, Core Services
and Equipment



**Dianne Ralston**
Chief Legal Officer
and Secretary

## CD&A Table of Contents



# 2024 Compensation Decisions and Results

In making decisions for 2024 executive compensation, our Compensation Committee continued to focus on pay-for-performance alignment, motivating and incentivizing outperformance, maintaining stability and retaining our top talent through business cycles, and appropriately compensating our executives for effectively deploying capital, generating strong cash flow, and creating long-term shareholder value.

In addition, the Committee considered that our executive compensation program received the support of over **97%** of the votes cast at our 2024 AGM. Based on this overwhelming support, as well as direct shareholder feedback, the Committee maintained our executives' long- and short-term incentive compensation programs largely consistent with 2023. Accordingly:

## Diversified LTI Program Structure with Rigorous PSU Performance Targets



Our NEOs continued to receive a mix of LTI grants in 2024, with 75% of their target LTI opportunity awarded in the form of PSUs, and 25% awarded in the form of three-year, time-based RSUs. As in 2023, payout under the 2024 PSUs will be contingent on achieving rigorous absolute FCF margin, relative ROCE, and relative TSR performance goals over a three-year period.

## Strategy-Focused STI Program with Emissions Intensity Reduction Goals for All NEOs



We continued to tie 70% of our NEOs' target short-term cash incentive opportunity to Company financial goals—full-year adjusted EBITDA and free cash flow—to ensure our executives remained focused on profitable, sustainable growth. In addition, we continued to include in our 2024 STI plan an additional 10% quantitative component (at target) focused on reducing SLB's emissions intensity and improving gender balance in our global workforce.

## Performance-Aligned LTI and STI Payouts

Our NEOs' LTI award payouts for the 2022-2024 performance period were based on SLB's strong multi-year ROCE performance and near-target FCF margin results, partially offset by below-target relative TSR results. Our NEOs also earned performance-aligned 2024 STI payouts based on SLB's near-target adjusted EBITDA and free cash flow results, partially offset by other strategic non-financial and personal objectives.

| Long-Term Equity Incentive Results | Short-Term Cash Incentive Results |
|---|---|
| **Total LTI Award Payout — 114%** — Our NEOs earned total LTI payouts of 114% of target with respect to the three-year LTI awards (including RSUs vested at 100%) that were granted in 2022 and vested in January 2025. | **Average STI Payout — 84%** — Our NEOs earned an average 2024 cash incentive payout of 84% of target, largely as a result of SLB's ambitious target setting across all STI metrics, together with our consistent financial performance despite macro headwinds. |
| **Strong ROCE Results** — Our NEOs earned 230% of the target shares of SLB stock under the three-year ROCE PSUs, based on SLB's strong three-year relative ROCE performance as compared to the comparator group, as well as SLB's double-digit absolute ROCE results in 2024. | **Adjusted EBITDA — $9.07 billion** — SLB's 2024 adjusted EBITDA represented a 12% year-on-year increase, resulting in our NEOs earning 84% of the target payout. |
| **Near-Target FCF Margin PSU Payout** — Our NEOs earned 85% of the target shares of SLB stock under the three-year FCF margin PSUs, based on SLB's three-year, cumulative FCF margin of 9.7%. | **Free Cash Flow — $3.99 billion** — SLB's 2024 free cash flow of $3.99 billion resulted in our NEOs earning 95% of the target payout. |
| **Below-Target TSR Payout** — Our NEOs earned 42% of the target shares of SLB stock under the three-year TSR PSUs, based on SLB's three-year relative TSR percentile rank compared to the comparator group. | **Non-Financial Achievements** — We reduced our Scope 1 and 2 emissions intensity by 11% year on year—a key step on our progress toward our emissions reduction target. In addition, in 2024 women became one-fourth of our salaried population, a key step in achieving our 2030 gender balance target. As a result, our NEOs earned 66% of the target payout for the quantitative non-financial component of our STI plan. |



# Framework for Setting 2024 Executive Compensation

## Program Design and Pay-for-Performance Philosophy

Our 2024 executive compensation program consisted of three primary elements comprising our executives' total compensation: **LTI equity incentive awards** (PSUs and RSUs), **STI (annual) cash incentive awards,** and **base salary**. Within these elements, 75% of our executives' 2024 target LTI equity awards and 100% of their STI awards were performance-based. These elements have allowed us to remain competitive and attract, retain, and motivate top executive talent whose interests are aligned with those of our shareholders.

The table below sets out the primary elements of our NEOs' 2024 total compensation, certain key features of each element, and how each of these compensation elements supports our strategy.

| Type | Element | Key Features | How Elements Support Our Strategy | Performance-Based? | At Risk? |
|------|---------|--------------|-----------------------------------|:---:|:---:|
| **Long-Term Incentive** | **25%** Free Cash Flow Margin PSUs | Absolute performance metric, based on our FCF margin over a 3-year period | • Aligns with our financial ambition of achieving double-digit FCF margin<br>• Encourages our NEOs to generate high-quality revenue, which translates into strong free cash flow | ✓ | ✓ |
| | **25%** Return on Capital Employed PSUs | Relative performance metric, comparing our average annual ROCE over a 3-year period to that of our direct competitors | • Measures the efficiency of our capital employed relative to direct competitors, consistent with our strategic priorities<br>• Motivates and rewards our executives for relative outperformance on a key financial metric | ✓ | ✓ |
| | **25%** Total Shareholder Return PSUs | Relative performance metric, comparing our cumulative TSR over a 3-year period to TSR of our direct competitors and S&P Global 1200 Energy Index | • Directly aligns executive LTI payouts with shareholder value creation<br>• Uses a clear and objective metric to evaluate our performance against our direct competitors and against the broader global energy sector | ✓ | ✓ |
| | **25%** Time-Based RSUs | Cliff vesting after 3 years, if still employed by SLB | • Promotes stability and retention of our executive team through business cycles | | ✓ |
| **Short-Term Incentive** | **70%** Quantitative Company Financial Goals | Evenly split between achieving adjusted EBITDA targets and free cash flow targets | • Adjusted EBITDA reflects the quality of SLB's earnings<br>• Strong free cash flow allows us to sustainably return value to shareholders through dividends and stock repurchases | ✓ | ✓ |
| | **10%** Quantitative ESG Goals | Targets to reduce emissions intensity and increase gender balance in our global workforce | • Aligns our executives' annual pay to SLB's strategic non-financial goals | ✓ | ✓ |
| | **20%** Individual Goals | Strategic personal objectives | • Aligns to our strategic focus areas, as detailed on page 39 | ✓ | ✓ |
| **Fixed** | Base Salary | Only fixed compensation element | • Provides a base level of competitive cash compensation, while all other pay elements are variable or contingent on performance | | |



In setting our executives' compensation, our Compensation Committee believes that:

- the pay of our NEOs and other executives should be strongly linked to performance that is evaluated against financial and strategic objectives, and should balance incentivizing outperformance, ensuring retention, and maximizing shareholder value,
- our performance-based LTI and STI awards should utilize clear, quantitative financial metrics that are closely aligned with our corporate strategy and stated external objectives and should be effective through all industry cycles,
- LTI awards should encourage the creation of long-term shareholder value, align our executives' compensation with our shareholder returns, and incentivize our executives to achieve difficult but attainable strategic and financial goals that support our long-term performance and our leadership position in our industry,
- our executive compensation structure should enable us to recruit, develop, motivate, and retain top global talent, both in the short term and long term, and
- stock ownership guidelines, which require our executives to hold stock acquired through LTI awards, further align the interests of our executives with those of our other shareholders.

## At-Risk Pay Mix

Our executive compensation program is designed so that the higher an executive's position in the Company, the greater the percentage of compensation that is "at risk". At-risk compensation refers to an executive's LTI and STI awards, which require meeting predetermined performance objectives for STI, continued employment during the vesting period for RSUs, and meeting predetermined performance objectives as well as continued employment during the vesting period for PSUs. We believe that having a significant portion of our executives' compensation at risk supports our retention objective and more closely aligns their interests with Company interests and with the interests of our shareholders.

Approximately 90% of our CEO's 2024 target total compensation was at risk, and approximately 84% of our other NEOs' 2024 target total compensation was at risk, as illustrated below.

**CEO 2024 Target Pay Mix**


10%
Base Salary
15%
Annual Cash Incentive
90% At-Risk Pay
75%
Long-Term Incentive

**Other NEO 2024 Average Target Pay Mix**


16.5%
Base Salary
16.5%
Annual Cash Incentive
84% At-Risk Pay
67%
Long-Term Incentive

Based on market data provided by Pay Governance, our Compensation Committee's independent compensation consultant, the pay mix of our NEOs is well-aligned with that of the companies in our two main executive compensation peer groups, as described in "Other Aspects of Our Executive Compensation Program—Our Peer Group Companies" on page 46.

In January 2024, the Committee reviewed the mix of base salary, target STI, and target LTI, as adjusted as described under the captions "—Elements of 2024 Total Compensation—Base Salary" and "—Long-Term Equity Incentive Awards". The Committee concluded that the 2024 pay mix for each of our NEOs was appropriate, based on the proportion of compensation elements at companies in our main executive compensation peer groups, as well as internal factors.

## Responsiveness to Shareholder Feedback

Our executive compensation program was largely designed and implemented in response to, and as a product of, past discussions with our shareholders. For example, in response to shareholder feedback, since 2021 our NEOs have received three-year relative TSR PSUs that directly align a portion of their LTI payouts with shareholder value creation, with target performance goals set above median at the 60$^{th}$ percentile. Since 2022, the comparator group for our TSR PSUs has included the S&P Global 1200 Energy Index, based on feedback that our shareholders evaluate our TSR performance against both our competitors and the broader global energy sector. Since 2023, our STI plan has included a quantitative component focused on reducing SLB's emissions intensity and improving gender balance in our global workforce, to align our executives' compensation with SLB's non-financial strategic objectives.



**Say-On-Pay Approval**

In advance of our 2024 AGM, we contacted shareholders representing 51% of our outstanding common stock, to seek their views on our executive compensation program, as well as other corporate governance, board diversity, sustainability, and risk management topics. Members of SLB management met with shareholders representing approximately 15% of our outstanding common stock, and received positive feedback on the design of our executive compensation program. In addition, our executive compensation program received the support of over **97%** of the votes cast at our 2024 AGM by our shareholders. As a result, our Compensation Committee believes that our overall compensation program design is well-supported by our shareholders.

## Best Practices in Executive Compensation Governance

Below is a summary of some of our executive compensation best practices and policies. For additional details, see "Executive Compensation Governance" beginning on page 47 of this proxy statement.

| What We Do | What We Don't Do |
|---|---|
| ✔ ***At Risk Pay*** — A significant portion of our executives' compensation is at risk, based on a mix of absolute and relative financial metrics. Both cash incentive and performance-based equity compensation are subject to our clawback policy. | ✗ No gross-ups on excise taxes. |
| | ✗ No repricing or exchanging options without shareholder approval. |
| ✔ ***Performance-Based STI Awards*** — At least 70% of our executives' target 2024 STI opportunity is based on achieving rigorous quantitative Company financial goals. | ✗ No hedging or pledging of SLB stock by executive officers or directors. |
| | ✗ No LTI or STI payouts if we fail to achieve pre-established minimum performance criteria. |
| ✔ ***Robust Stock Holding Requirements*** — Our CEO is required to own an amount of SLB shares valued at six times (6x) his annual base salary; our EVPs must own at least three times (3x) their annual base salaries; and all other executive officers must own at least two times (2x) their annual base salaries. | ✗ No excessive perquisites to our executive officers. |
| | ✗ No executive pension or insurance plans exclusively for executives. |
| | ✗ No change-in-control agreements, and no automatic acceleration of equity awards upon a change in control. |
| ✔ ***Mandatory Retention of Shares*** — Executives must retain 50% of the net shares they acquire upon the exercise of stock options and the vesting of PSUs and RSUs, until they achieve the required ownership level under our stock ownership guidelines. | ✗ PSUs and RSUs do not accrue or pay dividends or dividend equivalents or have voting rights prior to vesting. |
| ✔ ***Annual Peer Compensation Review*** — We annually review all officer compensation opportunities against our peer groups. | ✗ We do not dilute our shareholders with excessive employee equity grants. Our 2024 "burn rate," or stock awards granted as a percentage of common shares outstanding, was only 0.47%. |



# Elements of 2024 Total Compensation

## Base Salary

Base salary is the only fixed portion of an executive's annual compensation, providing some stability of income since the other compensation elements are at risk. Our Compensation Committee annually reviews and approves the base salary levels for our executive officers (other than the CEO) after considering comparable salaries for executives with similar responsibilities in our main executive compensation peer groups, comparisons to internal peer positions, recent Company performance, individual performance, business experience and potential, economic trends, and the CEO's recommendations. The Committee annually reviews the base salary of our CEO in executive session and recommends his base salary amount to the independent members of the Board for approval, based on the criteria described above.

In January 2024, our Compensation Committee reviewed the base salaries of each of our NEOs in line with the factors described above. The Committee considered SLB's strong 2022 and 2023 financial performance, and the fact that none of our NEOs received base salary increases since 2022. Based on comparative market data and internal equity considerations, the Committee approved:

- a 5.9% increase to Mr. Biguet's 2024 base salary from $850,000 to $900,000,
- a 12.5% increase to Mr. Merad's 2024 base salary from $800,000 to $900,000, and
- a 10.0% increase to Ms. Ralston's 2024 base salary from $750,022 to $825,000.

The Committee also determined to maintain the base salary of Mr. Al Mogharbel at his then-current level for 2024.

In evaluating Mr. Le Peuch's 2024 compensation in January 2024, our Compensation Committee considered SLB's strong 2022 and 2023 financial results and the success of the Company's returns-focused strategy and execution. In light of these results, SLB's leading position in the energy services industry, and the Committee's review of comparator peer group data, the Committee recommended, and the independent members of the Board approved, a 6.5% increase to Mr. Le Peuch's 2024 base salary from $1,550,000 to $1,650,000.

## Short-Term Cash Incentive Awards

We pay performance-based short-term (annual) cash incentives to our executives to foster a results-driven, pay-for-performance culture, and to align executives' interests with those of our shareholders. STI awards are earned according to the achievement of quantitative Company financial and non-financial objectives, as well as strategic objectives. Our Compensation Committee selects performance measures that it believes support our strategy and strike a balance between motivating our executives to increase near-term financial and operating results and driving profitable long-term Company growth and value for shareholders.

For 2024, 70% of our NEOs' target STI opportunity was based on achieving quantitative Company financial objectives, 10% was based on achieving quantitative Company non-financial objectives, and 20% was based on strategic personal objectives. The financial portion of the target plan was evenly split between adjusted EBITDA and free cash flow performance goals. The total maximum STI payout for 2024 was 200% of target—consistent with 2023—and the weighted payout range for each metric as a percentage of target is reflected by the outer bars in the 2024 STI Opportunity Mix chart.

### 2024 STI Opportunity Mix



In January 2024, our Compensation Committee determined to leave the target STI opportunity for all NEOs unchanged from 2023, following a review of market data indicating that our NEOs' target STI opportunity (as a percentage of base salary) was competitively positioned. As a result, the 2024 target STI opportunity for our CEO was 150% of his base salary and for our other NEOs it was 100% of base salary.



The following table reflects our NEOs' full-year 2024 STI results, together with relevant weightings of the different components and payouts under each component.

| Name | STI Opportunity as % of Base Salary | SLB Financial Objectives | | | | SLB Non-Financial Objectives | | Personal Objectives | | Total 2024 STI Paid as % of Target[1] |
| | | Adjusted EBITDA | | Free Cash Flow | | | | | | |
| | | Weight (%) | Payout Result (%) | Weight (%) | Payout Result (%) | Weight (%) | Payout Result (%) | Weight (%) | Payout Result (%) | |
| O. Le Peuch | 150% | 35 | 84 | 35 | 95 | 10 | 66 | 20 | 66 | 83% |
| S. Biguet | 100% | 35 | 84 | 35 | 95 | 10 | 66 | 20 | 75 | 84% |
| K. Al Mogharbel | 100% | 35 | 84 | 35 | 95 | 10 | 66 | 20 | 75 | 84% |
| A. Merad | 100% | 35 | 84 | 35 | 95 | 10 | 66 | 20 | 63 | 82% |
| D. Ralston | 100% | 35 | 84 | 35 | 95 | 10 | 66 | 20 | 75 | 84% |

(1) Equals the sum of the financial, non-financial, and personal portions of the STI achieved, shown as a percentage of target.

## Quantitative Company Financial Objectives

In setting quantitative Company financial targets and performance goals, our Compensation Committee believes it is important to establish criteria that are realistically attainable, yet still challenging in an uncertain global economy. In selecting the financial performance measures and setting targets for our 2024 STI plan, the Committee considered the factors in the table below.

| | Adjusted EBITDA | Free Cash Flow |
| --- | --- | --- |
| **Why did the Committee select this metric?** | • The Committee considers adjusted EBITDA to be a good indicator of the quality of our earnings. <br>• Investors and market analysts often value SLB by reference to an EBITDA multiple, so this metric aligns our NEOs' compensation to a key market valuation method. <br>• A portion of our line management's 2024 cash incentive opportunity was based on EBITDA performance goals, so this metric aligns executive pay with line management's. | • Free cash flow is a critical element of a strong balance sheet, and it allows us to sustainably return value to shareholders through dividends and stock repurchases, while making focused investments in future growth opportunities in areas of strategic importance. <br>• Free cash flow generation has also allowed us to achieve our net debt reduction goals. <br>• The Committee also considers free cash flow to be a good indicator of the efficiency of capital management. |
| **What is the Committee's process for setting performance goals?** | The Committee begins with a review of management's plans and projections following bottom-up planning from the field. Adjusted EBITDA and free cash flow targets may increase or decrease year on year, taking into account, among other things, industry cycles, anticipated customer spending, activity growth potential, pricing, the introduction of new technology, strategic M&A activity, and commodity prices. <br><br>In addition, the Committee has discretion at the completion of the year to make adjustments to payouts based on conditions not anticipated in management's plans. | |



## Adjusted EBITDA Targets and Results

In January 2024, our Compensation Committee increased the minimum, target and maximum performance goals under the adjusted EBITDA portion of our NEOs' 2024 STI opportunity. The Committee set the target performance goal 15% higher than our 2023 target and 13% higher than SLB's 2023 adjusted EBITDA result, in order to incentivize EBITDA growth in line with management's ambitious 2024 forecast. In addition, the Committee approved a $1 billion spread between the minimum and maximum EBITDA performance goals, to account for potential variability in the results.

The following table reflects our NEOs' full-year adjusted EBITDA targets and corresponding potential payouts for 2024.

| Performance Targets[1] | | Potential Payout as a % of Target Opportunity[1] |
|---|---|---|
| < $8.80 billion | | 0% |
| $8.80 billion | Minimum | 50% |
| $9.20 billion | Target | 100% |
| $9.80 billion | Maximum | 243% |

(1)  For adjusted EBITDA results between any two performance targets, payout is prorated.

Our 2024 adjusted EBITDA was **$9.07 billion**—a 12% increase over 2023, demonstrating SLB's ability to deliver EBITDA growth and consistent financial performance despite a challenging market environment. As a result, and applying the payout matrix above, our Compensation Committee approved a payout of 84% of target for the adjusted EBITDA component of our 2024 STI plan.

## Free Cash Flow Targets and Results

In January 2024, our Compensation Committee increased the minimum, target and maximum performance goals under the free cash flow portion of our NEOs' 2024 STI opportunity. The Committee set the target performance goal slightly above SLB's exceptional 2023 free cash flow result—and 35% higher than the 2023 target—based on management's 2024 forecast, which called for free cash flow growth despite challenges in the current business environment.

The following table reflects our NEOs' full-year free cash flow targets and corresponding potential payouts for 2024.

| Performance Targets[1] | | Potential Payout as a % of Target Opportunity[1] |
|---|---|---|
| < $3.40 billion | | 0% |
| $3.40 billion | Minimum | 50% |
| $4.05 billion | Target | 100% |
| $4.60 billion | Maximum | 243% |

(1)  For free cash flow results between any two performance targets, payout is prorated.

SLB delivered **$3.99 billion** of free cash flow in 2024. This enabled us to return $3.27 billion to our shareholders through dividends and share repurchases—a 64% increase as compared to 2023. As a result, and applying the matrix above, our Compensation Committee approved a payout of 95% of target for the free cash flow component of our 2024 STI plan.



## Quantitative Company Non-Financial Objectives

In 2024, our Compensation Committee continued to tie 10% of our NEOs' target 2024 STI opportunity to quantitative Company goals focused on reducing SLB's emissions intensity and improving gender balance in our global workforce, to align our executives' annual compensation with SLB's non-financial strategic objectives.

### Reducing Scope 1 and 2 Emissions Intensity

SLB's emissions reduction strategy is at the center of our identity and vision, and our commitment to a sustainable future is underscored by bold greenhouse gas (GHG) emissions reduction targets. In 2021, SLB became the first company in the energy services industry to commit to a 2050 net-zero GHG emissions target including all three emission scopes. Our 2050 goal is supported by interim milestones.

For 2024, our Compensation Committee selected a Scope 1 and 2 emissions intensity metric for our NEOs' STI plan, in support of our 2050 net-zero commitment and interim milestones. The Committee approved an ambitious goal for SLB to achieve a 14.0% year-on-year reduction in Scope 1 and 2 emissions intensity, because the Committee believes reducing emissions intensity is key to keeping the Company on the path to achieving its interim emissions reduction targets.

The following table reflects our NEOs' emissions intensity reduction targets and corresponding potential payouts for 2024.

| Scope 1 & 2 Emissions Intensity Reduction Performance Targets[1] | | Potential Payout as a % of Target Opportunity[1] |
|---|---|---|
| Less than 6% emissions intensity reduction vs. 2023 | | 0% |
| 6% emissions intensity reduction vs. 2023 | Minimum | 50% |
| 14% emissions intensity reduction vs. 2023 | Maximum | 100% |

(1)  For results between any two performance targets, payout is prorated.

In 2024, we achieved an 11% year-on-year reduction in Scope 1 and 2 emissions intensity. As a result, and applying the matrix above, our Compensation Committee approved a payout of 82% of target under this component of our 2024 STI plan.

### Improving Gender Balance

SLB recognizes the importance of accessing the best available talent and sees gender diversity as a source of creativity, innovation, and competitive advantage. In this regard, a number of years ago we set goals to have women represent 25% of our salaried workforce globally by 2025 and 30% by 2030. Our commitment to gender representation complements but does not supersede our merit-based recruiting and advancement practices.

For 2024, our Compensation Committee set global performance goals for our NEOs to earn any payout under this component of our NEOs' STI plan, in support of both our near- and mid-term gender balance goals.

The following table reflects our NEOs' gender balance targets and corresponding potential payouts for 2024.

| Global Gender Balance Performance Targets[1][2] | | Potential Payout as a % of Target Opportunity[1] |
|---|---|---|
| Below 25.0% women in salaried population | | 0% |
| 25.0% women in salaried population | Minimum | 50% |
| 25.2% women in salaried population | Maximum | 100% |

(1)  For year-end results between any two performance targets, payout is prorated.
(2)  Our salaried workforce, salaried population, or salaried roles, including executive roles, generally refer to all positions except those that are hourly based.

We reached our minimum payout goal, as women represented 25% of our salaried workforce globally at year-end 2024; however, this fell short of our maximum performance goal of 25.2%. As a result, and applying the matrix above, the Committee approved a payout of 50% of target under this component of our 2024 STI plan.

*It is SLB's policy to not make employment decisions, including decisions regarding hiring, promotion, and compensation, on the basis of any legally protected characteristic, including gender; instead, SLB is focused on making opportunities to excel accessible to all. We implement this goal by our efforts and initiatives to adhere to employment laws in each of the countries in which we operate.*



## Strategic Personal Objectives

As discussed above, 20% of our NEOs' target 2024 STI opportunity was tied to achieving strategic performance goals specific to their roles within SLB. These may relate to financial goals, such as profitability, revenue growth, capital management, or cost reduction; performance achievements, such as contract awards, operational reliability, or HSE goals; or other non-financial goals that are important to SLB's strategy and reputation, such as accelerating customer adoption of energy transition services and digital technologies, or ethics and compliance goals.

Early each year, our Compensation Committee reviews and, subject to approval by the Board's independent directors, approves our CEO's strategic personal objectives for that year. The Committee also annually assesses our CEO's performance against his strategic personal objectives established for the prior year, to determine the appropriate payout for the 20% of STI tied to his personal objectives. The CEO reviews and approves the strategic personal objectives of the other NEOs and assesses their performance against their pre-approved objectives in a similar way. The Committee annually approves the aggregate STI payouts for all executive officers.

The following table reflects our NEOs' 2024 strategic personal objectives and their achievements against those performance goals.

| Performance Goal | Le Peuch | Biguet | Al Mogharbel | Merad | Ralston | Achievement |
|---|---|---|---|---|---|---|
| **Cost Leadership** | | | | | | |
| Increase SLB's income before taxes (IBT) above a pre-established target year on year, resulting from an improvement in operational efficiency. | ✔ | ✔ | ✔ | ✔ | ✔ | Achieved |
| Achieve certain milestones with respect to planned divestitures of non-core assets. | | ✔ | | | | Achieved |
| **Strategic Growth** | | | | | | |
| Grow SLB's integration business, as measured by achieving a total contract value for this business exceeding a pre-established target. | ✔ | | ✔ | ✔ | ✔ | Achieved |
| Grow revenue from specified digital technologies above a pre-established target. | ✔ | | | | | Substantially achieved |
| Achieve certain milestones with respect to SLB's inorganic growth strategy for our Core and New Energy pillars. | | ✔ | | | | Achieved |
| Achieve OneSubsea bookings above pre-established targets. | | | | ✔ | | Partially achieved |
| **Performance Execution** | | | | | | |
| Achieve a total opportunities win rate above a pre-established target. | | | ✔ | | | Achieved |
| Oversee the development of patent landscape maps to assess threats to SLB's technology differentiation. | | | | | ✔ | Achieved |
| Fatality-free operations during the year. | ✔ | ✔ | ✔ | ✔ | ✔ | Not achieved |
| **% of 2024 payout opportunity earned under strategic personal objectives** | **66%** | **75%** | **75%** | **63%** | **75%** | |



## Long-Term Equity Incentive Awards

LTI awards are designed to give NEOs and other key employees a long-term stake in SLB, incentivize the creation of sustained shareholder value, and act as long-term retention and motivation tools—aligning employee and shareholder interests over the long term.

Since 2021, our Compensation Committee has awarded to our NEOs and other executives a diversified mix of LTI grants, with 75% of their target LTI opportunity awarded in the form of PSUs—with payout contingent on achieving absolute and relative performance goals over three-year periods—and 25% awarded in the form of three-year, time-based RSUs. The Committee believes that our current LTI program appropriately balances the following Committee objectives:

- closely aligning PSU performance metrics with our long-term strategy, publicly disclosed Company financial objectives, and total shareholder return,
- aligning pay with performance and incentivizing executives to create shareholder value,
- maintaining a mix of absolute and relative PSU metrics, in light of the cyclicality of our industry,
- motivating and incentivizing outperformance relative to our direct competitors and the broader global energy sector, and
- promoting the stability and retention of our executive team through business cycles with awards of time-based RSUs.

As in 2023, the LTI program approved for 2024 consisted of four types of grants, equally weighted at target performance:



Will vest after three years, subject to continued employment with SLB
100% Max
25%
Three-year, time-based RSUs
250% Max
25%
FCF Margin PSUs
Will vest, if at all, based on our absolute FCF margin over a three-year performance period
25%
Relative TSR PSUs
200% Max
Will vest, if at all, based on our relative TSR percentile rank as compared to the cumulative TSR results achieved by the same four direct competitors used for our ROCE PSUs, plus the S&P Global 1200 Energy Index as a fifth comparator, over a three-year performance period
25%
Relative ROCE PSUs
250% Max
Will vest, if at all, based on the average annual ROCE we achieve over a three-year performance period as compared to the average annual ROCE of four direct competitors, taken together over the same period
200% Max

The maximum overall payout opportunity under the 2024 LTI program was 200% of target—consistent with 2023 and in line with market practice. The maximum payout opportunity for each type of LTI award is reflected by the outer bars in the chart above, with overall payout more heavily weighted in favor of Company financial performance metrics.

### How We Determined the Target Value of 2024 LTI Equity Awards

The target value of an executive's LTI grant increases with their level of responsibility at SLB. For our CEO and the other NEOs, it is the largest element of their compensation. In determining the value of LTI awards granted to our NEOs, our Compensation Committee (in recommending that the Board approve the CEO's awards) and the CEO (in recommending awards for the other NEOs) first consider market data regarding the LTI value for the most comparable positions in our main executive compensation peer groups, as well as several other factors, such as:

- SLB's financial and operating performance,
- the size and mix of the executive's total compensation,
- internal pay equity,
- retention,
- the executive's contribution to SLB's success, and
- the level of competition for executives with comparable skills and experience.

In January 2024, our Compensation Committee reviewed the Company's target annual LTI awards to each of our NEOs in line with the factors described above. The Committee considered the Company's strong 2022 and 2023 financial performance, and that the Company had not increased target LTI values for any of the NEOs since 2022. Based on comparative market data and internal equity considerations, as well as the Committee's desire to ensure proper market placement, performance alignment, retention, and continuity for our executives, the Committee approved a 5.7% increase to the 2024 grant date target LTI values, from $3.5 million to $3.7 million, for each of Mr. Biguet, Mr. Al Mogharbel, and Mr. Merad, as a reflection of their performance and their increased and common levels of seniority and responsibilities. The Committee determined to maintain Ms. Ralston's 2024 grant date target LTI value consistent with 2023.

In evaluating Mr. Le Peuch's target annual LTI award in January 2024, our Compensation Committee considered SLB's strong 2022 and 2023 financial results and the success of the Company's returns-focused strategy and execution. In light of these results, SLB's leading position in the energy services industry, and the Committee's review of comparator peer group data, the Committee recommended, and the independent members of the Board approved, a 3.1% increase in Mr. Le Peuch's 2024 grant date target LTI value from $12.0 million to $12.375 million.



## 2024 Absolute FCF Margin PSUs — Performance Measures and Goals

In January 2024, our Compensation Committee set goals for the 2024 FCF Margin PSUs based on our absolute FCF margin over a three-year performance period (January 1, 2024 to December 31, 2026). At the end of the performance period, the Committee will certify our three-year cumulative absolute FCF margin and then determine the percentage of shares earned based on the graph below.

### 2024 FCF Margin PSU Payout Matrix



The number of 2024 FCF Margin PSUs that will vest and convert to shares as of the vesting date can range from 0% to 250% of target, depending on our absolute FCF margin performance over the three-year period. In setting FCF margin performance goals in January 2024, the Committee determined to keep the minimum, target and maximum goals consistent with 2023. As illustrated in the graph above, no SLB shares will be earned if our FCF margin over the three-year performance period is less than the minimum performance goal of 9.0%.

FCF margin is calculated as free cash flow divided by revenue. FCF margin measures how efficiently we convert revenue into free cash flow, and is an indicator of capital efficiency and the quality of revenue. In selecting absolute FCF margin as the performance metric for 25% of our NEOs' 2024 target LTI grant date fair value, the Committee considered that this metric was aligned with our capital allocation strategy and publicly disclosed financial objective of achieving double-digit FCF margin. The Committee also believes that tying a portion of our NEOs' LTI payout to FCF margin encourages our executives to:

- maintain capital discipline,
- generate high quality revenue to allow for increased returns to shareholders and net debt reduction,
- make key investments and capital expenditures in line with our stated growth strategy, including our energy transition strategy, and
- increase SLB's liquidity.

The Committee also selected absolute FCF margin as the performance metric for a portion of our NEOs' 2024 LTI awards because the Committee sought to maintain a mix of absolute (FCF margin) and relative (ROCE and TSR) metrics in the LTI plan, to effectively manage industry cycles.

Free cash flow represents cash flow from operations less capital expenditures, Asset Performance Solutions investments and exploration data costs capitalized.



## 2024 Relative ROCE PSUs — Performance Measures and Goals

In January 2024, our Compensation Committee set goals for the 2024 ROCE PSUs based on our average annual ROCE over a three-year performance period (January 1, 2024 to December 31, 2026), as compared to the average annual ROCE of the direct competitors identified below, taken together over the same period (together the **ROCE comparator group**). The ROCE comparator group was the same as the group used for ROCE PSU grants made to our NEOs in 2023. At the end of the performance period, the Committee will certify our average ROCE and that of the ROCE comparator group as a whole, and then determine the percentage of shares earned based on the graph below.

### 2024 Relative ROCE PSU Payout Matrix





| ROCE Comparator Group |
| --- |
| Halliburton |
| Baker Hughes |
| TechnipFMC |
| NOV |

The number of 2024 ROCE PSUs that will vest and convert to shares on the vesting date can range from 0% to 250% of target, depending on our relative ROCE performance over the three-year period. As illustrated in the graph above:

- If our average annual ROCE over the three-year performance period is four percentage points or more below the average of the ROCE comparator group, then no 2024 ROCE PSUs will vest and no shares will be earned. This is because our Compensation Committee believes our executives should not receive PSU payouts for significantly low relative ROCE performance.

- If our average annual ROCE over the three-year performance period is equal to that of the average of the ROCE comparator group as a whole, then the 2024 ROCE PSUs will vest at 100% of target. If our average annual ROCE over that period is higher than that of the average of the ROCE comparator group as a whole, then the 2024 ROCE PSUs will vest up to 250% of target, as shown by the solid line in the graph above.

- In addition, if both (x) our absolute, single-year ROCE is greater than 15% in 2026, and (y) our average annual ROCE over the three-year performance period exceeds that of the average of the ROCE comparator group as a whole, then the 2024 ROCE PSUs will vest at an increased rate (up to a maximum of 250%), as shown by the dotted line in the graph above.

ROCE is a measure of the efficiency of our capital employed. ROCE is a comprehensive indicator of long-term Company and management performance, measured in a way that is tracked and understood by many of our investors. Our Compensation Committee has based a portion of our NEOs' LTI awards on a relative ROCE metric since 2016 because this metric allows us to directly compare how efficiently we deploy our capital against our direct competitors. The Committee also believes that tying a portion of our executives' LTI payout to achieving our capital efficiency goals and comparing these results to our competitors will motivate our executives to focus on outperformance and will result in increased revenue and improved margins. In selecting ROCE as the performance metric for 25% of our NEOs' 2024 target LTI grant date fair value, the Committee also considered that ROCE performance goals align executives' potential ROCE PSU payouts with SLB's goal of achieving ROCE above its weighted average cost of capital.

We calculate ROCE as a ratio, the numerator of which is (a) net income excluding charges and credits, plus (b) after tax net interest expense, and the denominator of which is (x) stockholders' equity, including non-controlling interests (average of beginning and end of each quarter in the year), plus (y) net debt (average of beginning and end of each quarter in the year). Our Compensation Committee has discretion to cap payouts on the 2024 ROCE PSUs at 100% of target in the event of material asset impairments.



## 2024 Relative TSR PSUs — Performance Measures and Goals

In January 2024, our Compensation Committee set goals for the 2024 TSR PSUs based on our relative TSR percentile rank, as compared to the cumulative TSR results achieved by the four direct competitors used for the 2024 ROCE PSUs, plus the S&P Global 1200 Energy Index as a fifth comparator (each, a **TSR comparator**), over a three-year performance period (January 18, 2024 to December 31, 2026). At the end of the performance period, the Committee will certify the three-year, cumulative TSR results for us and for each TSR comparator, based on the average of the 20 trading days prior to the start and end of the performance period. The Committee will then determine our percentile rank relative to the five TSR comparators, as well as the percentage of shares earned based on the graph below.

### 2024 Relative TSR PSU Payout Matrix



| TSR Comparators |
| --- |
| Halliburton |
| Baker Hughes |
| TechnipFMC |
| NOV |
| S&P Global 1200 Energy Index |

As in 2023, the number of 2024 TSR PSUs that will vest and convert to shares as of the vesting date can range from 0% to 200% of target, depending on our relative TSR performance over the three-year period. In maintaining the maximum payout opportunity for the 2024 TSR PSUs at 200%, which is below the maximum payout for the 2024 FCF Margin PSUs and 2024 ROCE PSUs, the Committee considered that management's efforts would more directly affect FCF margin and ROCE, whereas management had less control over SLB's TSR relative to that of the TSR comparator companies, due to external market and economic influences.

As illustrated by the graph above, our Compensation Committee set the target performance goal above median at the 60th percentile, consistent with 2023. No SLB shares will be earned if our three-year, cumulative TSR is in the bottom 25th percentile rank as compared to that of the individual TSR comparator companies. The Committee determined in 2024 to maintain the same TSR comparators as it had selected in 2023, to continue motivating our NEOs to outperform both our direct competitors and the broader global energy market.



## Payouts Under Prior LTI Awards

### PSUs Vesting in 2024

As previously disclosed in the proxy statement for our 2024 AGM, in January 2024 our Compensation Committee approved payout results for the PSUs issued in 2021 to our NEOs based on the Committee's previously approved performance criteria. Our NEOs earned:

- 100% of target under the FCF margin PSUs issued in 2021, based on our achieving cumulative FCF margin of 10.0% for the three-year performance period applicable to those PSUs.
- 250% of target under the relative ROCE PSUs issued in 2021, based on our average annual ROCE for the three-year performance period being finally determined as 483 bps above the average of the ROCE comparator group, together with our double-digit absolute ROCE in 2023.
- 59% of target under the relative TSR PSUs issued in 2021, based on our TSR percentile rank of 41% as compared to the applicable TSR comparator group.

For additional details, see the Option Exercises and Stock Vested in 2024 table on page 52 of this proxy statement.

### PSUs and RSUs Vesting in 2025

In January 2022, our Compensation Committee approved PSU awards to our NEOs as follows:

- For 25% of our NEOs' 2022 target LTI opportunity, PSU payouts were conditioned based on our absolute FCF margin achieved over a three-year performance period (the **2022 FCF Margin PSUs**).
- For 25% of our NEOs' 2022 target LTI opportunity, PSU payouts were conditioned based on our average annual ROCE achieved over a three-year performance period as compared to the average annual ROCE of the direct competitors in our ROCE comparator group, taken together over the same period (the **2022 ROCE PSUs**).
- For 25% of our NEOs' 2022 target LTI opportunity, PSU payouts were conditioned based on our relative TSR percentile rank compared to the cumulative TSR results achieved by the five TSR comparators over a three-year performance period (the **2022 TSR PSUs**). The comparator companies were Halliburton, Baker Hughes, TechnipFMC, and NOV, plus the S&P Global 1200 Energy Index as the fifth comparator.

In addition, since 2021, 25% of our NEOs' target LTI opportunity has been awarded in the form of three-year, time-based RSUs. The RSUs granted in January 2022 vested in January 2025.

In January 2025, the Committee approved the results for the 2022 FCF Margin PSUs, 2022 ROCE PSUs, and 2022 TSR PSUs using the Committee's previously approved performance criteria.

- **2022 FCF Margin PSUs:** The Committee determined that SLB's three-year, cumulative FCF margin was 9.7%, slightly below the 10.0% target performance goal for our 2022 FCF Margin PSUs. As a result, and based on the Committee's previously approved payout matrix, the Committee approved the issuance to our NEOs of 85% of the target shares under these PSUs.
- **2022 ROCE PSUs:** The Committee determined that SLB's average annual ROCE was 347 bps above the average of the ROCE comparator group for the performance period through the third quarter of 2024, which was the then-most recent fiscal period end reported by all the companies in the ROCE comparator group. In addition, the Committee determined that SLB had achieved absolute 2024 ROCE greater than 10%. As a result, based on the Committee's previously approved payout matrix, the Committee preliminarily determined that the 2022 ROCE PSUs had been earned at 230% of target. Because not all these companies had reported their 2024 audited results as of January 2025, the Committee approved a preliminary issuance of 80% of the shares earned under the 2022 ROCE PSUs. Any additional shares finally determined to have been earned by our NEOs will be issued after all the companies in the ROCE comparator group report their full-year 2024 audited results.
- **2022 TSR PSUs:** The Committee determined that SLB's relative TSR percentile rank for the 2022 TSR PSUs was 33%. As a result, and based on the Committee's previously approved payout matrix, the Committee approved the issuance to our NEOs of 42% of the target shares under these PSUs.

### Stock Options

SLB ended its practice of granting stock options to executive officers in 2017. As of December 31, 2024, all of our NEOs' outstanding stock options were "underwater." SLB does not currently grant new awards of stock options, stock appreciation rights, or similar option-like instruments.

# Other Benefits

## Officer Departure Guidelines

Our Compensation Committee has approved guidelines covering, among other things, LTI vesting, salary, benefits, and other compensation matters for officers departing SLB, either because they are eligible for retirement, early retirement, or special retirement, or because they are involuntarily terminated (if not eligible for retirement). These guidelines are a non-binding framework referenced by management in its executive succession planning, with flexibility as required by specific situations.

Under the guidelines, we may, at our discretion, enter into agreements with outgoing officers whereby they would remain employed by SLB during the agreement term and receive annual cash payments that would generally be less than their pre-termination annual base salary. In addition, outgoing officers would receive a prorated STI award payment with respect to the year of their departure. They would also receive benefits such as medical coverage and life and disability insurance during the agreement term and would continue to vest in previously granted LTI awards—but would not receive any new LTI awards—during the agreement term. In exchange, the outgoing officers must agree to non-competition, non-solicitation, and non-disparagement covenants, and generally would agree to be available to SLB for a portion of their business time during the term.



## Broadly Available Benefit Plans

We seek to provide benefit plans, such as medical coverage and life and disability insurance, on a country-by-country basis in line with market conditions. Where the local practice is considered to be less than the SLB minimum standard, we generally enhance the local plans to meet the SLB standard plan. Our NEOs are eligible for the same benefit plans provided to other employees, including medical coverage and life and disability insurance, as well as supplemental plans chosen and paid for by employees who wish to obtain additional coverage. There are no special insurance plans for our NEOs.

In line with our aim to encourage long-term careers with SLB and to promote retention, retirement plans are provided, where possible and according to local market practice, for all employees, including NEOs. For details regarding our pension plans and nonqualified deferred compensation plans, see "Executive Compensation Tables—Pension Benefits," "—Nonqualified Deferred Compensation," "—Potential Payments Upon Termination or Change in Control—Retirement Plans," and "—Retiree Medical" and the accompanying narratives beginning on page 52 of this proxy statement.

## Limited Perquisites

We provide only limited perquisites to our NEOs, which are identified in the footnotes to the 2024 Summary Compensation Table.

# Other Aspects of Our Executive Compensation Program

## Competition for Our Executive Talent

A primary consideration of our Compensation Committee in overseeing our executive compensation program is the need to motivate and retain what it believes is the best executive talent in our industry. We are a global technology company, driving energy innovation for a balanced planet, and the Committee believes that delivering financial and operational outperformance and long-term shareholder returns depends on our ability to attract, develop, and retain the best talent globally. A highly competitive compensation package is critical to this objective.

As a result, the Committee generally seeks to target total compensation for our NEOs between the 50th and 75th percentiles of our two main executive compensation peer groups. The Committee may also position a NEO who is new to a position at or below the 50th percentile for a period of time. A NEO's target total compensation depends on a variety of factors, including tenure in a particular position, individual and Company performance, and internal pay equity.

Competition for executive talent in our industry is exceptionally fierce. The Committee believes that the 50th to 75th percentile range is appropriate for us to target in light of SLB's leading position in our industry, and because our executives are very highly sought after, both by our direct competitors and by other leading oil and gas, advanced extractive, technology-driven manufacturing, and engineering-focused companies, including companies focused on the new energy economy.

In approving this target range and when setting compensation for 2024, the Committee considered that many current and former senior executives of leading companies in various industries have previously served in senior management at SLB. Former members of senior SLB management have either been, or are, senior executives at the competitors, customers, and other technology- and engineering-focused companies listed in the table below.

| | | | |
|---|---|---|---|
| **Engie**<br>*(current CEO)* | **BAE Systems***<br>*(current CEO, CFO & CHRO)* | **Bureau Veritas**<br>*(current CEO and CHRO)* | **TechnipFMC***<br>*(current CEO and CTO)* |
| **Baker Hughes***<br>*(current CHRO, and past CLO)* | **Patterson-UTI Energy**<br>*(current CEO)* | **Viridien**<br>*(current CEO and past CFO)* | **Amazon Web Services**<br>*(current senior executive)* |
| **Nabors**<br>*(current CFO)* | **NESR**<br>*(current CEO and CFO)* | **Lufkin Industries**<br>*(current CEO)* | **Technip Energies**<br>*(current CLO)* |
| **Expro**<br>*(current CEO)* | **Flowserve**<br>*(current CEO)* | **ADM**<br>*(current CLO)* | **Air Liquide**<br>*(current CHRO)* |
| **Borr Drilling**<br>*(current CEO and past CFO)* | **Heidelberg Materials**<br>*(current senior executive)* | **Archer**<br>*(current CEO)* | **YPF**<br>*(past CEO)* |
| **TotalEnergies**<br>*(past CHRO)* | **Weatherford**<br>*(past acting CEO and CFO)* | **Kuwait Airways**<br>*(past CEO)* | |

| | | |
|---|---|---|
| CEO = Chief Executive Officer | CTO = Chief Technology Officer | *\* Included in our main executive compensation peer groups* |
| CFO = Chief Financial Officer | CLO = Chief Legal Officer / General Counsel | |
| COO = Chief Operating / Commercial Officer | CHRO = Chief Human Resources Officer | |



# Our Peer Group Companies

Our Compensation Committee considers formal executive compensation survey data prepared by Pay Governance when it reviews and determines executive compensation, and when considering changes to our executive compensation program. The Committee considers data for the companies comprising our two main executive compensation peer groups—our core industry peer group and our general industry peer group. The Committee believes these peer groups together provide the robust market data necessary to assess the current and future talent markets available to our executive officers, both in the oil and gas sector and in other advanced extractive, technology-driven manufacturing, and industrial engineering-focused sectors. General industry peer group comparisons are particularly relevant for non-operations positions, where skills and experience may be easily transferable to other industries. In addition, the evolving energy industry environment creates challenges in maintaining a robust peer group comprising solely oilfield services and upstream companies following consolidations and bankruptcies, as well as diversification into new energy investments.

The Committee annually reviews the specific selection criteria for our main executive compensation peer groups, such as competition for business or executive talent, revenue, market capitalization, and scope of international operations. Pay Governance annually recommends for the Committee's review the addition or removal of companies from these peer groups, based on the Committee's selection criteria. As a general matter, the Committee selects suitable comparator companies such that the companies in these peer groups, at the median, approximate SLB's estimated revenue in the then-current year and its then-current market capitalization. The Committee modifies its peer group criteria as appropriate while seeking a satisfactory degree of stability, to provide a consistent basis for comparison.

In July 2023, our Compensation Committee reviewed and approved the companies listed below to comprise our two main executive compensation peer groups, effective for 2024 executive compensation decisions.

## Core Industry Peer Group

This peer group comprises ten companies in the energy sector, primarily in the oilfield services and equipment and upstream oil and gas industries, with 2023 estimated revenues (as of July 2023) between $7.5 billion and $62.6 billion. SLB was positioned at the 64th percentile of this peer group in terms of estimated 2023 revenue as of July 2023, and at the 71st percentile of this peer group in terms of market capitalization as of June 2023.

Our Compensation Committee made no changes to this peer group for 2024 compensation decisions, as compared to 2023. The Committee identified the companies in this peer group as being broadly comparable to SLB in terms of revenue and market value, and also competing with us for business and executive talent. Several members of this peer group frequently seek to recruit SLB executives for their senior executive roles. See "—Competition for Our Executive Talent" on page 45.

Baker Hughes

BHP Group

ConocoPhillips

Enbridge

EOG Resources

Halliburton

NOV

Occidental Petroleum

Suncor Energy

TechnipFMC

## General Industry Peer Group

This peer group comprises 25 mature, advanced extractive, technology-driven manufacturing, and industrial engineering-focused companies, including companies focused on the new energy economy, that have annual revenues, market valuations, and global scopes that are similar to SLB's. The companies in this peer group had 2023 estimated revenues (as of July 2023) between $12.4 billion and $65.4 billion and average non-U.S. revenue of 58%. This peer group focuses on SLB's current and future executive talent markets beyond the oil and gas sector, and ensures that competitors for technology and digital talent are represented for executive peer benchmarking purposes.

In July 2023, applying the selection criteria above, our Compensation Committee removed Koninklijke Philips and Rolls-Royce Holdings from this peer group. As a result, SLB was positioned at the 48th percentile of this peer group in terms of estimated 2023 revenue as of July 2023, and at the 64th percentile of this peer group in terms of market capitalization as of June 2023.

| | |
|---|---|
| 3M Company | Emerson Electric |
| ABB | Freeport-McMoRan |
| Air Products and Chemicals | General Dynamics |
| Anglo American | Honeywell International |
| BAE Systems | Johnson Controls International |
| Carrier Global | Linde |
| Caterpillar | LyondellBasell Industries |
| Compagnie de Saint-Gobain | Oracle |
| Corning | Rio Tinto |
| Deere & Company | Schneider Electric |
| Dow | Siemens Energy |
| DuPont de Nemours | Trane Technologies |
| Eaton | |



# Executive Compensation Governance

## No NEO Employment Agreements

Our NEOs do not have employment, severance or change-in-control agreements with SLB, and they serve at the will of the Board. This enables SLB to terminate their employment using judgment as to the necessity or terms of any severance arrangement and based on specific circumstances at the time they cease being executive officers.

## Stock Ownership and Holding Requirements

Our Board and Compensation Committee strongly believe in linking executive long-term rewards to shareholder value. Our executive stock ownership guidelines require our executives to hold a minimum dollar value of SLB shares based on the table below.

| Title | Stock Ownership Multiple |
|---|---|
| Chief Executive Officer | 6x base salary |
| Executive Vice Presidents | 3x base salary |
| Executive officers (non-EVP) | 2x base salary |
| Other EVP direct reports and Presidents | 1x base salary |

Our executive officers must retain 50% of the net shares they acquire upon the exercise of stock options and after the vesting of PSUs and RSUs, after payment of applicable taxes, until they achieve the required ownership level.

Under the guidelines, our executives have five years to satisfy the ownership requirements. After the five-year period, executives who have not met their minimum stock ownership requirement must retain 100% of the net shares they acquire upon stock option exercises and any vesting of PSUs and RSUs until they achieve their required ownership level. Stock ownership for the purpose of these guidelines does not include shares underlying vested or unvested stock options, unvested RSUs, or unvested PSUs.

As of January 31, 2025, all of our NEOs were in compliance with our stock ownership guidelines.

## Anti-Hedging and Anti-Pledging

Our executive officers and directors are prohibited from engaging in speculative trading, such as short sales or hedging transactions, utilizing margin accounts for shares of SLB, or pledging SLB securities as collateral for a loan.

## Clawback Policy

In 2023, our Board adopted a new clawback policy requiring the recovery of performance-based equity and cash incentive compensation from our executive officers under certain circumstances. A copy of this policy is included as Exhibit 97 to our 2024 Annual Report.

## Process for Setting Executive Compensation

### Compensation Committee Review

Our Compensation Committee reviews the elements of our NEOs' total compensation throughout the year to evaluate whether each element remains competitive with the companies in our two main executive compensation peer groups. In making compensation decisions, the Committee relies on its own judgment after reviewing external market data, including analysis prepared by Pay Governance, and also considers the following factors:

- each executive's scope of responsibilities, as well as leadership, management and technical expertise, growth potential, and position in our reporting structure,
- overall Company and individual performance,
- retention needs and risks,
- the recommendations of our CEO (except with respect to his own compensation), and
- internal pay equity.

Each January, the Committee evaluates all elements of executive officer compensation, after reviewing the prior year's results and the achievement of Company financial objectives and each officer's strategic personal objectives. The purpose of this annual evaluation is to determine whether any changes in an officer's compensation may be appropriate. The CEO does not participate in the Committee's deliberations regarding his own compensation. At the Committee's request, the CEO reviews with the Committee the performance of the other executive officers, but no other NEO has any input in executive compensation decisions. Our Compensation Committee gives substantial weight to the CEO's evaluations and recommendations because he is particularly able to assess the other executive officers' performance and contributions to SLB. Our Chief People Officer assists the CEO in developing the other executives' performance reviews and reviewing external market data to determine the CEO's executive compensation recommendations. Our Chief People Officer also meets with the Compensation Committee on a quarterly basis.



The table below summarizes the approximate timing of significant annual executive compensation events.

| Event | Timing |
|---|---|
| Establish Company financial objectives and CEO strategic personal objectives | Early each year with respect to the current year |
| Review and approve the peer group companies used for compensation benchmarking | July of each year for compensation in the following year |
| Pay Governance provides market data and analysis that our Compensation Committee uses to evaluate year-to-date compensation decisions in light of year-to-date comparative data, and to prepare for the annual executive officer compensation review in January | October of each year for compensation in the following year |
| Evaluate Company and executive performance (achievement of objectives established in previous year) and recommend STI payout based on those results | Results approved in January of each year for STI award with respect to the prior year. The STI award earned for the prior year is paid in February of the current year |
| Review and recommend executive base salaries and determine equity-based grants | January of each year for base salaries for that year and for equity-based grants |

## Equity Grant Practices

Our Compensation Committee is responsible for granting long-term equity-based compensation under our omnibus stock incentive plans. The Committee approves a preliminary budget for equity-based grants for the following year at each October meeting. Awards for the CEO are granted by the Committee following approval by the independent members of the Board. Awards for executive officers other than the CEO are granted by the Committee and discussed with the Board. Management determines the allocation of equity-based grants for other groups within the Company and individual recommendations are made by the heads of the groups and approved by the CEO. In addition to considering the value of each equity-based award, management and the Committee also consider, as an additional factor in approving long-term equity awards, the overall potential shareholder dilution impact and burn rate, which is the rate at which awards are granted as a percentage of SLB shares outstanding.

The regular Board and Compensation Committee meeting schedule is set at least a year in advance, with meetings held quarterly in mid-January, mid-April, mid-July, and mid-October. Annual grants of equity-based awards to our NEOs and other executives, as well as to other eligible employees, are made at the Committee's January meeting. Additionally, specific grants may be made at other Committee meetings to recognize an employee's promotion, change in responsibility or specific achievement, or to achieve other key compensation objectives, such as retention. Generally, the Committee sets the grant date for equity awards as the Committee meeting date, which is usually two days in advance of the Company's announcement of earnings. The Company does not time the release of material non-public information for the purpose of affecting the values of equity grants. At the time equity grant decisions are made, our Compensation Committee is aware of the earnings results, but it does not adjust the size or the mix of grants to reflect possible market reaction.

In addition, PSUs and RSUs do not accrue or pay dividends or dividend equivalents prior to vesting.

## Independent Compensation Consultant

Our Compensation Committee has retained Pay Governance as its independent consultant with respect to executive compensation matters, as well as non-employee director compensation matters. Pay Governance works with SLB's Total Rewards team to compile annual compensation data for each executive officer, and to compare the compensation opportunities of our executive officers with those at comparable roles at companies in our main executive compensation peer groups. Pay Governance also annually prepares an analysis of competitive non-employee director compensation levels and market trends using the same two main peer groups as are used for the annual executive officer compensation review.

Pay Governance reports only to, and acts solely at the direction of, our Compensation Committee. The Committee has assessed the independence of Pay Governance pursuant to SEC rules and has concluded that its work did not raise any conflict of interest that would prevent Pay Governance from independently representing our Compensation Committee.



# Executive Compensation Tables

## 2024 Summary Compensation Table

The following table sets forth information regarding the total compensation paid to our NEOs for fiscal years 2024, 2023, and 2022.

| Name | Year | Salary ($) | Stock Awards ($)[1] | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)[2] | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|---|---|---|
| Olivier Le Peuch | 2024 | 1,650,000 | 12,374,997 | 2,042,370 | 819,155 | 424,342 | 17,310,864 |
| Chief Executive Officer | 2023 | 1,550,000 | 12,000,045 | 3,502,150 | 1,022,545 | 174,845 | 18,249,585 |
| | 2022 | 1,550,000 | 11,999,949 | 1,929,750 | — | 234,058 | 15,713,757 |
| Stephane Biguet | 2024 | 900,000 | 3,699,933 | 758,880 | 594,624 | 216,509 | 6,169,946 |
| EVP and Chief | 2023 | 850,000 | 3,500,022 | 1,283,100 | 620,773 | 116,672 | 6,370,567 |
| Financial Officer | 2022 | 850,000 | 3,499,993 | 690,650 | — | 139,327 | 5,179,970 |
| Khaled Al Mogharbel | 2024 | 900,000 | 3,699,933 | 758,880 | — | 237,565 | 5,596,378 |
| EVP, Geographies | 2023 | 900,000 | 3,500,022 | 1,357,650 | 116,813 | 118,275 | 5,992,760 |
| | 2022 | 900,000 | 3,499,993 | 731,250 | — | 169,951 | 5,301,194 |
| Abdellah Merad | 2024 | 900,000 | 3,699,933 | 736,380 | — | 256,208 | 5,592,521 |
| EVP, Core Services | 2023 | 800,000 | 3,500,022 | 1,213,600 | 80,154 | 235,407 | 5,829,183 |
| and Equipment | 2022 | 787,500 | 3,499,995 | 620,150 | — | 290,716 | 5,198,361 |
| Dianne Ralston | 2024 | 825,000 | 3,199,958 | 695,640 | 356,098 | 167,739 | 5,244,435 |
| Chief Legal Officer | 2023 | 750,022 | 3,199,909 | 1,137,750 | 270,729 | 78,435 | 5,436,845 |
| and Secretary | 2022 | 750,022 | 3,199,948 | 581,250 | 361,028 | 94,160 | 4,986,408 |

(1) Includes the value of PSU and RSU awards. For 2024, each amount reflected in the "Stock Awards" column is the aggregate grant date fair value of (x) the 2024 FCF Margin PSUs, 2024 ROCE PSUs and 2024 TSR PSUs at target level performance, and (y) the 2024 RSUs that were granted to our NEOs. Each amount reflects an accounting expense and does not correspond to actual value that may be realized by a NEO in the future. The number of equity awards granted in 2024 to each NEO is provided in the Grants of Plan-Based Awards in 2024 table on page 50. PSUs and RSUs do not pay dividends or dividend equivalents or have voting rights prior to vesting. Accordingly, the fair value of the 2024 FCF Margin PSUs, 2024 ROCE PSUs and 2024 RSUs was the quoted market price of our common stock on the grant date less the present value of the expected dividends not received prior to vesting. The fair value of the 2024 TSR PSUs was determined based on a Monte Carlo simulation. Amounts may not add to the values shown in Grants of Plan-Based Awards in 2024 table due to rounding. Additional assumptions that we use in calculating these amounts are incorporated herein by reference to Note 12, "Stock-based Compensation Plans" to the Consolidated Financial Statements contained in our 2024 Annual Report.

The value of each NEO's 2024 LTI grants at the grant date, assuming achievement of the maximum performance level for all PSUs, would be: Mr. Le Peuch — $24,749,994; Mr. Biguet — $7,399,866; Mr. Al Mogharbel — $7,399,866; Mr. Merad — $7,399,866; and Ms. Ralston — $6,399,915.

The NEOs may never realize any value from these LTI grants and, to the extent that they do, the amounts realized may have no correlation to the amounts reported above.

(2) The changes in pension value reported in this column represent the increase in the actuarial present value of a NEO's accumulated benefit under all benefit and actuarial pension plans in which the NEO participates. This change in present value is not a current cash payment. It represents the change in the value of the NEO's pensions, which are only paid after retirement. For 2024, due to the increase in the discount rate over 2023, the change in present value is negative for the following NEOs: Mr. Al Mogharbel — $(7,443); and Mr. Merad — $(16,089). There are no nonqualified deferred compensation earnings reflected in this column because no NEO received above-market or preferential earnings on such compensation during 2024, 2023, or 2022.

(3) Relocation assistance is provided to all employees on a company-wide basis. The amount disclosed for Mr. Le Peuch consists of unfunded credits to the Restoration Savings Plan ($336,501), employer contributions to the SLB 401(k) Plan ($22,150), financial planning services ($13,800), and housing allowance ($51,892). The amount disclosed for Mr. Biguet consists of unfunded credits to the Restoration Savings Plan ($128,667), employer contributions to the SLB 401(k) Plan ($22,150), financial planning services ($13,800), and housing allowance ($51,892). The amount disclosed for Mr. Al Mogharbel consists of unfunded credits to the Restoration Savings Plan ($191,265), employer contributions to the SLB 401(k) Plan ($32,500), and financial planning services ($13,800). The amount disclosed for Mr. Merad consists of unfunded credits to the Restoration Savings Plan ($141,488), employer contributions to the SLB 401(k) Plan ($28,750), financial planning services ($13,800), and children's education ($72,170). The amount disclosed for Ms. Ralston consists of unfunded credits to the Restoration Savings Plan ($113,243), employer contributions to the SLB 401(k) Plan ($32,500), financial planning services ($13,800), and club membership ($8,197).



# Grants of Plan-Based Awards in 2024

The following table provides additional information regarding cash incentive and PSU and RSU awards granted to our NEOs in 2024.

| Name | Award Type[1] | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] | | | Estimated Possible Payouts Under Equity Incentive Plan Awards[3] | | | All Other Stock Awards (#)[4] | Grant Date Fair Value of Stock Awards ($)[5] |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | |
| O. Le Peuch | | | 871,200 | 2,227,500 | 4,952,475 | | | | | |
| | FCFM PSU | 1/17/24 | | | | 34,529 | 69,057 | 172,643 | | 3,093,754 |
| | ROCE PSU | 1/17/24 | | | | 1 | 69,057 | 172,643 | | 3,093,754 |
| | TSR PSU | 1/17/24 | | | | 15,692 | 62,766 | 125,532 | | 3,093,736 |
| | 3-year RSU | 1/17/24 | | | | | | | 69,057 | 3,093,754 |
| S. Biguet | | | 315,000 | 810,000 | 1,800,900 | | | | | |
| | FCFM PSU | 1/17/24 | | | | 10,324 | 20,647 | 51,618 | | 924,986 |
| | ROCE PSU | 1/17/24 | | | | 1 | 20,647 | 51,618 | | 924,986 |
| | TSR PSU | 1/17/24 | | | | 4,692 | 18,766 | 37,532 | | 924,976 |
| | 3-year RSU | 1/17/24 | | | | | | | 20,647 | 924,986 |
| K. Al Mogharbel | | | 315,000 | 810,000 | 1,800,900 | | | | | |
| | FCFM PSU | 1/17/24 | | | | 10,324 | 20,647 | 51,618 | | 924,986 |
| | ROCE PSU | 1/17/24 | | | | 1 | 20,647 | 51,618 | | 924,986 |
| | TSR PSU | 1/17/24 | | | | 4,692 | 18,766 | 37,532 | | 924,976 |
| | 3-year RSU | 1/17/24 | | | | | | | 20,647 | 924,986 |
| A. Merad | | | 315,000 | 810,000 | 1,800,900 | | | | | |
| | FCFM PSU | 1/17/24 | | | | 10,324 | 20,647 | 51,618 | | 924,986 |
| | ROCE PSU | 1/17/24 | | | | 1 | 20,647 | 51,618 | | 924,986 |
| | TSR PSU | 1/17/24 | | | | 4,692 | 18,766 | 37,532 | | 924,976 |
| | 3-year RSU | 1/17/24 | | | | | | | 20,647 | 924,986 |
| D. Ralston | | | 288,750 | 742,500 | 1,650,825 | | | | | |
| | FCFM PSU | 1/17/24 | | | | 8,929 | 17,857 | 44,643 | | 799,994 |
| | ROCE PSU | 1/17/24 | | | | 1 | 17,857 | 44,643 | | 799,994 |
| | TSR PSU | 1/17/24 | | | | 4,058 | 16,230 | 32,460 | | 799,977 |
| | 3-year RSU | 1/17/24 | | | | | | | 17,857 | 799,994 |

(1) All equity grants were awarded under the 2017 SLB Omnibus Stock Incentive Plan (as amended and restated, the **2017 Incentive Plan**).

(2) These columns show the possible cash incentive payouts for each NEO for fiscal year 2024 based on performance goals set for the year. Threshold, target, and maximum possible payouts are based on the STI range established for each NEO, which is expressed as a percentage of base salary for the year. Actual cash incentive amounts earned for 2024 are reflected in the "Non-Equity Incentive Plan Compensation" column of the 2024 Summary Compensation Table. For information about the 2024 STI awards paid to our NEOs, see "Compensation Discussion and Analysis—Elements of 2024 Total Compensation—Short-Term Cash Incentive Awards" beginning on page 35.

(3) Relates to PSUs, all of which are subject to a three-year performance period. See "Compensation Discussion and Analysis—Elements of 2024 Total Compensation—Long-Term Equity Incentive Awards" beginning on page 40 for a detailed description of our PSUs, including the criteria to be applied in determining vesting of PSUs. "Threshold" represents the number of shares deliverable on achievement of the applicable threshold performance goal under each PSU grant. The PSU award agreements provide that no PSUs will vest unless a specified threshold level of performance is achieved. "Target" represents the number of shares deliverable on achievement of target performance under each PSU grant, and "Maximum" reflects the highest possible payout (250% of target for the 2024 FCF Margin PSUs and 2024 ROCE PSUs, and 200% of target for the 2024 TSR PSUs). PSUs do not accrue or pay dividends or dividend equivalents prior to vesting. Vested PSUs are paid in shares of our common stock.

(4) Relates to RSUs, all of which will vest on the third anniversary of the grant date, subject to continued employment with SLB. RSUs do not accrue or pay dividends or dividend equivalents prior to vesting. Vested RSUs are paid in shares of our common stock.

(5) With respect to PSU awards, this column reflects the grant date fair value for such PSUs at target. We calculated the grant date fair value of each PSU award by multiplying the number of PSUs at target by the applicable grant date fair values for the PSUs: (i) $44.80 for the 2024 FCF Margin PSUs and 2024 ROCE PSUs; and (ii) $49.29 for the 2024 TSR PSUs. With respect to RSU awards, we calculated the grant date fair value by multiplying the number of RSUs by the grant date fair value of $44.80.



# Outstanding Equity Awards at Year-End 2024

The following table provides additional information regarding outstanding and unexercised stock options and outstanding PSU and RSU awards for each of our NEOs as of December 31, 2024.

| | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Option/ PSU/RSU Grant Date | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[1] |
| O. Le Peuch | 4/16/2015 | 24,000 | — | 91.740 | 4/16/2025 | | | | |
| | 4/20/2016 | 30,000 | — | 80.525 | 4/20/2026 | | | | |
| | 1/19/2017 | 15,000 | — | 87.380 | 1/19/2027 | | | | |
| | 1/19/2022 | | | | | | | 242,204[2] | 9,286,101 |
| | 1/19/2022 | | | | | 83,705[3] | 3,209,250 | | |
| | 1/18/2023 | | | | | | | 156,260[4] | 5,991,008 |
| | 1/18/2023 | | | | | 54,103[5] | 2,074,309 | | |
| | 1/17/2024 | | | | | | | 200,880[6] | 7,701,739 |
| | 1/17/2024 | | | | | 69,057[7] | 2,647,645 | | |
| S. Biguet | 1/15/2015 | 18,000 | — | 77.795 | 1/15/2025 | | | | |
| | 1/21/2016 | 28,000 | — | 61.920 | 1/21/2026 | | | | |
| | 1/19/2022 | | | | | | | 70,643[2] | 2,708,453 |
| | 1/19/2022 | | | | | 24,414[3] | 936,033 | | |
| | 1/18/2023 | | | | | | | 45,576[4] | 1,747,384 |
| | 1/18/2023 | | | | | 15,780[5] | 605,005 | | |
| | 1/17/2024 | | | | | | | 60,060[6] | 2,302,700 |
| | 1/17/2024 | | | | | 20,647[7] | 791,606 | | |
| K. Al Mogharbel | 1/15/2015 | 71,000 | — | 77.795 | 1/15/2025 | | | | |
| | 1/21/2016 | 114,000 | — | 61.920 | 1/21/2026 | | | | |
| | 1/19/2022 | | | | | | | 70,643[2] | 2,708,453 |
| | 1/19/2022 | | | | | 24,414[3] | 936,033 | | |
| | 1/18/2023 | | | | | | | 45,576[4] | 1,747,384 |
| | 1/18/2023 | | | | | 15,780[5] | 605,005 | | |
| | 1/17/2024 | | | | | | | 60,060[6] | 2,302,700 |
| | 1/17/2024 | | | | | 20,647[7] | 791,606 | | |
| A. Merad | 4/16/2015 | 20,000 | — | 91.740 | 4/16/2025 | | | | |
| | 4/20/2016 | 20,000 | — | 80.525 | 4/20/2026 | | | | |
| | 1/19/2022 | | | | | | | 64,587[2] | 2,476,266 |
| | 1/19/2022 | | | | | 22,321[3] | 855,787 | | |
| | 4/19/2022 | | | | | | | 5,604[2] | 214,857 |
| | 4/19/2022 | | | | | 1,799[8] | 68,974 | | |
| | 1/18/2023 | | | | | | | 45,576[4] | 1,747,384 |
| | 1/18/2023 | | | | | 15,780[5] | 605,005 | | |
| | 1/17/2024 | | | | | | | 60,060[6] | 2,302,700 |
| | 1/17/2024 | | | | | 20,647[7] | 791,606 | | |
| D. Ralston | 1/19/2022 | | | | | | | 64,587[2] | 2,476,266 |
| | 1/19/2022 | | | | | 22,321[3] | 855,787 | | |
| | 1/18/2023 | | | | | | | 41,668[4] | 1,597,551 |
| | 1/18/2023 | | | | | 14,427[5] | 553,131 | | |
| | 1/17/2024 | | | | | | | 51,944[6] | 1,991,533 |
| | 1/17/2024 | | | | | 17,857[7] | 684,637 | | |

(1) Market value is based on $38.34, the December 31, 2024 closing price of shares of our common stock, multiplied by the number of unvested PSUs or RSUs reflected in the previous column.

(2) Reflects the target number of FCF Margin PSUs, ROCE PSUs, and TSR PSUs that were issued in January 2022 and, solely to Mr. Merad, April 2022, and that were scheduled to vest in January 2025, subject to the achievement of performance conditions. The combined number of FCF Margin PSUs, ROCE PSUs, and TSR PSUs that actually vested in January 2025 for each NEO was as follows: Mr. Le Peuch — 256,579; Mr. Biguet — 74,836; Mr. Al Mogharbel — 74,836; Mr. Merad — 74,089; and Ms. Ralston — 68,420.

(3) Reflects the number of three-year RSUs that were issued in January 2022 and that vested on January 19, 2025.



(4) Reflects the target number of FCF Margin PSUs, ROCE PSUs, and TSR PSUs that were issued in January 2023, and that will vest, if at all, in January 2026, subject to the achievement of performance conditions.

(5) Reflects the number of three-year RSUs that were issued in January 2023 and that will vest on January 18, 2026, subject to continued employment with SLB through that date.

(6) Reflects the target number of FCF Margin PSUs, ROCE PSUs, and TSR PSUs that were issued in January 2024 and that will vest, if at all, in January 2027, subject to the achievement of performance conditions.

(7) Reflects the number of three-year RSUs that were issued in January 2024 and that will vest on January 17, 2027, subject to continued employment with SLB through that date.

(8) Reflects the number of three-year RSUs that were issued to Mr. Merad in April 2022 and that will vest on April 19, 2025, subject to his continued employment with SLB through that date.

# Option Exercises and Stock Vested in 2024

The following table provides additional information regarding stock options that were exercised and PSU and RSU awards that vested during 2024 for our NEOs.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Name | | | | |
|---|---|---|---|---|
| O. Le Peuch | — | — | 553,205 | 27,460,064 |
| S. Biguet | — | — | 168,585 | 8,368,245 |
| K. Al Mogharbel | — | — | 184,389 | 9,152,726 |
| A. Merad | — | — | 168,585 | 8,368,245 |
| D. Ralston | — | — | 168,585 | 8,368,245 |

# Pension Benefits

We maintain the following pension plans for our NEOs and other employees who began employment with SLB at times when new hires were eligible to participate. These plans provide for lifetime pensions upon retirement, based on years of service:

- Schlumberger Technology Corporation Pension Plan (**STC Pension Plan**),
- Schlumberger Technology Corporation Supplementary Benefit Plan (**STC Supplementary Plan**),
- Schlumberger Limited Supplementary Benefit Plan (**SLB Supplementary Plan**), and
- Schlumberger International Staff Pension Plan (**International Staff Pension Plan**).

The following table and the discussion below provide information regarding pension benefits payable to our NEOs.

| Name | Plan Name | Number of Years of Credited Service (#)[1] | Present Value of Accumulated Benefits ($)[2] | Payments During Last Fiscal Year |
|---|---|---|---|---|
| O. Le Peuch | STC Pension Plan | 14.75 | 918,353 | — |
| | STC Supplementary Plan | 7.25 | 1,018,429 | — |
| | SLB Supplementary Plan | 6.00 | 5,291,633 | — |
| | International Staff Pension Plan | 6.50 | 1,939,954 | — |
| S. Biguet | STC Pension Plan | 10.41 | 722,735 | — |
| | SLB Supplementary Plan | 8.00 | 2,693,572 | — |
| | International Staff Pension Plan | 3.70 | 185,545 | — |
| K. Al Mogharbel | International Staff Pension Plan | 16.20 | 1,382,893 | — |
| A. Merad | International Staff Pension Plan | 14.90 | 868,518 | — |
| D. Ralston | SLB Supplementary Plan | 9.50 | 1,122,239 | — |

(1) The "Number of Years of Credited Service" column reflects each NEO's actual years of service as a participant in each plan.

(2) The present value of accumulated benefits is calculated using the Pri-2012 healthy retiree amount-weighted table for participants and the contingent survivor amount-weighted table for spouses, both with generational projection using SSA-2024, and a discount rate of 5.70% at December 31, 2024. Retirement in each case is assumed to be the earlier of normal retirement age or December 31, 2024 if the NEO is employed after normal retirement age, or, as to our U.S. plans, the date that the sum of the NEO's age plus years of service has reached, or is expected to reach, 85, but not before the NEO reaches age 55. Additional assumptions that we use in calculating the present value of accumulated benefits are incorporated herein by reference to Note 17, "Pension and Other Postretirement Benefit Plans" to the Consolidated Financial Statements contained in our 2024 Annual Report.



## Tax-Qualified Pension Plan

The STC Pension Plan is a U.S. tax-qualified pension plan, funded through cash contributions made by SLB based on actuarial valuations and regulatory requirements. Benefits under the STC Pension Plan are based on an employee's admissible compensation (generally base salary and cash incentive) for each year in which an employee participates in the plan, and the employee's length of service with SLB.

Since 1989, the benefit earned under the STC Pension Plan has been 1.5% of admissible compensation for service prior to the employee's completion of 15 years of active service and 2.0% of admissible compensation for service after completion of 15 years of active service. Normal retirement under the plan is at age 65—however, early retirement with a reduced benefit is possible at age 55 or as early as age 50 with 20 years of service. Additionally, under the "rule of 85", an employee or executive officer who terminates employment after age 55 and whose combined age and service is 85 or more, is eligible for retirement with an unreduced pension. Mr. Le Peuch and Mr. Biguet

are eligible for retirement with an unreduced pension under the rule of 85. The benefits are usually paid as a lifetime annuity.

In 2004, we amended the STC Pension Plan to generally provide that employees hired on or after October 1, 2004, would not be eligible to participate in the STC Pension Plan, and would instead receive an enhanced match in the SLB 401(k) Plan equal to 100% of up to 6% of admissible compensation. Participants actively accruing a benefit in the STC Pension Plan, including the pension-eligible NEOs, were able to participate in the SLB 401(k) Plan at a reduced match equal to 50% of up to 6% of admissible compensation. In 2023, the SLB 401(k) Plan was amended to provide to all participants, regardless of pension eligibility, with: (1) an additional enhanced match equal to 50% of deferrals between 6% and 10% of admissible compensation, and (2) a non-elective Company contribution of 2% of admissible compensation. The match is made each payroll period and the non-elective Company contribution is made on an annual basis.

## Supplementary Benefit Plans

The SLB Supplementary Plan and STC Supplementary Plan (collectively, the **Supplementary Plans**) provide non-tax-qualified pension benefits. These plans, which have substantially identical terms, provide an eligible employee with benefits equal to the benefits that the employee is unable to receive under a qualified pension plan due to the Internal Revenue Code limits on (1) annual compensation that can be taken into account under qualified plans and (2) annual benefits that can be provided under qualified plans.

The retirement eligibility rules under SLB's nonqualified pension plans are the same as those under the STC Pension Plan. These benefits are subject to forfeiture if the employee leaves SLB before

the age of 50 with five years of service, engages in certain dishonest acts, or has violated a confidentiality arrangement with us. Reduced benefits are paid to an employee upon separation from service, provided the employee has attained the age of 55, or if earlier, age 50 with 20 years of service. Mr. Le Peuch and Mr. Biguet are eligible for retirement with an unreduced pension under the rule of 85, described above. Ms. Ralston is eligible for early retirement with a reduced pension. These nonqualified plan benefits are payable in cash from SLB's general assets and are intended to qualify as "excess benefit plans" exempt from certain requirements of Title I of the Employee Retirement Income Security Act of 1974.

## International Staff Pension Plan

We maintain the International Staff Pension Plan for certain employees who work in many different countries over the course of their careers, and who otherwise would be unable to accumulate any meaningful pension. Most of the NEOs have either been in the International Staff Pension Plan at some time during their career prior to becoming an executive officer or are in the plan because of their current assignment. This plan provides for a lifetime annuity upon retirement based on a specified number of years of service. The plan is funded through cash contributions made by SLB together with mandatory contributions by employees.

Prior to 2010, benefits under this plan were based on a participant's admissible compensation (base salary, geographical or rotational coefficient, as applicable, and cash incentive) for each year in which the employee participated in the plan and the employee's length of service. The benefit earned up to year-end 2009 is 2.4% of admissible compensation prior to completion of 15 years of service, and 3.2% of admissible compensation for each year of service after 15 years.

Benefits are payable upon normal retirement age, at or after age 55, or upon early retirement with a reduction, at or after age 50 with 20 years of service.

With respect to pension rights accrued prior to 2010, Mr. Le Peuch and Mr. Biguet are eligible for normal retirement with no reduction, and Mr. Al Mogharbel and Mr. Merad are eligible for early retirement with a reduced pension. Since 2010, the benefit earned has been equal to 3.5% of admissible compensation regardless of an employee's years of service. Benefits earned on or after this date are payable upon normal retirement age, at or after age 60, or upon early retirement at or after age 55 with a reduced pension. With respect to pension rights accrued in 2010 or later, Mr. Le Peuch and Mr. Biguet are eligible for normal retirement with no reduction; Mr. Al Mogharbel and Mr. Merad will become eligible for normal retirement upon reaching age 60; and Mr. Al Mogharbel and Mr. Merad will become eligible for early retirement upon reaching age 55.



# Nonqualified Deferred Compensation

The following table and the discussion below provide information regarding nonqualified deferred compensation payable to our NEOs.

| Name | Plan Name | Executive Contributions in Last FY ($)[1] | Company Contributions in Last FY ($)[2] | Aggregate Earnings in Last FY ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE ($)[3] |
|---|---|---|---|---|---|---|
| O. Le Peuch | SLB Supplementary Plan | — | — | 10,191 | — | 123,275 |
| | International Staff Profit Sharing Plan | — | — | 197,756 | — | 1,862,297 |
| | Restoration Savings Plan | 961,430 | 336,501 | 1,430,247 | — | 9,936,095 |
| S. Biguet | SLB Supplementary Plan | — | — | 959 | — | 19,870 |
| | International Staff Profit Sharing Plan | — | — | 52,074 | — | 547,698 |
| | Restoration Savings Plan | 183,810 | 128,667 | 563,867 | — | 2,925,467 |
| K. Al Mogharbel | SLB Supplementary Plan | — | — | 22,081 | — | 210,668 |
| | International Staff Profit Sharing Plan | — | — | 99,175 | — | 933,949 |
| | Restoration Savings Plan | 191,265 | 191,265 | 661,689 | — | 4,185,286 |
| A. Merad | SLB Supplementary Plan | — | — | 404 | — | 3,850 |
| | International Staff Profit Sharing Plan | — | — | 157,876 | — | 689,847 |
| | Restoration Savings Plan | 106,116 | 141,488 | 283,693 | — | 1,279,533 |
| D. Ralston | Restoration Savings Plan | 242,663 | 113,243 | 256,705 | — | 992,637 |

(1) Represents a NEO's elective contributions to the Restoration Savings Plan of a portion of base salary and non-equity incentive plan compensation.
(2) Represents SLB's contributions to each NEO's SLB Supplementary Plan, International Staff Profit Sharing Plan, and Restoration Savings Plan accounts, as applicable, which amounts are also reported as 2024 "All Other Compensation" in the 2024 Summary Compensation Table.
(3) Represents each NEO's account balances for the SLB Supplementary Plan, International Staff Profit Sharing Plan, and Restoration Savings Plan, as applicable.

## Supplementary Benefit Plans

The Supplementary Plans provide eligible employees, including our NEOs, with certain non-tax-qualified defined contribution benefits that are not permissible under a tax-qualified plan due to Internal Revenue Code limits on (1) annual compensation that can be taken into account under the qualified plan and (2) annual benefits that can be provided under the qualified plan. These nonqualified plan benefits are credited with earnings and losses based on employee investment elections. An employee forfeits rights under the nonqualified plans if the employee terminates employment before completing four years of service, engages in certain dishonest acts, or has violated a confidentiality arrangement with us. These nonqualified plan benefits are paid in a lump-sum payment following the end of the year in which the employee terminates active service, or the employee can elect to receive payment in installments of five or ten years following the termination of service.

## International Staff Profit Sharing Plan

SLB maintains the International Staff Profit Sharing Plan which, through year-end 2023, provided for an annual employer contribution based on admissible compensation (base salary, geographical or rotational coefficient, as applicable, and cash incentive). Amounts allocated to the participants' accounts share in investment gains and/or losses of the trust fund and are generally distributed in a lump sum upon the satisfaction of certain conditions on termination of employment or, upon the employee's election, may be converted to additional pension rights under the International Staff Pension Plan. Effective January 1, 2024, SLB ceased to provide employer contributions to the International Staff Profit Sharing Plan. Benefits earned under the International Staff Profit Sharing Plan will be forfeited upon a determination by the International Staff Profit Sharing Plan's administrator that the employee's separation from service was due to circumstances of fraud or misconduct detrimental to us or any customer.

## Restoration Savings Plans

The Restoration Savings Plan, a nonqualified deferred compensation plan, provides certain defined contribution benefits for our NEOs and other eligible employees. The Restoration Savings Plan allows an eligible employee to defer compensation (and receive an associated employer match) that the employee cannot otherwise defer under a tax-qualified plan because of Internal Revenue Code limits on the amount of compensation that can be taken into account. STC maintains the STC Restoration Savings Plan with substantially identical terms as the Restoration Savings Plan.

An eligible employee may elect in advance to defer a percentage (from 1% to 50%) of admissible compensation (generally base salary and cash incentive) over the Internal Revenue Code annual compensation limits. We make matching contributions with respect to each employee's deferrals. For employees who participate in any SLB tax-qualified pension plan, the amount of the matching contribution equaled 50% of the first 6% deferred by the employee in 2024. For employees who do not participate in any SLB tax-qualified pension plan, the matching contribution was 100% of the first 6% deferred by the employee



in 2024. Effective January 1, 2024, SLB added for all Restoration Savings Plan participants: (1) an additional matching contribution equal to 50% of deferrals exceeding 6% up to 10%, and (2) a non-elective Company contribution of 2% of admissible compensation over the IRS limit. The match is made each payroll period and the non-elective Company contribution is made on an annual basis. Neither the match nor the non-elective Company contribution is contingent on SLB's profitability. Employees' accounts are credited with earnings based on their investment elections. All NEOs are 100% vested in their Restoration Savings Plan matching contributions and related earnings.

An employee's vested account balance is paid in a single lump sum (subject to tax withholding) following the participant's death, qualifying disability, retirement, or other qualifying termination of employment or, subject to certain limitations, the employee can elect to receive payment in installments of five or ten years following the termination of employment. However, employees forfeit all benefits under the plan if a determination is made that they have engaged in certain dishonest acts or violated a confidentiality arrangement with us. Payment to key employees is delayed six months following separation from service.

# Potential Payments Upon Termination or Change in Control

Our NEOs generally receive the same benefits as our other employees. As is the case with our other compensation arrangements, any differences are generally due to local (country-specific) requirements. In line with this practice, our NEOs do not have employment agreements, severance agreements, "golden parachutes," or change in control agreements. Our NEOs serve at the will of the Board, which enables SLB to terminate their employment using judgment as to the

necessity or terms of any severance arrangement and based on specific circumstances at the time they cease being executive officers.

All employees who receive equity awards, including our NEOs, are subject to the same terms and conditions in the event of a termination or change in control, except for certain stock options that were assumed in connection with our acquisition of Cameron International Corporation (**Cameron**), none of which are held by our NEOs.

## Termination of Employment

### PSUs and RSUs

If a NEO's employment with SLB terminates prior to an applicable vesting date, that NEO's PSUs and RSUs will be treated as follows:

| Reason for Termination of Employment | Vesting |
|---|---|
| Death or Disability | Full, immediate vesting of target number of PSUs and all unvested RSUs |
| Retirement or, with Compensation Committee approval, Early Retirement | Continued vesting of PSUs and RSUs on the regularly scheduled vesting dates, with the number of PSUs determined as if the holder's employment had not been terminated |
| With Compensation Committee approval, Special Retirement | Continued vesting of PSUs on the regularly scheduled vesting dates, with the number of PSUs determined as if the holder's employment had not been terminated; and no additional vesting of RSUs |
| Any other reason | No additional vesting; all outstanding PSUs and RSUs forfeited |

For these purposes, "retirement," "early retirement," "special retirement," and "disability" have the meanings assigned to those terms in the applicable PSU and RSU award agreements. The applicable date of "retirement," "early retirement," or "special retirement" takes into consideration the completion of any active employment period, including employment pursuant to our officer departure guidelines described on page 44.

### Stock Options

If a NEO's employment with SLB terminates, that NEO's outstanding options—all of which are vested—will be treated as follows:

| Reason for Termination of Employment | Post-Employment Exercise Period |
|---|---|
| Voluntary termination with SLB consent or termination by SLB other than for cause | Exercisable (to the extent exercisable at termination) at any time within three months after termination |
| Termination by SLB for cause | Vested and unvested options forfeited immediately |
| Retirement | Exercisable for 10 years from original grant date |
| Special Retirement | Exercisable (to the extent exercisable at termination) at any time during the 60-month period after termination due to retirement or during the remainder of the option period, whichever is shorter |
| Death or Disability | Exercisable at any time during the 60-month period after termination due to death or disability or during the remainder of the option period, whichever is shorter |



Notwithstanding the exercisability provisions described above, an option holder may forfeit the right to exercise stock options, and may have certain prior option exercises rescinded, if the option holder engages in "detrimental activity" within one year after termination of employment (or five years after termination of employment in the event of retirement or disability).

## Change in Control

Under our omnibus incentive plans, in the event of a merger, consolidation, acquisition of property or stock, separation, spinoff, reorganization, or liquidation (each a **Corporate Transaction**), our Board may, in its sole discretion, (i) provide for the substitution of a new award (or other arrangement) for or assumption of any award, (ii) provide for accelerated vesting of any awards, or (iii) decide to cancel any awards and deliver to the holders cash in an amount that our Board determines in its sole discretion is equal to the fair market value of such awards on the date of such event. However, no current agreement with respect to our outstanding RSUs, PSUs, and stock options currently provides for any definitive special treatment upon such a Corporate Transaction.

The following table sets forth the value of the unvested RSUs and PSUs (at target) and the intrinsic value of the unvested stock options held by each NEO as of December 31, 2024, that would become vested upon the occurrence of a Corporate Transaction, assuming that the Board elects to accelerate the vesting of RSUs, PSUs, and stock options as provided in the previous paragraph. Due to the various factors that could affect the nature and amount of any benefits provided upon these events, any amounts actually paid or distributed may be different. Factors that could affect these amounts include the time during the year of any such event, the price of SLB common stock, and SLB's achievement of any relevant performance metric.

| | Upon Corporate Transaction | |
|---|---|---|
| Name | Value of Unvested RSUs and PSUs (at Target) ($)[1] | Intrinsic Value of Unvested Options ($)[2] |
| O. Le Peuch | 30,910,053 | — |
| S. Biguet | 9,091,181 | — |
| K. Al Mogharbel | 9,091,181 | — |
| A. Merad | 9,062,579 | — |
| D. Ralston | 8,158,905 | — |

(1) Calculated by multiplying the December 31, 2024 closing price of our common stock ($38.34) by the number of outstanding, unvested RSUs and PSUs (at target) held by the executive as of that date.

(2) Reflects that the December 31, 2024 closing price of our common stock ($38.34) was lower than the exercise price of all stock options held by our NEOs as of that date.

## Retirement Plans

Our pension plans and nonqualified deferred compensation plans include the same terms and conditions for all participating employees in the event of a termination or change in control. The Restoration Savings Plan provides for accelerated payment of vested account balances within 30 days following a change in control as defined under Internal Revenue Code section 409A. Other than the Restoration Savings Plan, none of our nonqualified plans provide for the accelerated payment of benefits upon a change in control. For more information on these plans, see the Pension Benefits table and accompanying discussion beginning on page 52 and the Nonqualified Deferred Compensation table and accompanying discussion beginning on page 54.

The following table sets forth the amounts as of December 31, 2024 of benefit payments that would be accelerated under the Restoration Savings Plan upon a change in control.

| Name | Amount ($) |
|---|---|
| O. Le Peuch | 9,936,095 |
| S. Biguet | 2,925,467 |
| K. Al Mogharbel | 4,185,286 |
| A. Merad | 1,279,533 |
| D. Ralston | 992,637 |

## Retiree Medical

Subject to satisfying certain age, service, and contribution requirements, most U.S. employees, including NEOs in the United States, are eligible to participate in a retiree medical program. Generally, this program provides comprehensive medical, prescription drug, and vision benefits for retirees and their dependents until attaining age 65. The program also provides annual contributions to a health reimbursement arrangement that can be used to purchase medical coverage or Medicare supplemental coverage and other tax-deductible expenses.



# Equity Compensation Plan Information

The following table sets forth information as of December 31, 2024 for all equity compensation plans approved and not approved by our shareholders.

| Plan category | (a)<br>Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b)<br>Weighted-average exercise price of such outstanding options, warrants and rights ($)[1] | (c)<br>Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 21,962,990 | 69.14 | 19,768,854[2] |
| Equity compensation plans not approved by security holders[3] | 439,133 | 72.16 | — |
| Total | 22,402,123 | 69.20 | 19,768,854[2] |

(1) The weighted average price does not take into account shares issuable upon the vesting of outstanding PSUs or RSUs, which have no exercise price.
(2) Includes 483,934 shares of common stock issuable under the Directors Stock Plan at December 31, 2024.
(3) Consists solely of options that were assumed in connection with our 2016 acquisition of Cameron, none of which are held by our NEOs.

Equity compensation plans approved by our shareholders include the Directors Stock Plan, as amended and restated; the 2017 Incentive Plan; the 2013 SLB Omnibus Stock Incentive Plan, as amended and restated (the **2013 Incentive Plan**); the 2010 SLB Omnibus Stock Incentive Plan, as amended and restated (the **2010 Incentive Plan**); the French Sub Plan under the 2010, 2013 and 2017 SLB Omnibus Stock Incentive Plans, as amended and restated; the SLB Discounted Stock Purchase Plan, as amended and restated; the SLB 2008 Stock Incentive Plan, as amended and restated (the **2008 Incentive Plan**); and the SLB 2005 Stock Incentive Plan, as amended and restated (the **2005 Incentive Plan**). There are no securities issuable under the 2013 Incentive Plan, the 2010 Incentive Plan, the 2008 Incentive Plan or the 2005 Incentive Plan, other than shares of our common stock issuable upon the exercise of stock options currently outstanding.

# CEO Pay Ratio

Based on the methodology described below, our CEO's 2024 total compensation was 185 times that of our median employee.

Our pay ratio is affected by many factors, and may not be comparable to the pay ratios reported by other companies, even in the technology and energy services industries. For example, the following factors may affect the comparability of our pay ratio:

- our large global workforce, which may have significantly lower wages than a predominantly U.S.- or European-based workforce,
- varied methodologies for calculating total compensation for both the median employee and the CEO, which may include exclusions that SLB has elected not to make, and
- varied currency exchange rates.

To identify our median employee, we determined that, as of October 1, 2024, we had 102,542 employees working in 101 countries. This is the number of all employees on our different payroll systems as of that date, other than those employees of joint ventures whose salaries and compensation we do not set or control. In line with our global operations, we follow local market practices regarding pay levels and pay elements. In some cases, these local practices include paying relatively lower base salaries (upon conversion to U.S. dollars), plus additional compensation elements such as coefficients, housing, schooling, utilities, and other standard payments. We have excluded from our calculation of our median employee all employees located in the following countries, where either we have very few employees or where local pay practices diverge significantly from U.S. and European practices (all excluded employees collectively representing less than 5% of our total employees in 2024): Algeria, Bangladesh, Cameroon, Georgia, Indonesia, Libya, Nigeria, Pakistan, Philippines, South Sudan, Venezuela, and Yemen. After excluding these employees and for purposes of determining our median employee, we had 97,434 employees working in 89 countries. We did not make any cost-of-living adjustments when identifying our median employee.

A variety of pay elements comprise our employees' total compensation, including base salary, field bonuses, annual performance-based cash incentives, commissions, and other benefits. The incentive awards an employee is eligible for are based on his or her pay grade and reporting level, and are consistently applied across the company. Cash incentives, rather than equity, are the primary vehicle of incentive compensation for most of our employees. While all employees earn an annual base salary, not all receive cash incentive payments. Furthermore, fewer than 4% of our employees receive equity awards. Consequently, for purposes of applying a consistent compensation metric for determining our median employee, we selected annual base salary as the sole, and most appropriate, compensation element. We used the annual base salary of our employees as reflected in our human resources systems on October 1, 2024, excluding that of our CEO, in preparing our data set.

Using this methodology, we determined that our median employee was a full-time, salaried employee working in Australia as a Field Services Specialist, whose 2024 total compensation was $93,576. Our CEO's total compensation for 2024 was $17,310,864 (as reflected in the 2024 Summary Compensation Table).



# Pay vs. Performance Comparison

As discussed in the CD&A above, our Compensation Committee has implemented an executive compensation program designed to link a substantial portion of our NEOs' realized compensation to the achievement of SLB's financial, operational, and strategic objectives, and to align our executive pay with changes in the value of our shareholders' investments. The following table sets forth additional compensation information for our NEOs, calculated in accordance with SEC regulations, for fiscal years 2024, 2023, 2022, 2021, and 2020.

| Year | Summary Compensation Table Total for CEO ($)[1] | Compensation Actually Paid to CEO ($)[2] | Average Summary Compensation Table Total for Non-CEO NEOs ($)[3] | Average Compensation Actually Paid to Non-CEO NEOs ($)[2][3] | Total Shareholder Return | Peer Group Total Shareholder Return[4] | Net Income (Loss) ($) | Adjusted EBITDA ($)[5] |
|---|---|---|---|---|---|---|---|---|
| | | | | | Value of Initial Fixed $100 Investment Based on: | | (Stated in millions) | |
| 2024 | 17,310,864 | 2,751,129[6] | 5,650,820 | 1,470,258[7] | $106.48 | $111.15 | 4,579 | 9,070 |
| 2023 | 18,249,585 | 26,165,195 | 5,907,339 | 9,304,743 | $140.98 | $134.09 | 4,275 | 8,107 |
| 2022 | 15,713,757 | 39,478,899 | 5,087,891 | 17,341,223 | $142.09 | $146.82 | 3,492 | 6,462 |
| 2021 | 16,795,502 | 32,392,156 | 6,353,971 | 13,116,171 | $78.43 | $82.83 | 1,928 | 4,925 |
| 2020 | 5,650,084 | (10,610,514) | 6,081,217 | 2,190,708 | $56.19 | $63.45 | (10,486) | 4,313 |

(1) The dollar amounts reported are the amounts of total compensation reported for our CEO, Mr. Le Peuch, in the 2024 Summary Compensation Table for fiscal years 2024, 2023, 2022, 2021, and 2020. Mr. Le Peuch served as CEO for each of the years presented.

(2) The dollar amounts reported represent the amount of "compensation actually paid", as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amounts of compensation paid to our CEO or other NEOs during the applicable year, but also include (i) the year-end value of equity awards granted during the reported year, (ii) the change in the value of equity awards that were unvested at the end of the prior year, measured through the date the awards vested or were forfeited, or through the end of the reported fiscal year, and (iii) certain pension-related costs. For reconciliations of the "compensation actually paid" in 2024 to the "Total" compensation amounts for 2024 reported in the 2024 Summary Compensation Table (**SCT**) on page 49 of this proxy statement, see footnotes (6) and (7) below.

(3) For 2024 and 2023, reflects average compensation information for our NEOs, other than our CEO, as described in the CD&A of this proxy statement. For 2022, reflects average compensation information for Mr. Al Mogharbel, Mr. Biguet, Mr. Merad, and Ms. Ralston, as well as Ashok Belani, SLB's former EVP, New Energy. For 2021, reflects average compensation information for Mr. Al Mogharbel and Mr. Biguet, as well as Mr. Belani and Hinda Gharbi, SLB's former EVP, Services and Equipment. For 2020, reflects average compensation information for Mr. Al Mogharbel and Mr. Biguet, as well as Mr. Belani, Ms. Gharbi, and Simon Ayat, SLB's former EVP and Chief Financial Officer.

(4) Reflects cumulative total shareholder return of the Philadelphia Oil Services Sector (**OSX**) index, as of December 31, 2024, weighted according to the constituent companies' market capitalization at the beginning of each period for which a return is indicated. The OSX is the peer group used by SLB for purposes of Item 201(e) of Regulation S-K under the Exchange Act in our 2024 Annual Report.

(5) Adjusted EBITDA represents income before taxes, excluding charges and credits, depreciation and amortization, interest expense, and interest income. Adjusted EBITDA is a non-GAAP measure. See Appendix A for reconciliations of non-GAAP measures to their most comparable GAAP measures.

(6) To calculate the amount of "compensation actually paid" to our CEO for 2024, the following amounts were deducted from and added to (as applicable) our CEO's "Total" compensation as reported in the SCT:

| Year | Summary Compensation Table Total for CEO ($) | Reported Value of Equity Awards for CEO ($)[a] | Equity Award Adjustments for CEO ($)[b] | Reported Change in the Actuarial Present Value of Pension Benefits for CEO ($)[c] | Pension Benefit Adjustments for CEO ($)[d] | Compensation Actually Paid to CEO ($) |
|---|---|---|---|---|---|---|
| 2024 | 17,310,864 | (12,374,997) | (1,539,594) | (819,155) | 174,011 | 2,751,129 |

(a) Represents the grant date fair value of the equity awards to our CEO in 2024, as reported in the "Stock Awards" column in the SCT.

(b) Represents the year-over-year change in the fair value of equity awards to our CEO, as itemized in the table below. No awards vested in the year they were granted.

| Fair Value of Equity Awards for CEO | ($) |
|---|---|
| As of year-end for awards granted during 2024 | 11,388,119 |
| Year-over-year decrease of unvested awards granted in prior years | (12,214,442) |
| Decrease from prior fiscal year-end for awards that vested during 2024 | (713,270) |
| **Total Equity Award Adjustments** | **(1,539,594)** |

(c) Represents the change in 2024 in the actuarial present value of our CEO's accumulated benefit under all benefit and actuarial pension plans in which he participates, as reported in the "Change in Pension Value & Nonqualified Deferred Compensation Earnings" column in the SCT.

(d) Represents the actuarially determined service cost for services rendered in 2024 under all benefit and actuarial pension plans in which our CEO participates.



(7) To calculate the amount of average "compensation actually paid" to our NEOs other than our CEO for 2024, the following amounts were deducted from and added to (as applicable) the average of the "Total" compensation of our non-CEO NEOs as reported in the SCT:

| Year | Average Summary Compensation Table Total for Non-CEO NEOs ($) | Average Reported Value of Equity Awards for Non-CEO NEOs ($)(w) | Average Equity Award Adjustments for Non-CEO NEOs ($)(x) | Average Reported Change in the Actuarial Present Value of Pension Benefits for Non-CEO NEOs ($)(y) | Average Pension Benefit Adjustments for Non-CEO NEOs ($)(z) | Average Compensation Actually Paid to Non-CEO NEOs ($) |
|---|---|---|---|---|---|---|
| 2024 | 5,650,820 | (3,574,939) | (418,278) | (237,681) | 50,336 | 1,470,258 |

(w) Represents the average of the grant date fair value of the equity awards to our non-CEO NEOs in 2024, as reported in the "Stock Awards" column in the SCT.

(x) Represents the average of the year-over-year change in the fair value of equity awards to our non-CEO NEOs, as itemized in the table below. No awards vested in the year they were granted.

| Fair Value of Equity Awards for Non-CEO NEOs | ($) |
|---|---|
| As of year-end for awards granted during 2024 | 3,289,850 |
| Year-over-year decrease of unvested awards granted in prior years | (3,485,669) |
| Decrease from prior fiscal year-end for awards that vested during 2024 | (222,459) |
| **Total Equity Award Adjustments** | **(418,278)** |

(y) Represents the average change in 2024 in the actuarial present value of the accumulated benefits to our non-CEO NEOs under all benefit and actuarial pension plans in which they participate, as reported in the "Change in Pension Value & Nonqualified Deferred Compensation Earnings" column in the SCT.

(z) Represents the actuarially determined service cost for services rendered in 2024 under all benefit and actuarial pension plans in which our non-CEO NEOs participate.

# Pay-for-Performance Alignment

The following table identifies the five most important financial performance measures used by our Compensation Committee to link the "compensation actually paid" (**CAP**) to our CEO and other NEOs in 2024, calculated in accordance with SEC regulations, to company performance. The role of each of these performance measures on our NEOs' compensation is discussed in the CD&A above.

| Financial Performance Measures |
|---|
| Adjusted EBITDA |
| Free Cash Flow |
| Free Cash Flow Margin |
| Return on Capital Employed |
| Total Shareholder Return |

The charts on the following page reflect that the CAP over the five-year period ended December 31, 2024 generally aligns to trends in SLB's TSR, net income, and adjusted EBITDA results over the same period. In addition, the chart titled "CAP vs. Total Shareholder Return (SLB and OSX)" reflects that SLB's TSR over this five-year period aligns closely to OSX TSR over the same period. In 2020, the negative CAP for Mr. Le Peuch resulted primarily because he was not granted an LTI award in 2020 and was also impacted by stock price depreciation. In 2021, CAP for our CEO and other NEOs was primarily impacted by SLB's share price appreciation of 43%. In 2022, CAP for our CEO and other NEOs was primarily impacted by SLB's share price appreciation of 70%, partially offset by performance of unvested PSUs. For 2023, CAP for our CEO declined primarily because Mr. Le Peuch did not have any stock awards vest in 2023, and CAP for our other NEOs declined primarily as a result of SLB's share price performance as compared to the prior year. In 2024, CAP for our CEO and other NEOs was primarily impacted by SLB's share price depreciation.











# ITEM 3. Approval of Financial Statements and Dividends

Following completion of the audit procedures performed by PwC, we are asking you to approve the following financial statements that are included in our 2024 Annual Report:

- our consolidated balance sheet at December 31, 2024;
- our consolidated statement of income for the year ended December 31, 2024; and
- the declarations of dividends by our Board in 2024.

You should refer to our 2024 Annual Report in considering this agenda item.

 **The Board of Directors recommends a vote FOR this Item 3.**

 

# ITEM 4. Ratification of Appointment of Independent Auditors for 2025

PwC has been selected by our Audit Committee as the independent registered public accounting firm to audit SLB's annual financial statements for the year ending December 31, 2025. Although ratification is not required by our bylaws or otherwise, as a matter of good corporate governance, we are asking you to ratify, on an advisory basis, the appointment of PwC as our independent auditor for the year ending December 31, 2025. If the appointment is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm.

A representative of PwC is expected to attend our 2025 AGM, and will be available to respond to appropriate questions.

 **The Board of Directors recommends a vote FOR this Item 4.**

## Fees Paid to PwC

PwC has billed SLB the fees set forth in the table below for:

- the audit of SLB's 2024 and 2023 annual financial statements and reviews of SLB's quarterly financial statements and other audit services, and
- the other services described below that were billed in 2024 and 2023.

| | Year Ended December 31, | |
|---|---|---|
| (Stated in thousands) | 2024 | 2023 |
| Audit Fees[1] | $ 18,734 | $ 15,501 |
| Audit-Related Fees[2] | 834 | 951 |
| Tax Fees[3] | 2,318 | 3,648 |
| All Other Fees[4] | 19 | — |
| **Total** | $ 21,905 | $ 20,099 |

(1) Includes fees for integrated and statutory audits.
(2) Consists of fees for employee benefit plan audits and other audit-related items.
(3) Consists of fees for tax compliance, tax planning, and other permitted tax services.
(4) Consists of fees for permitted advisory services.

When evaluating PwC's independence, the Audit Committee considers PwC's provision of all services not related to the audit of our annual financial statements and reviews of our interim financial statements.

## Audit Committee's Pre-Approval Policy and Procedures

The Audit Committee has a policy to pre-approve all services provided to Schlumberger Limited and its subsidiaries by SLB's independent registered public accounting firm. The Audit Committee has adopted a schedule for annual approval of the audit and related audit plan, as well as approval of other anticipated audit-related services; anticipated tax compliance, tax planning, and tax advisory services; and other anticipated services. In addition, the Audit Committee (or an authorized committee member acting under delegated authority of the Audit Committee) will consider any proposed services not approved as part of this annual process. For 2024 and 2023, all audit and non-audit services were pre-approved by the Audit Committee.

## Shareholder Feedback

At our 2024 AGM, the proposal to ratify the appointment of PwC as our independent auditor for 2024 received the support of 93% of the votes cast. In selecting PwC as SLB's independent auditor for 2025, the Audit Committee considered this substantial support of our shareholders, as well as PwC's significant experience auditing SLB's complex global accounts and the regulatory requirement that the PwC lead engagement partner rotate every five years.



# Audit Committee Report

During 2024, the Audit Committee periodically reviewed and discussed SLB's consolidated financial statements with Company management and PwC, SLB's independent registered public accounting firm, including matters raised by PwC pursuant to applicable Public Company Accounting Oversight Board (**PCAOB**) requirements. The Audit Committee also discussed with Company management and PwC the evaluation of SLB's reporting and internal controls undertaken in connection with certifications made by SLB's Chief Executive Officer and Chief Financial Officer in SLB's periodic SEC filings pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee also reviewed and discussed such other matters as it deemed appropriate, including SLB's compliance with Section 404 and other relevant provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed to be adopted by the SEC and the NYSE.

The Audit Committee also reviewed with PwC the matters required to be discussed by the independent registered public accounting firm with the Audit Committee under applicable requirements of the PCAOB and the SEC.

PwC provided the Audit Committee with the required PCAOB disclosures and letters concerning its independence with respect to the Company, and the Audit Committee discussed PwC's independence with them.

Based on the foregoing reviews and discussions, the Audit Committee recommended that the Board include the audited consolidated financial statements in SLB's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on January 22, 2025.

**Submitted by the Audit Committee of the SLB Board of Directors**



Patrick de La Chevardière, Chair



Samuel Leupold



Jeff Sheets



Ulrich Spiesshofer



# ITEM 5. Approval of the Amendment and Restatement of the SLB Discounted Stock Purchase Plan

## Proposal

We are requesting that our shareholders vote in favor of approving an amendment and restatement of the SLB Discounted Stock Purchase Plan (**DSPP**), which would increase the number of shares available for purchase under the DSPP by 24 million shares.

Our Board approved the proposed amendment and restatement of the DSPP effective as of January 16, 2025, subject to shareholder approval. No other substantive changes are being made to the DSPP.

## Required Vote

A majority of the votes cast is required to approve this Item 5.

*Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.*

 **The Board of Directors recommends a vote FOR this Item 5.**

## Summary of the DSPP

The following summary of the material features of the DSPP is subject to the specific provisions contained in the full text of the DSPP set forth as Appendix B. The specific amendments proposed to be made to the DSPP are marked within Appendix B.

## Plan History

Our Board and our shareholders originally approved the DSPP in 1988. In 1998, 2010, 2013, 2017, and 2021, we amended and restated the DSPP with the approval of our shareholders. The DSPP was amended and restated in 2021 to increase the number of shares authorized for issuance under the DSPP by 20,000,000. The DSPP was further amended and restated in 2022 to change the discounted purchase price from 92.5% to 85%, as described under "—Key Terms—Purchase Price" on the following page.

## Purpose of the DSPP

The DSPP is designed to encourage and assist all employees of SLB and its subsidiaries to acquire an equity interest in SLB through the purchase of our common stock. The DSPP is intended to constitute an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

## What Changes Are Proposed?

The proposed amendment and restatement would allow an additional 24 million shares to be granted pursuant to the DSPP, in order that a sufficient number of shares will be available under the DSPP for future purchase periods.

A total of 1,634,331 shares remained available for purchase under the DSPP as of January 31, 2025. If the proposed amendment and restatement is approved, an aggregate of 25,634,331 shares will be available for purchase under the DSPP.



## Administration

The DSPP is administered by a committee of at least three persons (the **DSPP Committee**). The DSPP Committee has the full power and authority to:

- employ and compensate agents for the purpose of administering the accounts of participating employees;
- construe and interpret the DSPP;
- determine all questions of eligibility;
- compute the amount and determine the manner and time of payment of all benefits; and
- amend the DSPP to make changes necessary to comply with the Internal Revenue Code or other changes that do not significantly increase costs or reduce benefits under the DSPP.

## Key Terms

The following is a summary of the key provisions of the DSPP.

| | |
|---|---|
| *Eligible Participants* | All employees of SLB (including officers) and its subsidiaries (connected to SLB by at least a 50% ownership chain) are eligible to participate in the DSPP, except as described below under "Ineligible Participants." As of January 1, 2025, approximately 94,650 employees were eligible to participate in the DSPP. |
| *Ineligible Participants* | The following employees are not eligible to participate in the DSPP (unless otherwise required by applicable law):<br><br>• employees who would, immediately upon enrollment in the DSPP, own, directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of our stock or our subsidiaries' stock;<br><br>• employees who are customarily employed by us fewer than twenty hours per week or fewer than five months in any calendar year; and<br><br>• employees who are prohibited by the laws and regulations of the nation of their residence or employment from participating in the DSPP, as determined by the DSPP Committee. |
| *Shares Available for Purchase Under the DSPP* | 1,634,331 shares remained available for purchase under the DSPP as of January 31, 2025. If the proposed amendment and restatement is approved, an additional 24 million shares will be newly approved for purchase, and an aggregate of 25,634,331 shares will be available for purchase under the DSPP.<br><br>As of January 31, 2025, the mean of the high and low sales prices of SLB common stock on the New York Stock Exchange was $40.57 per share. |
| *Purchase Periods* | There are two purchase periods each calendar year: January 1 to June 30 and July 1 to December 31. |
| *Purchase Price* | The cost to a participant for shares of our common stock purchased during a purchase period is equal to 85% of the lower of:<br><br>• the fair market value of a share of our common stock on the grant date (the first trading day of a purchase period or such other trading day determined by the DSPP Committee); and<br><br>• the fair market value of a share of our common stock on the purchase date (the last trading day of a purchase period or such other trading day determined by the DSPP Committee).<br><br>"Fair market value" is determined by averaging the highest and lowest composite sale prices per share of our common stock on the New York Stock Exchange on a date. |
| *Method of Payment* | Each DSPP participant may make contributions through payroll deductions from one to ten percent of his or her eligible compensation. A participant's contributions, together with interest on such contributions, if interest is credited in the discretion of the DSPP Committee, are used to purchase shares of common stock at the end of each purchase period.<br><br>If a participant's contributions during a purchase period exceed $10,625, or if the purchase of shares with such allocations would exceed the share limitations discussed above under "Shares Available for Purchase Under the DSPP," such excess amounts will be refunded to the participant as soon as administratively feasible. A participant may not purchase shares of our common stock under the DSPP having a fair market value in excess of $25,000 per year. |



| | |
|---|---|
| *Maximum Number of Shares* | On the first trading day of a purchase period, the maximum number of shares that may be purchased by a participant in that purchase period will be determined by dividing $12,500 by the fair market value of a share on that date. |
| *Withdrawal of Shares* | A participant may elect to withdraw previously purchased shares held in his or her account at any time (without withdrawing from the DSPP). |
| *Termination of Rights to Participate in the DSPP* | The right to participate in the DSPP terminates immediately when a participant ceases to be employed by us for any reason (including death, unpaid disability or when the participant's employer ceases to be a subsidiary) or the participant otherwise becomes ineligible or withdraws his or her contributions from the DSPP. |
| *Modification and Termination of the DSPP* | Subject to limited exceptions, the Board may amend or terminate the DSPP at any time, subject to the DSPP Committee's ability to make amendments for compliance or other purposes that do not result in increased costs or reduce benefits under the DSPP. No amendment will be effective unless within one year after it is adopted by the Board it is approved by the holders of a majority of the votes cast at a meeting if such amendment would otherwise cause the rights granted under the DSPP to purchase shares of our common stock to fail to meet the requirements of Section 423 of the Internal Revenue Code. Section 423 currently requires shareholder approval of a plan amendment that would (1) change the number of shares subject to the DSPP, or (2) change the class of employees eligible to participate in the DSPP. |

## U.S. Federal Income Tax Consequences to SLB and to Participants

The following discussion of tax consequences relates only to U.S. federal income tax matters. The tax consequences of participating in the DSPP may vary according to country of participation. Also, the tax consequences of participating in the DSPP may vary with respect to individual situations and it should be noted that income tax laws, regulations and interpretations thereof change frequently. Participants should rely upon their own tax advisors for advice concerning the specific tax consequences applicable to them, including the applicability and effect of state, local and non-U.S. tax laws.

The DSPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Amounts withheld from pay under the DSPP are taxable income to participants in the year in which the amounts otherwise would have been received, but the participants will not be required to recognize additional income for federal income tax purposes either at the time the employee is deemed to have been granted a right to purchase common stock (on the first day of a purchase period) or when the right to purchase common stock is exercised (on the last day of the purchase period).

If the participant holds the common stock purchased under the DSPP for at least two years after the first day of the purchase period in which the common stock was acquired (the **Enrollment Date**) and for at least one year after the date that the common stock is purchased (the **Exercise Date**), when the participant disposes of the common stock, he or she will recognize as ordinary income an amount equal to the lesser of:

- the excess of the fair market value of the common stock on the date of disposition over the price paid for the common stock; or
- the fair market value of the common stock on the Enrollment Date multiplied by the original 15% discount.

If the participant disposes of the common stock within two years after the Enrollment Date or within one year after the Exercise Date, he or she will recognize ordinary income equal to the fair market value of the common stock on the Exercise Date in which the common stock was acquired less the amount paid for the common stock. The ordinary income recognition pertains to any disposition of common stock acquired under the DSPP (such as by sale, exchange or gift).

Upon disposition of the common stock acquired under the DSPP, any gain realized in excess of the amount reported as ordinary income will be reportable by the participant as a capital gain, and any loss will be reportable as a capital loss. Capital gain or loss will be long term if the employee has satisfied the holding periods requirement described above or, in any event, if the employee has held the common stock for at least one year. Otherwise, the capital gain or loss will be short term. If the participant satisfies the statutory holding periods, described above, for common stock purchased under the DSPP, we will not receive any deduction for federal income tax purposes. If the participant does not satisfy the holding periods, we will be entitled to a deduction in an amount equal to the amount that is considered ordinary income taxable to the participant. We are entitled to a compensation expense deduction under Section 162 of the Internal Revenue Code only to the extent that ordinary income is realized by the participant as a result of a disqualifying disposition.



## Plan Benefits

Because participation in the DSPP is voluntary and because we are unable to predict the future value of our common stock, we cannot currently determine the benefits or amounts that will be received in the future by any person or group under the DSPP. The following table sets forth the number of shares purchased under the DSPP from 2021 (the year in which the DSPP was last approved by our shareholders) through 2024 by our NEOs and the specified groups set forth below.

| Name | Purchases Under DSPP 2021 through 2024 | |
|---|---|---|
| | Dollar Value ($) | Number of Shares |
| Olivier Le Peuch<br>Chief Executive Officer | — | — |
| Stephane Biguet<br>Executive Vice President and Chief Financial Officer | — | — |
| Khaled Al Mogharbel<br>Executive Vice President, Geographies | — | — |
| Abdellah Merad<br>Executive Vice President, Core Services and Equipment | 49,435 | 1,352 |
| Dianne Ralston<br>Chief Legal Officer and Secretary | — | — |
| All executive officers as a group (13 persons) | 546,289 | 17,735 |
| All non-employee directors and director nominees as a group (10 persons) | — | — |
| Each associate of the above-mentioned executive officers, directors and director nominees | — | — |
| Each other person who received or is to receive 5% of such options, warrants or rights | — | — |
| All employees as a group, excluding executive officers | 725,244,649 | 22,407,099 |



# Information About the Meeting

| Meeting Date: | Wednesday, April 2, 2025 |
|---|---|
| Place: | Renaissance Wind Creek Curaçao Resort<br>1 Baden Powellweg<br>Willemstad, Curaçao |
| Time: | 9:00 a.m. Curaçao time |
| Record Date: | February 5, 2025 |

This proxy statement is first being made available to our shareholders on or about February 20, 2025. It is furnished in connection with the solicitation of proxies by the SLB Board of Directors to be voted during the 2025 AGM and at any postponement or adjournment of the 2025 AGM.

To be admitted to the meeting, shareholders of record and beneficial owners as of the close of business on February 5, 2025 must present a passport or other government-issued identification with a photograph and, for beneficial owners, proof of ownership as of February 5, 2025, such as the Notice of Internet Availability, and/or the top half of the proxy card or voting instruction card that was sent to you with this proxy statement.

The Chairperson of the meeting will determine the procedures for conducting the meeting and will limit the meeting to those matters properly brought by or at the direction of our Board or properly presented by a shareholder.

## Proxy Materials are Available on the Internet

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our 2025 AGM. On February 20, 2025, we mailed a Notice of Internet Availability to certain of our shareholders with instructions on how to access the proxy materials online and vote online or by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

## Proxies

Shares cannot be voted at the meeting unless the owner of record is present in person or is represented by proxy. SLB is incorporated in Curaçao and, in accordance with Curaçao law, meetings of shareholders are held in Curaçao. Because many shareholders cannot personally attend the meeting, it is necessary that a large number be represented by proxy.

## Record Date

Each shareholder of record at the close of business on the record date, **February 5, 2025**, is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on, with respect to each share registered in that shareholder's name. A shareholder of record is a person or entity who held shares on the record date registered in that shareholder's name on the records of Computershare Trust Company, N.A. (**Computershare**), SLB's stock transfer agent. On the record date, February 5, 2025, there were 1,359,855,277 shares of SLB common stock outstanding and entitled to vote. Persons who held shares on the record date through a broker, bank, or other nominee are referred to as beneficial owners.

## Quorum

Holders of at least one-half of the outstanding shares entitled to vote at the 2025 AGM must be present in person or represented by proxy to constitute a quorum to take any action at the meeting. Abstentions and broker non-votes will be considered as present for quorum purposes, as discussed under "—Effect of Broker Non-Votes and Abstentions." If a quorum is not present at the meeting, the Board may call a second general meeting of shareholders, at which the quorum requirement will not apply.

## Votes Required to Adopt Proposals

To be elected, director nominees must receive a majority of the votes cast, which means the number of votes cast FOR a director nominee must exceed the number of votes cast AGAINST that nominee. Approval of each of the other matters on the agenda also requires the affirmative vote of the majority of the votes cast (excluding any abstentions).

## Important Voting Information for Beneficial Owners

If your SLB shares are held for you in "street name"—which means you own your shares through a brokerage, bank, or other institutional account—then you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to SLB. If you do not provide voting instructions, your shares may not be represented or voted at the meeting, as discussed under "—Effect of Broker Non-Votes and Abstentions."



## Effect of Broker Non-Votes and Abstentions

Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in routine matters vote the shares in their discretion (such as Items 3 and 4 in this proxy statement), but they are not permitted to vote on the other, non-routine matters unless you provide voting instructions, resulting in a "broker non-vote" for the matters on which a broker does not vote. Abstentions occur when you abstain or instruct your broker to abstain from voting on a particular matter instead of voting for or against the matter. Abstentions and broker non-votes will be considered as present for quorum purposes, but they are not considered as votes cast and will not be counted in determining the outcome of the vote on the election of directors or on any of the other proposals on non-routine matters.

## How to Cast Your Vote

Shareholders with shares registered in their names with Computershare may authorize a proxy:

 **By Internet**
*www.proxypush.com/SLB*

 **By Telephone**
(866) 240-5191

 **By Mail**
Sign, date, and mail your proxy card

The internet and telephone voting facilities for shareholders of record will close at 11:59 p.m. Eastern time on Tuesday, April 1, 2025. The internet and telephone voting procedures have been designed to authenticate shareholders and to allow you to vote your SLB shares and to confirm that your instructions have been properly recorded.

Many banks, brokerage firms, and other nominees participate in programs that also permit beneficial owners to direct their vote by the internet or telephone. If you are a beneficial owner whose shares are held in an account at a bank, brokerage firm, or other nominee that participates in such a program, you may direct the vote of those shares by the internet or telephone by following the instructions on any voting instruction form or electronic voting instructions that you receive from your bank, brokerage firm or other nominee.

All shares entitled to vote at the 2025 AGM and represented at the meeting by properly executed, unrevoked proxies will be voted at the meeting in accordance with your instructions. If you are a shareholder with shares registered in your name with Computershare and you submit a properly executed proxy card or indicate your voting preference via phone or internet but do not direct how to vote on certain items, the persons named as proxies will vote as the Board recommends on each such proposal.

## Changing Your Vote or Revoking Your Proxy

If you are a shareholder of record, you can change your vote or revoke your proxy at any time by timely delivering a properly executed, later-dated proxy (including an internet or telephone vote by April 1, 2025) or by voting by ballot at the 2025 AGM. If you hold shares through a bank, broker, or other nominee, you must follow the instructions of your bank, broker, or other nominee to change or revoke your voting instructions.

## Soliciting Proxies

SLB will pay the cost of furnishing proxy materials to all shareholders and of soliciting proxies. We have retained D.F. King & Co., Inc. to assist in the solicitation of proxies for a fee estimated at $17,900 plus reasonable expenses. SLB directors, officers, and employees may also solicit proxies for no additional compensation. We will reimburse brokerage firms, fiduciaries, and custodians for their reasonable expenses in forwarding the solicitation material to beneficial owners.

## Duplicate Mailings

When a shareholder owns shares in more than one account, or when shareholders live at the same address, duplicate mailings may result. If you receive duplicate reports, you can help support SLB's sustainability goals and eliminate added expense by requesting that only one copy be sent. To eliminate duplicate mailings, contact Computershare at the following address:

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
+ 1 (877) 745-9341
+ 1 (781) 575-2707

We will promptly deliver, upon written or oral request to the address or telephone number above by shareholders at a shared address to which a single copy of the documents was delivered, a separate copy of this proxy statement and the 2024 Annual Report.

## Shareholder Proposals at 2026 AGM

In order for a shareholder proposal to be considered for inclusion in the proxy statement for our 2026 AGM pursuant to Rule 14a-8 of the Exchange Act, or for director nominations to be included pursuant to SLB's proxy access bylaw provisions, such proposals or notice of nominations must be received by the Secretary of the Company, 5599 San Felipe, Houston, Texas 77056, no later than October 23, 2025, and, in the case of a proxy access nomination, no earlier than September 23, 2025.

For shareholder proposals to be introduced for consideration at our 2026 AGM other than pursuant to Rule 14a-8 and for shareholder candidates to be nominated for election as directors other than pursuant to our proxy access bylaw provisions, notice must be delivered to the Secretary of the Company at our executive offices in Houston, Texas, not later than 90 days nor earlier than 120 days before the first anniversary of the date of the 2025 AGM. Accordingly, any such notice must be received no earlier than December 3, 2025, and no later than January 2, 2026, and must otherwise satisfy the requirements of our bylaws. Under the rules of the Exchange Act, we may use discretionary authority to vote with respect to any proposal not included in our proxy materials that is properly presented by a shareholder in person at the 2026 AGM if the shareholder making the proposal fails to meet these deadlines or fails to satisfy the requirements of Rule 14a-4 under the Exchange Act.



Further, to comply with the SEC's universal proxy rules, if a shareholder intends to solicit proxies in support of director nominees submitted under these advance notice provisions, then we must receive proper written notice including all information required by Rule 14a-19 under the Exchange Act, delivered to the Secretary of the Company at our executive offices in Houston, Texas, by February 1, 2026 (or, if the 2026 AGM is called for a date that is more than 30 days before or more than 30 days after such anniversary date, then notice must be provided not later than the close of business on the later of the 60th day prior to the 2026 AGM or the 10th day following the date on which public announcement of the 2026 AGM is made). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our bylaws.

## Other Business

As of February 20, 2025, we know of no other business that will be presented at the 2025 AGM other than the matters described in this proxy statement. If any additional matters are properly presented at the meeting, we intend to vote the enclosed proxy in accordance with the discretion of the persons named in the proxy.

Please sign, date, and return the accompanying proxy in the enclosed envelope at your earliest convenience.

By order of the Board of Directors,

*Dianne B. Ralston*

**Dianne B. Ralston**

*Chief Legal Officer and Secretary*

Houston, Texas

February 20, 2025

# Appendix A

## Non-GAAP Financial Measures

This proxy statement includes non-GAAP financial measures, including free cash flow, free cash flow margin, adjusted EBITDA, and adjusted EBITDA margin. These non-GAAP financial measures are used by SLB management as performance metrics when determining incentive compensation for our executive officers. Below are reconciliations of these non-GAAP financial measures to the comparable GAAP measures.

### Free Cash Flow

Free cash flow represents cash flow from operations less capital expenditures, Asset Performance Solutions (**APS**) investments, and exploration data costs capitalized. Management believes that free cash flow is an important liquidity measure for the Company and that it is useful to investors and management as a measure of SLB's ability to generate cash. Once business needs and obligations are met, this cash can be used to reinvest in the Company for future growth or to return to shareholders through dividend payments or share repurchases. Free cash flow does not represent the residual cash flow available for discretionary expenditures. Free cash flow is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, cash flow from operations.

|  | | 2024 | | 2023 | | 2022 |
|---|---|---|---|---|---|---|
| Cash flow from operations | $ | **6,602** | $ | 6,637 | $ | 3,720 |
| Capital expenditures | | **(1,931)** | | (1,939) | | (1,618) |
| APS investments | | **(483)** | | (507) | | (587) |
| Exploration data capitalized | | **(198)** | | (153) | | (97) |
| Free cash flow | $ | **3,990** | $ | 4,038 | $ | 1,418 |

*(Stated in millions)*

### Free Cash Flow Margin

Free cash flow margin is calculated as free cash flow divided by revenue. Free cash flow margin measures how efficiently SLB converts revenue into free cash flow, and is an indicator of capital efficiency. For the three-year period from January 1, 2022 through December 31, 2024, free cash flow margin of 9.7% was calculated based on SLB's cumulative, three-year free cash flow of $9.446 billion (reflected in the table above), divided by SLB's cumulative, three-year revenue of $97.515 billion (comprising $36.289 billion for 2024, $33.135 billion for 2023, and $28.091 billion for 2022).

### Adjusted EBITDA

Adjusted EBITDA represents income before taxes, excluding charges and credits, depreciation and amortization, interest expense, and interest income. Management believes that adjusted EBITDA is an important profitability measure for SLB and that it provides useful perspective on SLB's underlying business results and operating trends, and a means to evaluate SLB's operations period over period. Adjusted EBITDA is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP.

|  | | 2024 | | 2023 | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net income (loss) attributable to SLB | $ | **4,461** | $ | 4,203 | $ | 3,441 | $ | 1,881 | $ | (10,518) |
| Net income attributable to noncontrolling interests | | **118** | | 72 | | 51 | | 47 | | 32 |
| Tax expense (benefit) | | **1,094** | | 1,007 | | 779 | | 446 | | (812) |
| Income (loss) before taxes | $ | **5,672** | $ | 5,282 | $ | 4,271 | $ | 2,374 | $ | (11,298) |
| Charges & credits (details below) | | **541** | | 110 | | (347) | | (65) | | 12,515 |
| Depreciation and amortization | | **2,519** | | 2,312 | | 2,147 | | 2,120 | | 2,566 |
| Interest expense | | **512** | | 503 | | 490 | | 529 | | 563 |
| Interest income | | **(174)** | | (100) | | (99) | | (33) | | (33) |
| Adjusted EBITDA | $ | **9,070** | $ | 8,107 | $ | 6,462 | $ | 4,925 | $ | 4,313 |

*(Stated in millions)*



## Adjusted EBITDA Margin

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue. For full-year 2024, adjusted EBITDA margin of 25.0% was calculated based on adjusted EBITDA of $9.070 billion divided by revenue of $36.289 billion. For full-year 2023, adjusted EBITDA margin of 24.5% was calculated based on adjusted EBITDA of $8.107 billion divided by revenue of $33.135 billion.

### *Charges & Credits*

|  |  | 2024 |  | 2023 |  | 2022 |  | 2021 |  | 2020 |
|---|---|---|---|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |  |  |  | (Stated in millions) |
| Workforce reductions | $ | 237 | $ | — | $ | — | $ | — | $ | 1,286 |
| Merger & integration |  | 166 |  | 56 |  | — |  | — |  | — |
| Asset impairments |  | 162 |  | — |  | — |  | — |  | 10,708 |
| Gain on sale of investment |  | (24) |  | — |  | — |  | — |  | — |
| Argentina devaluation |  | — |  | 90 |  | — |  | — |  | — |
| Gain on sale of Liberty shares |  | — |  | (36) |  | (325) |  | (28) |  | — |
| Gain on Arabian Drilling Company equity investment |  | — |  | — |  | (107) |  | — |  | — |
| Repurchase of bonds |  | — |  | — |  | (11) |  | — |  | 40 |
| Loss on Blue Chip Swap transactions |  | — |  | — |  | 139 |  | — |  | — |
| Gain on sale of real estate |  | — |  | — |  | (43) |  | — |  | — |
| Loss on early repayment of bonds |  | — |  | — |  | — |  | 10 |  | — |
| Unrealized gain on marketable securities |  | — |  | — |  | — |  | (47) |  | (39) |
| Costs associated with exiting certain activities |  | — |  | — |  | — |  | — |  | 205 |
| Postretirement benefits curtailment gain |  | — |  | — |  | — |  | — |  | (69) |
| Facility exit charges |  | — |  | — |  | — |  | — |  | 254 |
| Gain on sale of OneStim |  | — |  | — |  | — |  | — |  | (104) |
| Other |  | — |  | — |  | — |  | — |  | 234 |
| **Total Charges & (Credits)** | $ | **541** | $ | 110 | $ | (347) | $ | (65) | $ | 12,515 |



# Appendix B

[As proposed to be amended April 2, 2025. Deletions are marked as stricken text and additions are marked with a double underline.]

## ~~Schlumberger~~ SLB Discounted Stock Purchase Plan

(As amended and restated effective as of ~~July 1, 2022~~January 16, 2025)

### 1. Purpose

The ~~Schlumberger~~ SLB Discounted Stock Purchase Plan (the "Plan") is designed to encourage and assist all employees of Schlumberger Limited, a Curaçao corporation, and its Subsidiaries (as defined in Section 4 hereof, and together with Schlumberger Limited, the "Company"), where permitted by applicable laws and regulations, to acquire an equity interest in Schlumberger Limited through the purchase of shares of common stock, par value $0.01 per share, of Schlumberger Limited (the "Common Stock"). It is intended that the Plan constitute an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code").

### 2. Administration of the Plan

The Plan shall be administered by a Stock Purchase Plan Committee (the "Committee") appointed by the Board of Directors of Schlumberger Limited (the "Board") or its executive management delegate, which consists of at least three (3) persons. The Committee shall supervise the administration and enforcement of the Plan according to its terms and provisions, and will have all powers necessary to accomplish these purposes and discharge its duties hereunder including, but not by way of limitation, the power to (a) employ and compensate agents of the Committee for the purpose of administering the accounts of participating employees; (b) construe or interpret the Plan; (c) determine all questions of eligibility; (d) compute the amount and determine the manner and time of payment of all benefits according to the Plan hereunder; and (e) amend the Plan as necessary to comply with the Code or make any other changes to the Plan that do not result in any (i) significant increase in the cost of maintaining the Plan or (ii) significant reduction in the overall benefits provided to employees under the Plan.

The Committee shall act by unanimous decision of its members at a regular or special meeting of the Committee, or by unanimous decision reduced to writing and signed by all members of the Committee without holding a formal meeting. Vacancies in the membership of the Committee arising from death, resignation or other inability to serve shall be filled by appointment of the Board.

### 3. Nature and Number of Shares

The Common Stock subject to issuance under the terms of the Plan will be shares of Schlumberger Limited's authorized but unissued shares or previously issued shares reacquired and held by Schlumberger Limited. Except as provided in Section 20 hereof, effective from and after January ~~21, 2021~~16, 2025, the aggregate number of shares of Common Stock that may be issued under, and that is authorized by, this Plan shall not exceed ~~24,059,600~~25,634,331, being equal to the sum of (a) the ~~4,059,600~~1,634,331 shares of Common Stock available for issuance under the Plan on January 1, ~~2021~~2025 after the issuance of any such shares of Common Stock attributable to the Purchase Period ended December 31, ~~2020~~2024, and (b) the ~~20,000,000~~24,000,000 shares of Common Stock authorized as of January ~~21, 2021~~16, 2025. All shares of Common Stock purchased under the Plan, regardless of source, will be counted against this share limitation.

### 4. Eligibility Requirements

Each "Employee" (as defined below in this Section 4), except as described in the next paragraph, will become eligible to participate in the Plan in accordance with Section 5 hereof on the first "Enrollment Date" (as defined in Section 5 hereof) coincident with or next following employment with the Company. Participation in the Plan is voluntary.

The following Employees are not eligible to participate in the Plan:

(i) Employees who would, immediately upon enrollment in the Plan, own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Schlumberger Limited or any Subsidiary;

(ii) Employees who are customarily employed by the Company fewer than twenty (20) hours per week or fewer than five (5) months in any calendar year; and

(iii) Employees who are prohibited by the laws and regulations of the nation of their residence or employment from participating in the Plan, as determined by the Committee.

Notwithstanding the provisions of subparagraph (ii) above, where required by applicable law (as determined by the Committee), Employees employed in the countries specified from time to time by the Committee who are customarily employed by the Company fewer than twenty (20) hours per week may participate in the Plan where required by law, subject to any restrictions established by the Committee.



"Employee" means any individual employed by Schlumberger Limited or any Subsidiary.

"Subsidiary" means any corporation in existence as of the Restatement Date (as defined in Section 5 hereof) of the Plan in an unbroken chain of corporations beginning with Schlumberger Limited if, as of the Restatement Date, each of the corporations other than the last corporation in the chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain. Any corporation that may become a Subsidiary after the Restatement Date will automatically be deemed to be a participating Subsidiary under the Plan effective as of the following Enrollment Date, unless the Committee takes action to exclude such corporation and its employees from participation herein.

## 5. Enrollment

Each eligible Employee as of ~~July 1, 2022~~January 1, 2025 (the "Restatement Date" herein) who is already enrolled in the Plan may enroll in the Plan as of ~~January 1, 2023~~July 1, 2025. Each other eligible Employee who thereafter becomes eligible to participate may enroll in the Plan on the first July 1 or January 1 following the date he or she first meets the eligibility requirements of Section 4 hereof. Any eligible Employee not enrolling in the Plan when first eligible may enroll in the Plan on the first day of July or January of any subsequent calendar year. Any eligible Employee may enroll or re-enroll in the Plan on the dates hereinabove prescribed, or such other specific dates established by the Committee from time to time ("Enrollment Dates").

In order to enroll, an eligible Employee must complete an enrollment application through the process designated by the Company, unless applicable law requires a paper enrollment form, in which case the form should be signed and submitted to the Stock Department.

## 6. Method of Payment

Payment for shares of Common Stock is to be made as of the applicable "Purchase Date" (as defined in Section 9 hereof) through payroll deductions (with no right of prepayment) over the Plan's designated purchase period (the "Purchase Period"), with the first such deduction commencing with the payroll period ending after the Enrollment Date. Each Purchase Period under the Plan shall be a period of six (6) calendar months beginning on July 1 and ending on December 31 of the same calendar year, and beginning on January 1 and ending on June 30 of the same calendar year, or such other period as the Committee may prescribe. Each participating Employee (hereinafter referred to as a "Participant") will be deemed, by virtue of enrolling in the Plan during a Purchase Period, to authorize such deductions from his or her pay for each month during such Purchase Period, and such amounts will be deducted in conformity with his or her employer's payroll deduction schedule.

Each Participant may elect to make contributions each pay period in amounts not less than one percent (1%) and not more than ten percent (10%), or such other percentages as the Committee may establish from time to time before an Enrollment Date for all purchases to occur during the relevant Purchase Period, of his or her base earnings or salary, geographical coefficient, overtime pay, shift premiums and commissions from the Company (excluding long-term disability or workers compensation payments and similar amounts, but including elective qualified contributions by the Participant to employee benefit plans maintained by the Company) during such pay period. The rate of contribution shall be designated by the Participant in the enrollment process. Bonuses will be included in determining the amount of the Participant's contribution.

A Participant may elect to increase or decrease the rate of contribution effective as of the next pay period or the first day of any calendar month by using the process as determined by the Company from time to time. A Participant may suspend payroll deductions at any time during the Purchase Period, by using the process as determined by the Company from time to time. In such case, the Participant's account will continue to accrue interest determined in accordance with Section 7 hereof, if applicable, and will be used to purchase stock at the end of the Purchase Period. A Participant may also elect to withdraw contributions at any time by using the process as determined by the Company from time to time. Any Participant who withdraws his or her contributions will receive his or her entire account balance, including interest, if any, plus the number of shares of Common Stock held by the Participant under the Plan as soon as administratively feasible. Any Participant who suspends payroll deductions or withdraws contributions during any Purchase Period cannot resume payroll deductions during such Purchase Period, and must re-enroll in the Plan in order to participate in the next Purchase Period.

No more than the maximum contribution permitted any Participant under Section 9 hereof can be accumulated over the Purchase Period, including interest, if applicable. Except in case of cancellation of election to purchase, death, resignation or other terminating event, the amount in a Participant's account at the end of the Purchase Period will be applied to the purchase of shares of Common Stock.

## 7. Crediting of Contributions, Interest and Dividends

Contributions will be credited to a Participant's account as soon as administratively feasible after payroll withholding. Unless otherwise prohibited by laws or regulations, the Committee may determine in its discretion that Participant contributions will receive interest at a rate realized for the investment vehicle or vehicles designated by the Committee for purposes of the Plan. Interest may, in the Committee's discretion, be credited to a Participant's account, if the Participant remains in the Plan at the end of the Purchase Period. Any such contributions and interest will be deposited in or held by a bank or financial institution designated by the Committee for this purpose (any such bank or financial institution so designated by the Committee for this or any other purpose hereunder, a "Custodian").



## 8. Grant of Right to Purchase Common Stock on Enrollment

Enrollment in the Plan by an Employee on an Enrollment Date will constitute the grant by the Company to the Participant of the right to purchase shares of Common Stock under the Plan. Re-enrollment by a Participant in the Plan (but not merely an increase or decrease in the rate of contributions) will constitute a grant by the Company to the Participant of a new opportunity to purchase shares of Common Stock on the Enrollment Date on which such re-enrollment occurs. A Participant who has not terminated employment and has not withdrawn his or her contributions from the Plan will have shares of Common Stock purchased for him or her on the applicable Purchase Date, and he or she will automatically be re-enrolled in the Plan on the Enrollment Date immediately following the Purchase Date on which such purchase has occurred, unless such participant cancels his participation through the process as determined by the Company from time to time confirming that he or she elects not to re-enroll. A Participant who has suspended payroll deductions or withdrawn contributions during any Purchase Period must re-enroll to participate in the Plan in the next Purchase Period.

Each right to purchase shares of Common Stock under the Plan during a Purchase Period will have the following terms:

(i) the right to purchase shares of Common Stock during a particular Purchase Period will expire on the earlier of (A) the completion of the purchase of shares of Common Stock on the Purchase Date occurring on the last trading day of the Purchase Period; or (B) the date on which participation of such Participant in the Plan terminates for any reason;

(ii) in no event will the right to purchase shares of Common Stock during a Purchase Period extend beyond twenty-seven (27) months from the Enrollment Date;

(iii) payment for shares of Common Stock purchased will be made only through payroll withholding and the crediting of interest, if applicable, in accordance with Sections 6 and 7 hereof;

(iv) purchase of shares of Common Stock will be accomplished only in accordance with Section 9 hereof;

(v) the price per share of Common Stock will be determined as provided in Section 9 hereof;

(vi) the right to purchase shares of Common Stock (taken together with all other such rights then outstanding under the Plan and under all other similar stock purchase plans of Schlumberger Limited or any Subsidiary) will in no event give a Participant the right to purchase a number of shares of Common Stock during any calendar year having a fair market value in excess of $25,000 (the "Maximum Share Limitation") as determined in accordance with the Section 423 of the Code and the regulations thereunder;

(vii) the Maximum Share Limitation for a Purchase Period will be determined as of the Grant Date (as defined in Section 9 hereof) of a Purchase Period by dividing $12,500 by the fair market value of a share of Common Stock on such Grant Date; and

(viii) the right to purchase shares of Common Stock will in all respects be subject to the terms and conditions of the Plan, as interpreted by the Committee.

## 9. Purchase of Common Stock

The right of a Participant to purchase shares of Common Stock granted by the Company under the Plan is for the term of a Purchase Period. The fair market value of the Common Stock to be purchased during such Purchase Period will be determined by averaging the highest and lowest composite sale prices per share of the Common Stock on the New York Stock Exchange ("Fair Market Value") on the first trading day of each Purchase Period or such other trading date designated by the Committee (the "Grant Date"). The Fair Market Value of the Common Stock will again be determined in the same manner on the last trading day of the Purchase Period or such other trading date designated by the Committee (the "Purchase Date"). These dates constitute the date of grant and the date of exercise for valuation purposes of Section 423 of the Code.

As of the Purchase Date, the Committee shall apply the funds then credited to each Participant's account to the purchase of whole shares of Common Stock. The cost to the Participant for the shares of Common Stock purchased during a Purchase Period will be 85.0% of the lower of:

(i) the Fair Market Value of the Common Stock on the Grant Date; or

(ii) the Fair Market Value of the Common Stock on the Purchase Date.

The Company shall, as soon as administratively feasible after the Purchase Date, deliver to the Custodian book entries or entries into each Participant's account evidencing shares of Common Stock purchased, but Participants shall be treated as the record owners of their purchased shares of Common Stock effective as of the Purchase Date. Shares of Common Stock that are held by the Custodian shall be held in book entry form. Any cash equal to less than the price of a whole share of Common Stock shall be credited to a Participant's account on the Purchase Date and carried forward in his or her account for application during the next Purchase Period. Any Participant who purchases stock at the end of a Purchase Period and is not re-enrolled in the Plan for the next Purchase Period will receive the number of shares of Common Stock held in his or her account as of the most recent Purchase Date and any cash or interest, if any, remaining in his or her account. Any Participant who terminates employment or withdraws his or her contributions from the Plan prior to the next Purchase Date, will receive the number of shares of Common Stock held in his or her account and a cash refund attributable to amounts equal to less than the price of a whole share of Common Stock, and any accumulated contributions and interest determined in accordance with Section 7 hereof, if any. If for any reason a Participant's allocations to the Plan exceed $10,625.00 during a Purchase Period or if the purchase of shares of Common Stock with such allocations would exceed the Maximum Share Limitation, such excess amounts shall be refunded to the Participant as soon as administratively feasible after such excess has been determined to exist.

 

If as of any Purchase Date the shares of Common Stock authorized for purchase under the Plan are exceeded, enrollments shall be reduced proportionately to eliminate the excess. The Company shall refund to Participants, as soon as administratively feasible, any funds that cannot be applied to the purchase of shares of Common Stock due to excess enrollment, including interest, if any, determined in accordance with Section 7 hereof. The Committee in its discretion may also provide that amounts representing a fractional share of Common Stock that were withheld but not applied toward the purchase of shares of Common Stock in a Purchase Period may be carried over to the next Purchase Period under this Plan or any successor plan according to the regulations as set forth under Section 423 of the Code.

## 10. Withdrawal of Shares

A Participant may elect to withdraw shares of Common Stock held in his or her account at any time (without withdrawing from the Plan) by making an election using a process designated by the Company. Upon receipt of such election, the Custodian will arrange for the issuance and delivery of all shares of Common Stock held in the Participant's account as soon as administratively feasible.

## 11. Termination of Participation

The right to participate in the Plan terminates immediately when a Participant ceases to be employed by the Company for any reason whatsoever (including death, unpaid disability or when the Participant's employer ceases to be a Subsidiary) or the Participant otherwise becomes ineligible to participate in the Plan. Participation also terminates immediately when the Participant voluntarily withdraws his or her contributions from the Plan. Participation terminates immediately after the Purchase Date if the Participant is not re-enrolled in the Plan for the next Purchase Period or if the Participant has suspended payroll deductions during any Purchase Period and has not re-enrolled in the Plan for the next Purchase Period. Following termination of participation, the Participant may request that the Committee cause to be paid to the Participant or his or her beneficiary or legal representative all amounts credited to his or her account, including interest, if applicable, determined in accordance with Section 7 hereof, and cause an electronic transmission for the number of shares of Common Stock held in his or her account to be delivered to the Participant or to his or her beneficiary or legal representative.

## 12. Unpaid Leave of Absence

Unless a Participant has voluntarily withdrawn his or her contributions from the Plan, shares of Common Stock will be purchased for his or her account on the Purchase Date next following commencement of an unpaid leave of absence by such Participant, provided such leave does not constitute a termination of employment. The number of shares of Common Stock to be purchased will be determined by applying to the purchase the amount of the Participant's contributions made up to the commencement of such unpaid leave of absence plus interest on such contributions, if applicable, determined in accordance with Section 7 hereof. Participation in the Plan will terminate immediately after the purchase of shares of Common Stock on such Purchase Date, unless the Participant has resumed eligible employment prior to the Purchase Date, in which case the Participant may resume payroll deductions immediately.

## 13. Designation of Beneficiary

Each Participant may designate one or more beneficiaries in the event of death and may, in his or her sole discretion, change such designation at any time. Any such designation shall be effective upon receipt by the Company and shall control over any disposition by will or otherwise.

As soon as administratively feasible after the death of a Participant, amounts credited to his or her account, including interest, if applicable, determined in accordance with Section 7 hereof, shall be paid in cash by the Company, and an electronic transmission for any shares of Common Stock shall be delivered to the Participant's designated beneficiaries or, in the absence of such designation, to the executor, administrator or other legal representative of the Participant's estate. Such payment shall relieve the Company of further liability to the deceased Participant with respect to the Plan. If more than one beneficiary is designated, each beneficiary shall receive an equal portion of the account, unless the Participant has given express contrary instructions.

## 14. No Assignment

The rights of a Participant under the Plan will not be assignable or otherwise transferable by the Participant except by will or the laws of descent and distribution. No purported assignment or transfer of such rights of a Participant under the Plan, whether voluntary or involuntary, by operation of law or otherwise, will vest in the purported assignee or transferee any interest or right therein whatsoever but immediately upon such assignment or transfer, or any attempt to make the same, such rights shall terminate and become of no further effect. If this provision is violated, the Participant's election to purchase Common Stock shall terminate and the only obligation of the Company remaining under the Plan will be to pay to the person entitled thereto the amount then credited to the Participant's account.

No Participant may create a lien on any funds, securities, rights or other property held for the account of the Participant under the Plan, except to the extent that there has been a designation of beneficiaries in accordance with the Plan, and except to the extent permitted by will or the laws of descent and distribution if beneficiaries have not been designated. A Participant's right to purchase shares of Common Stock under the Plan shall be exercisable only during the Participant's lifetime and only by him or her.



## 15. Treatment of Non-U.S. Participants

Participants who are paid in foreign currency and who contribute foreign currency to the Plan through payroll deductions, will have such contributions converted to U.S. dollars on a monthly basis. The exchange rate for such conversion will be the rate quoted by a major financial institution selected by the Committee in its sole discretion. If the exchange rate for certain countries cannot be quoted in this manner, the conversion rate shall be determined as prescribed by the Committee. In no event will any procedure implemented for dealing with exchange rate fluctuations that may occur during the Purchase Period result in a purchase price below the price determined pursuant to Section 9 hereof.

## 16. Costs

All costs and expenses incurred in administering this Plan shall be paid by the Company. Any brokerage fees for the sale of shares of Common Stock purchased under the Plan shall be paid by each Participant.

## 17. Reports

Annually, the Company shall provide or cause to be provided to each Participant a report of his or her contributions and the shares of Common Stock purchased with such contributions by that Participant on each Purchase Date.

## 18. Equal Rights and Privileges

All eligible Employees will have equal rights and privileges with respect to the Plan so that the Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and related regulations. Any provision of the Plan that is inconsistent with Section 423 or any successor provision of the Code will, without further act or amendment by the Company, be reformed to comply with the requirements of Section 423. This Section 18 supersedes all other provisions in the Plan.

## 19. Rights as Stockholder

A Participant will have no rights as a stockholder under any election to purchase Common Stock until he or she becomes a stockholder of Schlumberger Limited as herein provided. A Participant will become a stockholder with respect to shares of Common Stock for which payment has been completed as provided in Section 9 hereof at the close of business on the last business day of the Purchase Period.

## 20. Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale

(a) *Changes in Capitalization.* Subject to any required action by the stockholders of Schlumberger Limited, the right to purchase shares of Common Stock covered by a current Purchase Period and the number of shares of Common Stock that have been authorized for issuance under the Plan for any future Purchase Period, the maximum number of shares of Common Stock each Participant may purchase each Purchase Period pursuant to Section 9 hereof, as well as the price per share of Common Stock and the number of shares of Common Stock covered by each right under the Plan that have not yet been purchased shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, will affect, and no adjustment by reason thereof will be made with respect to, the number or price of shares of Common Stock.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of Schlumberger Limited, the Purchase Period then in progress shall be shortened by setting a new Purchase Date (the "New Purchase Date"), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Board. The New Purchase Date will be before the date of the proposed dissolution or liquidation. Each Participant will be notified in writing, at least thirty (30) business days prior to the New Purchase Date, that the Purchase Date for the Participant's right to purchase shares of Common Stock has been changed to the New Purchase Date and that the applicable number of shares of Common Stock will automatically be purchased on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Plan as provided in Section 10 hereof.

(c) *Merger or Asset Sale.* In the event of a proposed sale of all or substantially all of the assets of Schlumberger Limited, or the merger of Schlumberger Limited with or into another entity, each outstanding right to purchase shares of Common Stock shall be assumed or an equivalent right to purchase shares substituted by the successor entity or a parent or subsidiary of the successor entity. In the event that the successor entity refuses to assume or substitute, or to cause a parent or subsidiary corporation to assume or substitute, the right to purchase shares of Common Stock, or is unable to assume or substitute such right in a manner compliant with Section 423 of the Code, then any Purchase Period then in progress shall be shortened by setting a new Purchase Date (the "Alternate Purchase Date") and any Purchase Period then in progress will end on the Alternate Purchase Date. The Alternate Purchase Date shall be before the date of the proposed sale or merger. Each Participant will be notified in writing, at least thirty (30) business days prior to the Alternate Purchase Date, that the Purchase Date has been changed to the Alternate Purchase Date and that the applicable number of shares of Common Stock will be purchased automatically on the Alternate Purchase Date, unless prior to such date the Participant has withdrawn from the Plan as provided in Section 10 hereof.



## 21.  Modification and Termination

Except as provided in Section 20 hereof, the Board may amend or terminate the Plan at any time; provided, however, that the Committee has the authority to amend the Plan as provided in Section 2 hereof. No amendment will be effective unless, within one year after it is adopted by the Board or effected by the Committee pursuant to Section 2 hereof, it is approved by the holders of a majority of the shares of outstanding Common Stock at a meeting of its stockholders if such amendment would cause the rights granted under the Plan to purchase shares of Common Stock to fail to meet the requirements of Section 423 of the Code (or any successor provision).

In the event the Plan is terminated, the Committee may elect to terminate all outstanding rights to purchase shares of Common Stock under the Plan either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date, unless the Committee has designated that the right to make all such purchases shall expire on some other designated date occurring prior to the next Purchase Date. If the rights to purchase shares of Common Stock under the Plan are terminated prior to expiration, all funds contributed to the Plan that have not been used to purchase shares of Common Stock shall be returned to the Participants as soon as administratively feasible, including interest, if applicable, determined in accordance with Section 7 hereof.

## 22.  Board and Stockholder Approval; Effective Date

The Plan was originally approved by the Board on January 28, 1988, and was amended and restated by the Board on January 21, 1992, January 21, 1998, January 20, 2005, January 21, 2010, January 17, 2013, January 19, 2017, April 18, 2018, ~~and~~ January 21, 2021, and March 21, 2022. The Plan was approved by the holders of a majority of the shares of outstanding Common Stock on April 15, 1992. The January 21, 1998 amendment and restatement of the Plan was similarly approved on April 8, 1998; the January 20, 2005 amendment and restatement of the Plan was similarly approved on April 13, 2005; the January 21, 2010 amendment and restatement of the Plan was similarly approved on April 7, 2010; the January 1, 2013 amendment and restatement of the Plan was similarly approved on April 10, 2013; the January 19, 2017 amendment and restatement of the Plan was similarly approved on April 5, 2017; and the January 21, 2021 amendment and restatement of the Plan was similarly approved on April 7, 2021. This amendment and restatement, which was approved by the Board on ~~March 21, 2022~~January 16, 2025, shall become effective as of ~~July 1, 2022~~January 16, 2025; provided, however, that the changes contained in Section 3 herein related to the increase in the number of shares which may be issued under the Plan will not be effective unless approved by the holders of a majority of the votes cast at a meeting within the 12-month period ending January 16, 2026 (12 months after the date such increase in the number of shares which may be issued under the Plan is approved by the Board).

## 23.  Governmental Approvals or Consents

The Plan and any offering or sale made to Employees under it are subject to any governmental approvals or consents that may be or become applicable in connection therewith. Subject to the provisions of Section 21 hereof, the Board or the Committee may make such changes in the Plan and include such terms in any offering under the Plan as may be desirable to comply with the rules or regulations of any governmental authority.

## 24.  Other Provisions

The agreements to purchase shares of Common Stock under the Plan will contain such other provisions as the Committee and the Board deem advisable, provided, that no such provision shall in any way be in conflict with the terms of the Plan.

SCHLUMBERGER LIMITED


By: _____

Name: Olivier Le Peuch
Title:  Chief Executive Officer



# Schlumberger Limited

42 Rue Saint-Dominique
75007 Paris
France

5599 San Felipe
Houston, Texas 77056
United States

62 Buckingham Gate
London SW1E 6AJ
United Kingdom

Parkstraat 83
2514 JG The Hague
The Netherlands

slb.com


For a
Balanced
Planet